2004 ANNUAL REPORT

INTERVEST BANCSHARES CORPORATION

A FINANCIAL HOLDING COMPANY

INTERVEST BANCSHARES CORPORATION
A FINANCIAL HOLDING COMPANY

Corporate Offices
One Rockefeller Plaza
New York, New York 10020-2002
212-218-2800

SUBSIDIARIES

INTERVEST NATIONAL BANK

HEADQUARTERS:	One Rockefeller Plaza New York, New York
BRANCHES:	FLORIDA HEADQUARTERS 625 Court Street Clearwater, Florida
	1875 Belcher Road North Clearwater, Florida
	2575 Ulmerton Road Clearwater, Florida
	2175 Nursery Road Clearwater, Florida
	6750 Gulfport Boulevard South Pasadena, Florida

INTERVEST MORTGAGE CORPORATION

One Rockefeller Plaza
New York, New York

INTERVEST SECURITIES CORPORATION

One Rockefeller Plaza
New York, New York

INTERVEST BANCSHARES CORPORATION
ONE ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-2002
TEL: (212) 218-2800/ FAX: (212) 218-2808

A FINANCIAL HOLDING COMPANY

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Completes Record Year for 2004
Reports Annual Earnings of $11.4 Million
and Total Assets of $1.32 Billion at Year End

Business Editors - New York – (Business Wire – January 18, 2005)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings for 2004 increased by $2,333,000, or 26%, to $11,453,000, or $1.71 per diluted share, from $9,120,000, or $1.53 per diluted share, reported in 2003. For the fourth quarter of 2004, consolidated net earnings increased by $839,000, or 38%, to $3,061,000 from $2,222,000 in the fourth quarter of 2003. Diluted earnings per share for the 2004 quarter was $0.46, compared to $0.35 reported in the 2003 quarter.

The Company's efficiency ratio, which is a measure of its ability to control expenses as a percentage of its revenues, continues to be excellent and stood at 25% for both the fourth quarter and full year of 2004. The Company's book value per common share rose to $14.37 at December 31, 2004.

The $839,000 increase in earnings for the fourth quarter was primarily due to the continued growth in the Company's lending activities. Net interest and dividend income increased 32% or $1,865,000 from the fourth quarter of 2003 primarily due to a $309,000,000 increase in average loans outstanding, partially offset by a lower net interest margin. The margin decreased to 2.41% in the current quarter from 2.69% in the prior year quarter primarily due to lower rates on new loan originations as well as the effect of prepayments of higher yielding loans over the past year. Noninterest income increased $204,000 in the current quarter primarily due to higher income of $183,000 from loan prepayments. These revenue increases were partially offset by the following: a $505,000 increase in the provision for loan losses resulting from continued loan growth; a $362,000 increase in income tax expense resulting from higher pretax income; and a $363,000 increase in noninterest expenses primarily due to growth in staff, salary increases and from the leasing of larger office space in Rockefeller Plaza in New York City. The Company's return on average assets and equity was 0.96% and 14.30%, respectively, in the 2004 quarter, compared to 1.03% and 13.17% in the 2003 quarter.

The $2,333,000 increase in earnings for the full year 2004 was also due to growth in net interest and dividend income of $5,966,000 and an increase of $1,819,000 in noninterest income, of which $1,229,000 was attributable to higher income from loan prepayments. These revenue increases were partially offset by a $2,557,000 increase in the provision for loan losses, a $1,903,000 increase in income tax expense and a $992,000 increase in noninterest expenses. The contributing factors to these changes were largely the same as those discussed above regarding the quarterly period. The Company's return on average assets and equity was 1.02% and 14.14%, respectively, in 2004, compared to 1.19% and 15.34% in 2003.

Total consolidated assets at December 31, 2004 increased 44% to $1,316,751,000, from $911,523,000 at December 31, 2003. The increase is reflected in the growth in the Company's loan and investment securities portfolios.

Total consolidated loans, net of unearned fees, at December 31, 2004 increased 51% to $1,015,396,000 from $671,125,000 at December 31, 2003. The increase was due to new commercial real estate and multifamily mortgage loan originations exceeding repayments. New loan originations totaled $148,642,000 in the fourth quarter of 2004 and $626,252,000 for the full year 2004, compared to $89,398,000 and $378,630,000, respectively, for the same periods of 2003.

Total consolidated security investments at December 31, 2004 increased 63% to $253,980,000 from $155,898,000 at December 31, 2003. The increase was due to new investments exceeding maturities and early calls of securities. The Company continues to invest in short-term (1-5 year) U.S government agency debt obligations to emphasize liquidity and to target Intervest National Bank's loan-to-deposit ratio at approximately 80%. The investment portfolio at December 31, 2004 had a weighted-average remaining maturity of 1.4 years and a yield of 2.33%, compared to 1.1 years and a yield of 1.75% at December 31, 2003.

Total consolidated cash and other short-term investments at December 31, 2004 decreased to $24,599,000, from $64,128,000 at December 31, 2003 due to the deployment of a portion of those funds into loans and securities.

Total consolidated deposits at December 31, 2004 increased 47% to $993,872,000, from $675,513,000 at December 31, 2003, primarily reflecting increases in money market and certificate of deposit accounts of $38,335,000 and $277,612,000, respectively.

Total consolidated borrowed funds and related interest payable increased 44% to $202,661,000 at December 31, 2004, from $140,383,000 at December 31, 2003. The increase was primarily due to the following: $36,000,000 of short-term FHLBNY borrowings by Intervest National Bank (which mature during January and February 2005) and sales of additional trust preferred securities as previously announced during 2004 totaling $30,000,000. The Company now has a total of $60,000,000 of trust preferred securities that qualify for inclusion in regulatory capital. During 2004, a total of $2,883,000 (comprised of $1,760,000 of principal and $1,123,000 of accrued interest) of the Company's convertible debentures were converted at the option of the debenture holders into 240,546 shares of Class A common stock

Total consolidated stockholders' equity at December 31, 2004 increased 20% to $90,094,000, from $75,385,000 at December 31, 2003. The increase was almost entirely due to earnings of $11,453,000 and $3,247,000 of additional equity from the issuance of shares in connection with the exercise of stock warrants and conversion of debentures.

The Company intends to explore further growth through the acquisition of other banks or thrifts. The Company emphasizes that it has not entered into any agreements or identified any institutions for acquisition and there can be no assurances that any such acquisitions will be successfully completed.

Intervest Bancshares Corporation is a registered financial holding company. Its operating subsidiaries are: Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida; Intervest Mortgage Corporation, a mortgage investment company; and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution. Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed herein are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the SEC for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman

Intervest Bancshares Corporation, 1 Rockefeller Plaza, Suite 400, New York, New York 10020-2002
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION
Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended December 31, 2004	Quarter Ended December 31, 2003	Twelve-Months Ended December 31, 2004	Twelve-Months Ended December 31, 2003
Selected Operating Data:				
Interest and dividend income	$18,910	$13,524	$66,549	$50,464
Interest expense	11,254	7,733	38,683	28,564
Net interest and dividend income	7,656	5,791	27,866	21,900
Provision for loan losses	1,098	593	4,526	1,969
Net interest and dividend income after provision for loan losses	6,558	5,198	23,340	19,931
Noninterest income	982	778	5,140	3,321
Noninterest expenses	2,147	1,784	8,251	7,259
Earnings before income taxes	5,393	4,192	20,229	15,993
Provision for income taxes	2,332	1,970	8,776	6,873
Net earnings	**$3,061**	**$2,222**	**$11,453**	**$9,120**
Basic earnings per share	**$ .50**	**$ .41**	**$ 1.89**	**$ 1.85**
Diluted earnings per share	**$ .46**	**$ .35**	**$ 1.71**	**$ 1.53**
Adjusted net earnings for diluted earnings per share (1)	$3,144	$2,329	$11,707	$9,572
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	6,135,516	5,432,732	6,068,755	4,938,995
Diluted earnings per share (2)	6,902,815	6,627,007	6,828,176	6,257,720
Common shares outstanding at end of period	6,271,433	5,988,377	6,271,433	5,988,377
Common stock warrants outstanding at end of period	696,465	738,975	696,465	738,975
Net interest margin	2.41%	2.69%	2.52%	2.90%
Return on average assets (3)	0.96%	1.03%	1.02%	1.19%
Return on average equity (3)	14.30%	13.17%	14.14%	15.34%
Effective income tax rate	43.24%	46.99%	43.38%	42.98%
Efficiency ratio (4)	25%	27%	25%	29%

Selected Financial Condition Information:	At Dec 31, 2004	At Sep 30, 2004	At Jun 30, 2004	At Mar 31, 2004	At Dec 31, 2003
Total assets (5)	$1,316,751	$1,269,256	$1,119,266	$993,010	$911,523
Total cash and short-term investments	$ 24,599	$ 47,138	$ 19,879	$ 65,376	$ 64,128
Total securities held to maturity	$ 248,888	$ 255,340	$ 196,132	$142,116	$152,823
Total FRB and FHLB stock	$ 5,092	$ 4,642	$ 4,642	$ 3,255	$ 3,075
Total loans, net of unearned fees	$1,015,396	$ 939,001	$ 877,296	$763,108	$671,125
Total deposits	$ 993,872	$ 976,392	$ 852,852	$737,150	$675,513
Total borrowed funds and accrued interest payable(5)	$ 202,682	$ 180,368	$ 155,640	$155,034	$140,383
Total stockholders' equity	$ 90,094	$ 84,410	$ 81,259	$ 78,751	$ 75,385
Total allowance for loan losses	$ 11,106	$ 10,008	$ 8,941	$ 7,657	$ 6,580
Total nonperforming loans	$ 4,607	$ 5,226	-	$ 1,036	$ 8,474
Total loan chargeoffs	-	-	-	-	-
Book value per common share	$ 14.37	$ 13.96	$ 13.44	$ 13.02	$ 12.59
Allowance for loan losses / nonperforming loans	241%	192%	NA	739%	78%
Allowance for loan losses / net loans	1.09%	1.07%	1.02%	1.00%	0.98%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted EPS includes shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be exercised/converted during the period. All outstanding warrants were considered for the EPS computations. Convertible debentures (principal and accrued interest) outstanding at December 31, 2004 and 2003 totaling $4,774,000 and $7,146,000, respectively, were convertible into common stock at a price of $12.00 per share in 2004 and $10.01 per share in 2003 and resulted in additional common shares (based on average balances outstanding) of approximately 500,000 in the 2004 EPS computations and 843,000 in the 2003 quarterly and 962,000 in the 2003 full year computations.

(3) Returns for the quarters have been annualized.

(4) Noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

(5) Amounts at December 31, 2003 have been adjusted from those previously reported for the effect of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003. FIN 46 requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities to deconsolidate their investments in those trusts. The adoption resulted in the deconsolidation of the Company's common stock investment in its two business trusts, Intervest Statutory I and Intervest Statutory II, which increased the Company's total assets and borrowed funds previously reported.

INTERVEST BANCSHARES CORPORATION
Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Period Ended				
	Year Ended Dec 31, 2004	Year Ended Dec 31, 2003	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	Year Ended Dec 31, 2000
Balance Sheet Highlights:					
Total assets (1)	$1,316,751	$911,523	$686,443	$513,086	$416,927
Asset growth rate	44%	33%	34%	23%	22%
Total loans, net	$1,015,396	$671,125	$489,912	$368,526	$266,326
Loan growth rate	51%	37%	33%	38%	25%
Total deposits	$ 993,872	$675,513	$505,958	$362,437	$300,241
Deposit growth rate	47%	34%	40%	21%	49%
Loans/deposits (Intervest National Bank)	86%	79%	76%	79%	67%
Borrowed funds and accrued interest payable (1)	$ 202,682	$140,383	$114,032	$100,374	$ 72,813
Stockholders' equity	$ 90,094	$ 75,385	$ 53,126	$ 40,395	$ 36,228
Common shares outstanding (2)	6,271,433	5,988,377	4,703,087	3,899,629	3,899,629
Common book value per share	$ 14.37	$ 12.59	$ 11.30	$ 10.36	$ 9.29
Market price per common share	$ 19.74	$ 14.65	$ 10.80	$ 7.40	$ 3.75
Asset Quality Highlights					
Nonperforming loans	$ 4,607	$8,474	-	$1,243	-
Allowance for loan losses	$11,106	$6,580	$4,611	$3,380	$2,768
Loan recoveries (3)	-	-	$ 107	-	-
Loan chargeoffs (4)	-	-	$ 150	-	-
Foreclosed real estate	-	-	$1,081	-	-
Allowance for loan losses / net loans	1.09%	0.98%	0.94%	0.92%	1.04%
Statement of Operations Highlights:					
Interest and dividend income	$66,549	$50,464	$43,479	$35,462	$31,908
Interest expense (5)	38,683	28,564	26,325	24,714	23,707
Net interest and dividend income	27,866	21,900	17,154	10,748	8,201
Provision for loan losses	4,526	1,969	1,274	612	275
Noninterest income	5,140	3,321	2,218	1,655	983
Noninterest expenses	8,251	7,259	6,479	5,303	4,568
Earnings before income taxes	20,229	15,993	11,619	6,488	4,341
Provision for income taxes (5)	8,776	6,873	4,713	2,710	1,733
Net earnings	$11,453	$9,120	$6,906	$ 3,778	$ 2,608
Basic earnings per share	$ 1.89	$ 1.85	$ 1.71	$ .97	$ .67
Diluted earnings per share	$ 1.71	$ 1.53	$ 1.37	$ .97	$ .67
Adjusted net earnings used to calculate diluted earnings per share	$11,707	$9,572	$7,342	$ 3,778	$ 2,608
Average common shares used to calculate:					
Basic earnings per share	6,068,755	4,938,995	4,043,619	3,899,629	3,884,560
Diluted earnings per share	6,826,176	6,257,720	5,348,121	3,899,629	3,884,560
Net interest margin	2.52%	2.90%	2.88%	2.47%	2.34%
Return on average assets	1.02%	1.19%	1.13%	0.85%	0.69%
Return on average equity	14.14%	15.34%	15.56%	9.94%	7.48%
Effective income tax rate	43.38%	42.98%	40.56%	41.77%	39.92%
Efficiency ratio (6)	25%	29%	33%	43%	50%
Full-service banking offices	6	6	6	6	6

(1) Amounts at December 31, 2003 and prior have been adjusted from those previously reported for the effect of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003.

(2) The increase in shares outstanding from 2003 was due to 42,510 from the exercise of Class A common stock warrants and 240,546 from the conversion of debentures. The increase in 2003 from 2002 was due to the following: 945,717 from the exercise of Class A common stock warrants; 309,573 from the conversion of convertible debentures; and 30,000 from newly issued Class B common stock in connection with the acquisition of Intervest Securities Corporation. The increase in 2002 from 2001 was all due to the exercise of Class A common stock warrants.

(3) The amount for 2002 represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.

(4) The amount for 2002 represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.

(5) A charge of $206,000, net of taxes, from the early retirement of debentures that was previously reported in 2000 as an extraordinary item has been reclassified ($382,000 to interest expense and a $176,000 decrease to income taxes) to give effect to FASB No. 145.

(6) Noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
ONE ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-2002
TEL: (212) 218-2800/ FAX: (212) 218-2808

A FINANCIAL HOLDING COMPANY

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports Record Earnings of $3.15 Million for the Third Quarter of 2004 And Total Assets of $1.27 Billion at Quarter End

Business Editors - New York – (Business Wire – October 18, 2004)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings for the third quarter of 2004 increased $621,000, or 25%, to $3,152,000, from $2,531,000 for the same quarter of 2003, representing the highest quarterly earnings ever reported by the Company. Diluted earnings per share for the 2004 quarter was $0.47, compared to $0.42 in the 2003 quarter. The per share computation for 2004 includes a higher number of common shares outstanding resulting from the exercise of common stock warrants and conversion of debentures that occurred in the later part of 2003. The Company's return on average assets and equity was 1.05% and 15.32%, respectively, in the 2004 quarter, compared to 1.32% and 16.76% in the 2003 quarter.

The increase in consolidated earnings for the third quarter of 2004 was primarily due to the continued growth in the Company's lending activities. Net interest and dividend income increased 27% or $1,541,000 from the prior year quarter due to a $337,000,000 increase in average loans outstanding, partially offset by a lower net interest margin. The margin decreased to 2.46% in the current quarter from 3.03% in the prior year quarter primarily due to lower rates on new loan originations as well as the effect of prepayments of higher yielding loans over the past year. Noninterest income increased $439,000 in the current quarter primarily due to higher income of $193,000 from loan prepayments and $170,000 of fee income from expired loan commitments. These revenue increases were partially offset by the following: a $465,000 increase in the provision for loan losses resulting from continued loan growth and a decrease in the credit grade of two loans during the quarter; a $565,000 increase in income tax expense resulting from higher pretax income; and a $329,000 increase in noninterest expenses due to growth in staff and from the leasing of larger office space in Rockefeller Plaza in New York City. The Company's efficiency ratio, which is a measure of its ability to control expenses, was 24% for the third quarter of 2004 and represented the third best ratio as of March 31, 2004 among the 500 largest bank holding companies as reported by American Banker in their September 2, 2004 issue.

For the first nine months of 2004, consolidated net earnings amounted to $8,392,000, or $1.25 per diluted share, an increase of $1,494,000 from $6,898,000, or $1.19 per diluted share, reported in the first nine months of 2003. The increase was also due to growth in net interest and dividend income of $4,101,000 and an increase of $1,615,000 in noninterest income, of which $1,046,000 was attributable to higher income from the early repayment of mortgage loans. These revenue increases were partially offset by a $2,052,000 increase in the provision for loan losses, a $1,541,000 increase in income tax expense and a $629,000 increase in noninterest expenses. The reasons for the changes in the nine-month period were due to the same factors discussed above regarding the quarterly period.

Total consolidated assets at September 30, 2004 increased 39% to $1,269,256,000, from $911,523,000 at December 31, 2003, which is reflected primarily in the increase in the Company's loan and investment securities portfolios.

Total consolidated loans, net of unearned fees, at September 30, 2004 increased 40% to $939,001,000 from $671,125,000 at December 31, 2003. The increase was due to new commercial real estate and multifamily mortgage loan originations exceeding repayments. New loan originations totaled $139,019,000 in the third quarter of 2004 and $477,610,000 in the first nine months of 2004, compared to $123,937,000 and $289,232,000, respectively, for the same periods of 2003.

Total consolidated security investments at September 30, 2004 increased 67% to $259,982,000 from $155,898,000 at December 31, 2003. The increase was due to new investments exceeding maturities and early calls of securities. The Company continues to invest in short-term (1-5 year) U.S government agency debt obligations to emphasize liquidity and to target Intervest National Bank's loan-to-deposit ratio at approximately 80%. The investment portfolio at September 30, 2004 had a weighted-average remaining maturity of 2.1 years and a yield of 2.24%, compared to 1.75 years and a yield of 1.75% at December 31, 2003.

Total consolidated cash and other short-term investments at September 30, 2004 decreased to $47,138,000, from $64,128,000 at December 31, 2003 due to the partial deployment of those funds into loans and securities.

Total consolidated deposits at September 30, 2004 increased 45% to $976,392,000, from $675,513,000 at December 31, 2003, primarily reflecting increases in money market and certificate of deposit accounts of $48,219,000 and $247,655,000, respectively.

Total consolidated borrowed funds and related interest payable increased 28% to $180,368,000 at September 30, 2004, from $140,383,000 at December 31, 2003. The increase was due to sales of additional trust preferred securities as previously announced in the first and third quarters of 2004 totaling $30,000,000 as well as a net increase of $10,500,000 in the outstanding debentures of the Company's subsidiary, Intervest Mortgage Corporation. The Company now has a total of $60,000,000 of trust preferred securities that qualify for inclusion in regulatory capital.

Total consolidated stockholders' equity at September 30, 2004 increased 12% to $84,410,000, from $75,385,000 at December 31, 2003. The increase was due to earnings of $8,392,000 and $624,000 of additional equity from the issuance of shares in connection with the exercise of stock warrants and conversion of debentures. Book value per common share increased to $13.96 at September 30, 2004, from $12.59 at December 31, 2003.

Intervest Bancshares Corporation is a registered financial holding company. Its operating subsidiaries are: Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida; Intervest Mortgage Corporation, a mortgage investment company; and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution. Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed herein are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the SEC for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact:
Jerome Dansker, Chairman
Intervest Bancshares Corporation
1 Rockefeller Plaza, Suite 400
New York, New York 10020-2002
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION
Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended September 30, 2004	Quarter Ended September 30, 2003	Nine-Months Ended September 30, 2004	Nine-Months Ended September 30, 2003
Selected Operating Data:				
Interest and dividend income	$17,655	$12,845	$47,639	$36,940
Interest expense	10,348	7,079	27,429	20,831
Net interest and dividend income	7,307	5,766	20,210	16,109
Provision for loan losses	1,067	602	3,428	1,376
Net interest and dividend income after provision for loan losses	6,240	5,164	16,782	14,733
Noninterest income	1,477	1,038	4,158	2,543
Noninterest expenses	2,141	1,812	6,104	5,475
Earnings before income taxes	5,576	4,390	14,836	11,801
Provision for income taxes	2,424	1,859	6,444	4,903
Net earnings	**$3,152**	**$2,531**	**$8,392**	**$6,898**
Basic earnings per share	**$ .52**	**$ .52**	**$ 1.39**	**$ 1.45**
Diluted earnings per share	**$ .47**	**$ .42**	**$ 1.25**	**$ 1.19**
Adjusted net earnings for diluted earnings per share (1)	$3,235	$2,646	$8,639	$7,244
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	6,048,075	4,894,436	6,046,339	4,771,323
Diluted earnings per share (2)	6,896,727	6,272,163	6,897,384	6,072,957
Common shares outstanding at end of period	6,048,075	5,053,686	6,048,075	5,053,686
Common stock warrants outstanding at end of period	696,465	1,470,110	696,465	1,470,010
Net interest margin	2.46%	3.03%	2.57%	2.99%
Return on average assets (3)	1.05%	1.32%	1.05%	1.25%
Return on average equity (3)	15.32%	16.76%	14.08%	16.21%
Effective income tax rate	43.47%	42.35%	43.43%	41.55%
Efficiency ratio (4)	24%	27%	25%	29%

Selected Financial Condition Information:	At Sep 30, 2004	At Jun 30, 2004	At Mar 31, 2004	At Dec 31, 2003	At Sep 30, 2003
Total assets (5)	$1,269,256	$1,119,266	$993,010	$911,523	$823,828
Total cash and short-term investments	$ 47,138	$ 19,879	$ 65,376	$ 64,128	$ 37,695
Total securities held to maturity	$ 255,340	$ 196,132	$142,116	$152,823	$134,164
Total FRB and FHLB stock	$ 4,642	$ 4,642	$ 3,255	$ 3,075	$ 2,805
Total loans, net of unearned fees	$ 939,001	$ 877,296	$763,108	$671,125	$631,361
Total deposits	$ 976,392	$ 852,852	$737,150	$675,513	$594,832
Total borrowed funds and accrued interest payable(5)	$ 180,368	$ 155,640	$155,034	$140,383	$145,291
Total stockholders' equity	$ 84,410	$ 81,259	$ 78,751	$ 75,385	$ 63,745
Total allowance for loan losses	$ 10,008	$ 8,941	$ 7,657	$ 6,580	$ 5,987
Total nonperforming loans	$ 5,226	-	$ 1,036	$ 8,474	$ 8,474
Total loan chargeoffs	-	-	-	-	-
Total foreclosed real estate	-	-	-	-	-
Book value per common share	$ 13.96	$ 13.44	$ 13.02	$ 12.59	$ 12.61
Allowance for loan losses / nonperforming loans	192%	NA	739%	78%	71%
Allowance for loan losses / net loans	1.07%	1.02%	1.00%	0.98%	0.95%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted EPS includes shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be exercised/converted during the period. All outstanding warrants were considered for the EPS computations. Convertible debentures (principal and accrued interest) outstanding at September 30, 2004 and 2003 totaling $7,328,000 and $9,672,000, respectively, were convertible into common stock at a price of $12.00 per share in 2004 and $10.01 per share in 2003 and resulted in additional common shares (based on average balances outstanding) of approximately 605,000 in the 2004 EPS computations and 966,000 in the 2003 EPS computations.

(3) Returns for the quarters and nine-month periods have been annualized.

(4) Noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

(5) Amounts at December 31, 2003 and prior have been adjusted from those previously reported for the effect of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003. FIN 46 requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities to deconsolidate their investments in those trusts. The adoption resulted in the deconsolidation of the Company's common stock investment in its two business trusts, Intervest Statutory I and Intervest Statutory II, which increased the Company's total assets and borrowed funds previously reported.

INTERVEST BANCSHARES CORPORATION
Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Period Ended Nine-Months Ended Sep 30, 2004	Year Ended Dec 31, 2003	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	Year Ended Dec 31, 2000
Balance Sheet Highlights:					
Total assets (1)	$1,269,256	$911,523	$686,443	$513,086	$416,927
Asset growth rate	39%	33%	34%	23%	22%
Total loans, net	$ 939,001	$671,125	$489,912	$368,526	$266,326
Loan growth rate	40%	37%	33%	38%	25%
Total deposits	$ 976,392	$675,513	$505,958	$362,437	$300,241
Deposit growth rate	45%	34%	40%	21%	49%
Loans/deposits (Intervest National Bank)	80%	79%	76%	79%	67%
Borrowed funds and accrued interest payable (1)	$ 180,368	$140,383	$114,032	$100,374	$ 72,813
Stockholders' equity	$ 84,410	$ 75,385	$ 53,126	$ 40,395	$ 36,228
Common shares outstanding (2)	6,048,075	5,988,377	4,703,087	3,899,629	3,899,629
Common book value per share	$ 13.96	$ 12.59	$ 11.30	$ 10.36	$ 9.29
Market price per common share	$ 16.93	$ 14.65	$ 10.80	$ 7.40	$ 3.75
Asset Quality Highlights					
Nonperforming loans	$ 5,226	$8,474	-	$1,243	-
Allowance for loan losses	$10,008	$6,580	$4,611	$3,380	$2,768
Loan recoveries (3)	-	-	$ 107	-	-
Loan chargeoffs (4)	-	-	$ 150	-	-
Foreclosed real estate	-	-	$1,081	-	-
Allowance for loan losses / net loans	1.07%	0.98%	0.94%	0.92%	1.04%
Statement of Operations Highlights:					
Interest and dividend income	$47,639	$50,464	$43,479	$35,462	$31,908
Interest expense (5)	27,429	28,564	26,325	24,714	23,707
Net interest and dividend income	20,210	21,900	17,154	10,748	8,201
Provision for loan losses	3,428	1,969	1,274	612	275
Noninterest income	4,158	3,321	2,218	1,655	983
Noninterest expenses	6,104	7,259	6,479	5,303	4,568
Earnings before income taxes	14,836	15,993	11,619	6,488	4,341
Provision for income taxes (5)	6,444	6,873	4,713	2,710	1,733
Net earnings	$8,392	$9,120	$6,906	$ 3,778	$ 2,608
Basic earnings per share	$ 1.39	$ 1.85	$ 1.71	$ .97	$ .67
Diluted earnings per share	$ 1.25	$ 1.53	$ 1.37	$ .97	$ .67
Adjusted net earnings used to calculate diluted earnings per share	$8,639	$9,572	$7,342	$ 3,778	$ 2,608
Average common shares used to calculate:					
Basic earnings per share	6,046,339	4,938,995	4,043,619	3,899,629	3,884,560
Diluted earnings per share	6,897,384	6,257,720	5,348,121	3,899,629	3,884,560
Net interest margin	2.57%	2.90%	2.88%	2.47%	2.34%
Return on average assets (6)	1.05%	1.19%	1.13%	0.85%	0.69%
Return on average equity (6)	14.08%	15.34%	15.56%	9.94%	7.48%
Effective income tax rate	43.43%	42.98%	40.56%	41.77%	39.92%
Efficiency ratio (7)	25%	29%	33%	43%	48%
Full-service banking offices	6	6	6	6	6

(1) Amounts at December 31, 2003 and prior have been adjusted from those previously reported for the effect of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003.

(2) The increase in shares outstanding from 2003 was due to 42,510 from the exercise of Class A common stock warrants and 17,188 from the conversion of debentures. The increase in 2003 from 2002 was due to the following: 945,717 from the exercise of Class A common stock warrants; 309,573 from the conversion of convertible debentures; and 30,000 from newly issued Class B common stock in connection with the acquisition of Intervest Securities Corporation. The increase in 2002 from 2001 was all due to the exercise of Class A common stock warrants.

(3) The amount for 2002 represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.

(4) The amount for 2002 represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.

(5) A charge of $206,000, net of taxes, from the early retirement of debentures that was previously reported in 2000 as an extraordinary item has been reclassified ($382,000 to interest expense and a $176,000 decrease to income taxes) to give effect to FASB No. 145.

(6) Returns for the nine-month period have been annualized.

(7) Noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION

ONE ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-2002
TEL: (212) 218-2800/ FAX: (212) 218-2808

A FINANCIAL HOLDING COMPANY

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Completes The Sale of $15 million of Capital Securities

Business Editors - New York - (Business Wire - September 20, 2004)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today announced that it has sold trust preferred securities in the aggregate amount of $15 million through FTN Financial Capital Markets, a division of First Tennessee Bank National Association. The securities were sold to institutional investors in a private transaction, pursuant to an applicable exemption from registration under the Securities Act of 1933. This represents the fourth trust preferred transaction that the Company has completed for an aggregate of $60 million.

The securities mature in 30 years and bear interest at a fixed rate of 6.20% per annum for the first five years and thereafter at a floating rate of 2.40% over 3 month LIBOR. The securities can be redeemed by the Company at anytime after five years or earlier under certain conditions, subject to regulatory approval. The Company will use the proceeds from the sale of the securities for working capital and investment in its wholly owned subsidiaries.

The principal subsidiary of the Company is Intervest National Bank, which is a nationally chartered, full-service commercial bank that has its headquarters and full-service banking office in Rockefeller Center, in New York City, and five full-service banking offices in Florida, four in Clearwater and one in South Pasadena. At June 30, 2004, the Bank had total assets of $982,193,000 and total regulatory capital of $97,383,000. The Company expects the investment of additional Tier 1 working capital into Intervest National Bank will give the Bank the ability to grow deposits and potentially increase the Bank's future earnings, and accordingly the future earnings per share of the Company.

Since December 31, 1999, Intervest Bancshares Corporation's consolidated assets have grown from $340,481,000 to $1,119,266,000 at June 30, 2004.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state. Intervest Bancshares Corporation is a registered financial holding company. Its subsidiaries are: Intervest National Bank, Intervest Mortgage Corporation, a mortgage investment company and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact:
Jerome Dansker, Chairman, Intervest Bancshares Corporation
1 Rockefeller Plaza, Suite 400, New York, New York 10020 (212-218-2800) (Fax 212-218-2808)

Intentionally Left Blank

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

A FINANCIAL HOLDING COMPANY

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports Earnings of $2.5 Million for the Second Quarter of 2004 And Total Assets of $1.1 Billion

Business Editors - New York – (Business Wire – July 19, 2004)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings for the second quarter of 2004 amounted to $2,505,000, compared to $2,566,000 for the same quarter of 2003. Diluted earnings per share for the 2004 quarter was $0.37, compared to $0.45 in the 2003 quarter. The per share computation for 2004 included a higher number of common shares outstanding resulting from the exercise of common stock warrants and conversion of debentures that occurred in the later part of 2003. The Company's return on average assets and equity was 0.95% and 12.58%, respectively, in the 2004 quarter, compared to 1.40% and 18.33% in the 2003 quarter.

Consolidated earnings were relatively unchanged due to several factors. Net interest and dividend income for the second quarter of 2004 increased by $1,019,000 from the prior year quarter due to continued growth in the Company's lending activities. However, the increase in income from the growth in loans was partially offset by a lower net interest margin, which decreased to 2.53% in the current quarter from 3.06% in the prior year quarter, primarily due to lower rates on new loan originations as well as the effect of prepayments of higher yielding loans over the past year. In addition, the provision for loan losses increased by $854,000 over the prior year quarter due to the significant loan growth and noninterest expenses were also higher by $166,000 due to increased occupancy expenses resulting from the leasing of larger office space in Rockefeller Plaza in New York City.

For the first half of 2004, consolidated net earnings amounted to $5,240,000, or $0.78 per diluted share, an increase of $873,000 from $4,367,000, or $0.77 per diluted share, reported in the first half of 2003. The increase was due to growth in net interest and dividend income of $2,560,000 due to the same factors noted above and an increase of $1,176,000 in noninterest income, of which $853,000 was attributable to higher income from the early repayment of mortgage loans. These revenue increases were partially offset by a $1,587,000 increase in the provision for loan losses due to significant loan growth, a $976,000 increase in income tax expense resulting from higher pretax income and a $300,000 increase in noninterest expenses due to increased compensation and occupancy expenses.

Total consolidated assets at June 30, 2004 increased 23% to $1,119,266,000, from $911,523,000 at December 31, 2003, which is reflected primarily in the increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at June 30, 2004 increased 31% to $877,296,000 from $671,125,000 at December 31, 2003. The increase was due to new commercial real estate and multifamily mortgage loan originations exceeding repayments. New loan originations totaled $175,901,000 in the second quarter of 2004 and $338,591,000 in the first half of 2004, compared to $93,906,000 and $165,295,000, respectively, for the same periods of 2003.

Total consolidated security investments at June 30, 2004 increased 29% to $200,774,000 from $155,898,000 at December 31, 2003. The increase was due to new investments exceeding maturities and early calls of securities. The Company continues to invest in short-term (1-5 year) U.S government agency debt obligations to emphasize liquidity.

Total consolidated cash and other short-term investments at June 30, 2004 decreased to $19,879,000 from $64,128,000 at December 31, 2003 due to the deployment of those funds into loans and securities.

Total consolidated deposits at June 30, 2004 increased 26% to $852,852,000, from $675,513,000 at December 31, 2003, primarily reflecting increases in money market and certificate of deposit accounts of $43,710,000 and $129,883,000, respectively.

Total consolidated borrowed funds and related interest payable increased 11% to $155,640,000 at June 30, 2004, from $140,383,000 at December 31, 2003. The increase was due to sale in the first quarter of additional capital securities of $15,464,000 as previously announced.

Total consolidated stockholders' equity at June 30, 2004 increased 8% to $81,259,000, from $75,385,000 at December 31, 2003. The increase was due to earnings of $5,240,000 and $624,000 of additional equity from the issuance of shares in connection with the exercise of stock warrants and conversion of debentures. Book value per common share increased to $13.44 at June 30, 2004, from $12.59 at December 31, 2003.

In May, Intervest Bancshares Corporation and its wholly owned subsidiaries, Intervest National Bank (New York office), Intervest Mortgage Corporation and Intervest Securities Corporation, completed their move to newly constructed offices on the entire fourth floor at One Rockefeller Plaza in New York City.

Intervest Bancshares Corporation is a registered financial holding company. Its operating subsidiaries are: Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida; Intervest Mortgage Corporation, a mortgage investment company; and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution. Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed herein are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the SEC for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact:

Jerome Dansker, Chairman
Intervest Bancshares Corporation
1 Rockefeller Plaza, Suite 400
New York, New York 10020-2002
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION
Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended June 30, 2004	Quarter Ended June 30, 2003	Six-Months Ended June 30, 2004	Six-Months Ended June 30, 2003
Selected Operating Data:				
Interest and dividend income	$15,391	$12,470	$29,984	$24,095
Interest expense	8,866	6,964	17,081	13,752
Net interest and dividend income	6,525	5,506	12,903	10,343
Provision for loan losses	1,284	430	2,361	774
Net interest and dividend income after provision for loan losses	5,241	5,076	10,542	9,569
Noninterest income	1,225	1,176	2,681	1,505
Noninterest expenses	2,045	1,879	3,963	3,663
Earnings before income taxes	4,421	4,373	9,260	7,411
Provision for income taxes	1,916	1,807	4,020	3,044
Net earnings	**$2,505**	**$2,566**	**$5,240**	**$4,367**
Basic earnings per share	**$ .42**	**$ .55**	**$ .87**	**$ .93**
Diluted earnings per share	**$ .37**	**$ .45**	**$ .78**	**$ .77**
Adjusted net earnings for diluted earnings per share (1)	$2,587	$2,683	$5,404	$4,598
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	6,048,075	4,714,344	6,045,461	4,708,747
Diluted earnings per share (2)	6,912,067	5,990,458	6,912,059	5,958,600
Common shares outstanding at end of period	6,048,075	4,744,235	6,048,075	4,744,235
Common stock warrants outstanding at end of period	696,465	1,744,810	696,465	1,744,810
Net interest margin	2.53%	3.06%	2.63%	2.96%
Return on average assets (3)	0.95%	1.40%	1.05%	1.21%
Return on average equity (3)	12.58%	18.33%	13.43%	15.92%
Effective income tax rate	43.34%	41.32%	43.41%	41.07%
Efficiency ratio (4)	26%	28%	25%	31%

Selected Financial Condition Information:	At Jun 30, 2004	At Mar 31, 2004	At Dec 31, 2003	At Sep 30, 2003	At Jun 30, 2003
Total assets (5)	$1,119,266	$993,010	$911,523	$823,828	$750,241
Total cash and short-term investments	$ 19,879	$ 65,376	$ 64,128	$ 37,695	$ 33,405
Total securities held to maturity	$ 196,132	$142,116	$152,823	$134,164	$121,833
Total FRB and FHLB stock	$ 4,642	$ 3,255	$ 3,075	$ 2,805	$ 2,805
Total loans, net of unearned fees	$ 877,296	$763,108	$671,125	$631,361	$575,975
Total deposits	$ 852,852	$737,150	$675,513	$594,832	$553,388
Total borrowed funds and accrued interest payable(5)	$ 155,640	$155,034	$140,383	$145,291	$120,988
Total stockholders' equity	$ 81,259	$ 78,751	$ 75,385	$ 63,745	$ 58,009
Total allowance for loan losses	$ 8,941	$ 7,657	$ 6,580	$ 5,987	$ 5,385
Total nonperforming loans	-	$ 1,036	$ 8,474	$ 8,474	-
Total loan chargeoffs	-	-	-	-	-
Total foreclosed real estate	-	-	-	-	-
Book value per common share	$ 13.44	$ 13.02	$ 12.59	$ 12.61	$ 12.23
Allowance for loan losses / nonperforming loans	NA	739%	78%	71%	NA
Allowance for loan losses / net loans	1.02%	1.00%	0.98%	0.95%	0.93%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted EPS includes shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be exercised/converted during the period. All outstanding warrants were considered for the EPS computations. Convertible debentures (principal and accrued interest) outstanding at June 30, 2004 and 2003 totaling $7,557,000 and $9,846,000, respectively, were convertible into common stock at a price of $12.00 per share in 2004 and $10.01 per share in 2003 and resulted in additional common shares (based on average balances outstanding) of approximately 610,000 in the 2004 EPS computations and 984,000 in the 2003 EPS computations.

(3) Returns for the quarters and six-month periods have been annualized.

(4) Noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

(5) Amounts at December 31, 2003 and prior have been adjusted from those previously reported for the effect of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003. FIN 46 requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities to deconsolidate their investments in those trusts. The adoption resulted in the deconsolidation of the Company's common stock investment in its two business trusts, Intervest Statutory I and Intervest Statutory II, which increased the Company's total assets and borrowed funds previously reported.

INTERVEST BANCSHARES CORPORATION
Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Period Ended Six-Months Ended Jun 30, 2004	Year Ended Dec 31, 2003	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	Year Ended Dec 31, 2000
Balance Sheet Highlights:					
Total assets (1)	$1,119,266	$911,523	$686,443	$513,086	$416,927
Asset growth rate	23%	33%	34%	23%	22%
Total loans, net	$877,296	$671,125	$489,912	$368,526	$266,326
Loan growth rate	31%	37%	33%	38%	25%
Total deposits	$852,852	$675,513	$505,958	$362,437	$300,241
Deposit growth rate	26%	34%	40%	21%	49%
Loans/deposits (Intervest National Bank)	84%	79%	76%	79%	67%
Borrowed funds and accrued interest payable (1)	$155,640	$140,383	$114,032	$100,374	$ 72,813
Stockholders' equity	$ 81,259	$ 75,385	$ 53,126	$ 40,395	$ 36,228
Common shares outstanding (2)	6,048,075	5,988,377	4,703,087	3,899,629	3,899,629
Common book value per share	$13.44	$12.59	$11.30	$10.36	$9.29
Market price per common share	$16.99	$14.65	$10.80	$7.40	$3.75
Asset Quality Highlights					
Nonperforming loans	-	$8,474	-	$1,243	-
Allowance for loan losses	$8,941	$6,580	$4,611	$3,380	$2,768
Loan recoveries (3)	-	-	$ 107	-	-
Loan chargeoffs (4)	-	-	$ 150	-	-
Foreclosed real estate	-	-	$1,081	-	-
Allowance for loan losses / net loans	1.02%	0.98%	0.94%	0.92%	1.04%
Statement of Operations Highlights:					
Interest and dividend income	$29,984	$50,464	$43,479	$35,462	$31,908
Interest expense (5)	17,081	28,564	26,325	24,714	23,707
Net interest and dividend income	12,903	21,900	17,154	10,748	8,201
Provision for loan losses	2,361	1,969	1,274	612	275
Noninterest income	2,681	3,321	2,218	1,655	983
Noninterest expenses	3,963	7,259	6,479	5,303	4,568
Earnings before income taxes	9,260	15,993	11,619	6,488	4,341
Provision for income taxes (5)	4,020	6,873	4,713	2,710	1,733
Net earnings	$5,240	$9,120	$6,906	$ 3,778	$ 2,608
Basic earnings per share	$ 0.87	$ 1.85	$ 1.71	$ .97	$ .67
Diluted earnings per share	$ 0.78	$ 1.53	$ 1.37	$ .97	$ .67
Adjusted net earnings used to calculate diluted earnings per share	$5,404	$9,572	$7,342	$ 3,778	$ 2,608
Average common shares used to calculate:					
Basic earnings per share	6,045,461	4,938,995	4,043,619	3,899,629	3,884,560
Diluted earnings per share	6,912,059	6,257,720	5,348,121	3,899,629	3,884,560
Net interest margin	2.63%	2.90%	2.88%	2.47%	2.34%
Return on average assets (6)	1.05%	1.19%	1.13%	0.85%	0.69%
Return on average equity (6)	13.43%	15.34%	15.56%	9.94%	7.48%
Effective income tax rate	43.41%	42.98%	40.56%	41.77%	39.92%
Efficiency ratio (7)	25%	29%	33%	43%	48%
Full-service banking offices	6	6	6	6	6

(1) Amounts at December 31, 2003 and prior have been adjusted from those previously reported for the effect of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003.

(2) The increase in shares outstanding from 2003 was due to 42,510 from the exercise of Class A common stock warrants and 17,188 from the conversion of debentures. The increase in 2003 from 2002 was due to the following: 945,717 from the exercise of Class A common stock warrants; 309,573 from the conversion of convertible debentures; and 30,000 from newly issued Class B common stock in connection with the acquisition of Intervest Securities Corporation. The increase in 2002 from 2001 was all due to the exercise of Class A common stock warrants.

(3) The amount for 2002 represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.

(4) The amount for 2002 represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.

(5) A charge of $206,000, net of taxes, from the early retirement of debentures that was previously reported in 2000 as an extraordinary item has been reclassified ($382,000 to interest expense and a $176,000 decrease to income taxes) to give effect to FASB No. 145.

(6) Returns for the six-month period have been annualized

(7) Noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

A FINANCIAL HOLDING COMPANY

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION
Reports 52% Earnings Increase for the First Quarter of 2004 and Total Assets of Nearly $1 Billion

Business Editors - New York – (Business Wire – April 13, 2004)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings for the first quarter of 2004 increased 52% to $2,735,000, from $1,801,000 for the same quarter of 2003. Diluted earnings per share increased to $0.41 in the first quarter of 2004, from $0.32 in the 2003 first quarter. The diluted per share computation for 2004 included a higher number of common shares outstanding resulting from the exercise of common stock warrants and conversion of debentures that occurred in the later part of 2003. The Company's return on average assets and equity was 1.15% and 14.32%, respectively, in the 2004 quarter, compared to 1.03% and 13.40% in the 2003 quarter.

The $934,000 improvement in quarterly earnings was attributable to increases in both net interest and dividend income and noninterest income. Net interest and dividend income was higher by $1,541,000, reflecting continued growth in the loan portfolio as well as the recapture of approximately $325,000 of interest income from the resolution of two nonaccrual loans. The Company's net interest margin was 2.75% in the 2004 first quarter, compared to 2.85% in the 2003 first quarter. Noninterest income increased by $1,127,000 of which nearly all was attributable to increased income from loan prepayments during the quarter. The increase in income was partially offset primarily by a $733,000 increase in the provision for loan losses due to loan growth and a $867,000 increase in the provision for income taxes resulting from higher pre-tax income.

Total consolidated assets at March 31, 2004 increased 9% to $993,010,000, from $911,523,000 at December 31, 2003, which is reflected primarily in the increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at March 31, 2004 increased 14% to $763,108,000, from $671,125,000 at December 31, 2003. The increase was due to new commercial real estate and multifamily mortgage loan originations exceeding repayments. New loan originations amounted to $162,606,000 in the first quarter of 2004, compared to $66,954,000 in the first quarter of 2003.

Total consolidated security investments at March 31, 2004 decreased 7% to $145,371,000, from $155,898,000 at December 31, 2003. The decrease was due to maturities and early calls of securities exceeding new investments. Total consolidated cash and short-term investments at March 31, 2004 amounted to $65,376,000, compared to $64,128,000 at December 31, 2003.

Total consolidated deposits at March 31, 2004 increased 9% to $737,150,000, from $675,513,000 at December 31, 2003, primarily reflecting increases in money market and certificate of deposit accounts of $15,608,000 and $44,826,000, respectively.

Total consolidated borrowed funds and related interest payable increased 10% to $155,034,000 at March 31, 2004, from $140,383,000 at December 31, 2003. The increase was due to sale of additional capital securities as discussed below.

On March 17, 2004, the Company completed its third issuance of $15,000,000 of trust preferred securities through a newly formed unconsolidated trust subsidiary, Intervest Statutory Trust III. The securities, a portion of which is included in regulatory Tier I Capital (up to 25 percent of total Tier I Capital) and the remainder as Tier II Capital, bear interest at a fixed rate of 5.88% per annum for the first five years and thereafter at a floating rate based on LIBOR and mature in 30 years. The securities can be redeemed by the Company at anytime after five years subject to regulatory approval. The Company contributed the entire proceeds to the capital of Intervest National Bank. The Company now has $45,000,000 of qualifying capital securities outstanding.

On January 1, 2004, the Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") as revised in December 2003. FIN 46 requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities to deconsolidate their investments in those trusts. The adoption of FIN 46 resulted in the deconsolidation of the Company's common stock investment in its two other business trusts, Intervest Statutory I and Intervest Statutory II, which increased both the Company's total assets and borrowed funds previously reported at December 31, 2003 by $968,000. The Federal Reserve continues to require bank holding companies to include eligible trust preferred securities in Tier I capital for regulatory capital purposes until further notice. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes brought about by FIN 46 and, if necessary, will provide further regulatory guidance. However, there can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier I capital for regulatory capital purposes. As of March 31, 2004, assuming the Company was not allowed to treat any of the trust preferred securities as Tier 1 Capital, it would still exceed the regulatory threshold for capital adequacy.

Total consolidated stockholders' equity at March 31, 2004 increased 4% to $78,751,000, from $75,385,000 at December 31, 2003. The increase was due to earnings of $2,735,000 and $624,000 from the issuance of shares in connection with the exercise of stock warrants and conversion of debentures. Book value per common share increased to $13.02 at March 31, 2004, from $12.59 at December 31, 2003.

As previously announced, the Company will be moving from its present New York locations to the entire fourth floor of One Rockefeller Plaza, New York, New York, during May 2004.

Intervest Bancshares Corporation is a registered financial holding company. Its operating subsidiaries are: Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida; Intervest Mortgage Corporation, a mortgage investment company; and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution. Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed herein are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the SEC for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015, New York, New York 10020 (212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION
Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended March 31, 2004	Quarter Ended March 31, 2003
Selected Operating Data:		
Interest and dividend income	$14,593	$11,625
Interest expense	8,215	6,788
Net interest and dividend income	6,378	4,837
Provision for loan losses	1,077	344
Net interest and dividend income after provision for loan losses	5,301	4,493
Noninterest income	1,456	329
Noninterest expenses	1,918	1,784
Earnings before income taxes	4,839	3,038
Provision for income taxes	2,104	1,237
Net earnings	**$2,735**	**$1,801**
Basic earnings per share	**$ .45**	**$ .38**
Diluted earnings per share	**$ .41**	**$ .32**
Adjusted net earnings for diluted earnings per share (1)	$2,817	$1,915
Weighted-average common shares and common equivalent shares outstanding for computing:		
Basic earnings per share	6,042,847	4,703,087
Diluted earnings per share (2)	6,888,488	5,944,406
Common shares outstanding at end of period	6,048,075	4,703,087
Common stock warrants outstanding at end of period	696,465	1,750,010
Net interest margin	2.75%	2.85%
Return on average assets (3)	1.15%	1.03%
Return on average equity (3)	14.32%	13.40%
Efficiency ratio (4)	24%	35%

Selected Financial Condition Information:	At Mar 31, 2004	At Dec 31, 2003	At Sep 30, 2003	At Jun 30, 2003	At Mar 31, 2003
Total assets (5)	$993,010	$911,523	$823,828	$750,241	$728,409
Total cash and short-term investments	$ 65,376	$ 64,128	$ 37,695	$ 33,405	$ 37,730
Total securities held to maturity	$142,116	$152,823	$134,164	$121,833	$137,243
Total FRB and FHLB stock	$ 3,255	$ 3,075	$ 2,805	$ 2,805	$ 1,114
Total loans, net of unearned fees	$763,108	$671,125	$631,361	$575,975	$532,592
Total deposits	$737,150	$675,513	$594,832	$553,388	$538,098
Total borrowed funds and accrued interest payable (5)	$155,034	$140,383	$145,291	$120,988	$120,602
Total stockholders' equity	$ 78,751	$ 75,385	$ 63,745	$ 58,009	$ 55,000
Total allowance for loan losses	$ 7,657	$ 6,580	$ 5,987	$ 5,385	$ 4,955
Total nonperforming loans	$ 1,036	$ 8,474	$ 8,474	-	-
Total loan chargeoffs	-	-	-	-	-
Total foreclosed real estate	-	-	-	-	$ 1,081
Book value per common share	$ 13.02	$ 12.59	$ 12.61	$ 12.23	$ 11.69
Allowance for loan losses / nonperforming loans	739%	78%	71%	NA	NA
Allowance for loan losses / net loans	1.00%	0.98%	0.95%	0.93%	0.93%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted EPS includes shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be exercised/converted during the period. All outstanding warrants were considered for the EPS computations. Convertible debentures (principal and accrued interest) outstanding at March 31, 2004 and 2003 totaling $7,069,000 and $10,118,000, respectively, were convertible into common stock at a price of $12.00 per share in 2004 and $10.01 per share in 2003 and resulted in additional common shares (based on average balances outstanding) of approximately 592,000 in the 2004 EPS computation and 1,011,000 in the 2003 EPS computation.

(3) Ratios for the quarter have been annualized.

(4) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

(5) Amounts at December 31, 2003 and prior have been adjusted from those previously reported for the effect of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003. FIN 46 requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities to deconsolidate their investments in those trusts. The adoption resulted in the deconsolidation of the Company's common stock investment in its two business trusts, Intervest Statutory I and Intervest Statutory II, which increased the Company's total assets and borrowed funds previously reported.

INTERVEST BANCSHARES CORPORATION
Consolidated Financial Highlights

	At or For The Period Ended				
($ in thousands, except per share amounts)	Quarter Ended Mar 31, 2004	Year Ended Dec 31, 2003	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	Year Ended Dec 31, 2000
Balance Sheet Highlights:					
Total assets (1)	$993,010	$911,523	$686,443	$513,086	$416,927
Asset growth rate	9%	33%	34%	23%	22%
Total loans, net	$763,108	$671,125	$489,912	$368,526	$266,326
Loan growth rate	14%	37%	33%	38%	25%
Total deposits	$737,150	$675,513	$505,958	$362,437	$300,241
Deposit growth rate	9%	34%	40%	21%	49%
Loans/deposits (Intervest National Bank)	84%	79%	76%	79%	67%
Borrowed funds and accrued interest payable (1)	$155,034	$140,383	$114,032	$100,374	$ 72,813
Stockholders' equity	$ 78,751	$ 75,385	$ 53,126	$ 40,395	$ 36,228
Common shares outstanding (2)	6,048,075	5,988,377	4,703,087	3,899,629	3,899,629
Common book value per share	$13.02	$12.59	$11.30	$10.36	$9.29
Market price per common share	$18.00	$14.65	$10.80	$7.40	$3.75
Asset Quality Highlights					
Nonperforming loans	$1,036	$8,474	-	$1,243	-
Allowance for loan losses	$7,657	$6,580	$4,611	$3,380	$2,768
Loan recoveries (3)	-	-	$ 107	-	-
Loan chargeoffs (4)	-	-	$ 150	-	-
Foreclosed real estate	-	-	$1,081	-	-
Allowance for loan losses / net loans	1.00%	0.98%	0.94%	0.92%	1.04%
Statement of Operations Highlights:					
Interest and dividend income	$14,593	$50,464	$43,479	$35,462	$31,908
Interest expense (5)	8,215	28,564	26,325	24,714	23,707
Net interest and dividend income	6,378	21,900	17,154	10,748	8,201
Provision for loan losses	1,077	1,969	1,274	612	275
Noninterest income	1,456	3,321	2,218	1,655	983
Noninterest expenses	1,918	7,259	6,479	5,303	4,568
Earnings before income taxes	4,839	15,993	11,619	6,488	4,341
Provision for income taxes (5)	2,104	6,873	4,713	2,710	1,733
Net earnings	$2,735	$9,120	$6,906	$ 3,778	$ 2,608
Basic earnings per share	$ 0.45	$ 1.85	$ 1.71	$ .97	$ .67
Diluted earnings per share	$ 0.41	$ 1.53	$ 1.37	$ .97	$ .67
Adjusted net earnings used to calculate diluted earnings per share	$2,817	$9,572	$7,342	$ 3,778	$ 2,608
Average common shares used to calculate:					
Basic earnings per share	6,042,847	4,938,995	4,043,619	3,899,629	3,884,560
Diluted earnings per share	6,888,488	6,257,720	5,348,121	3,899,629	3,884,560
Net interest margin	2.75%	2.90%	2.88%	2.47%	2.34%
Return on average assets (6)	1.15%	1.19%	1.13%	0.85%	0.69%
Return on average equity (6)	14.32%	15.34%	15.56%	9.94%	7.48%
Efficiency ratio (7)	24%	29%	33%	43%	48%
Full-service banking offices	6	6	6	6	6

(1) Amounts at December 31, 2003 and prior have been adjusted from those previously reported for the effect of adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003.

(2) The increase in shares outstanding from 2003 was due to 42,510 from the exercise of Class A common stock warrants and 17,188 from the conversion of debentures. The increase in 2003 from 2002 was due to the following: 945,717 from the exercise of Class A common stock warrants; 309,573 from the conversion of convertible debentures; and 30,000 from newly issued Class B common stock in connection with the acquisition of Intervest Securities Corporation. The increase in 2002 from 2001 was all due to the exercise of Class A common stock warrants.

(3) The amount for 2002 represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.

(4) The amount for 2002 represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.

(5) A charge of $206,000, net of taxes, from the early retirement of debentures that was previously reported in 2000 as an extraordinary item has been reclassified ($382,000 to interest expense and a $176,000 decrease to income taxes) to give effect to FASB No. 145.

(6) Returns for the quarter have been annualized

(7) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION

10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

A FINANCIAL HOLDING COMPANY

JEROME DANSKER CHAIRMAN
LOWELL S. DANSKER VICE CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Completes The Sale of $15 million of Capital Securities

Business Editors - New York - (Business Wire - March 17, 2004)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today announced that it has sold trust preferred securities in the aggregate amount of $15 million through FTN Financial Capital Markets, a division of First Tennessee Bank National Association. The securities issued in the offering were sold to institutional investors in a private transaction, pursuant to an applicable exemption from registration under the Securities Act of 1933. This represents the third trust preferred transaction that the Company has completed for an aggregate of $45 million.

The securities bear interest at a fixed rate of 5.88% per annum for the first five years and thereafter at a floating rate based on LIBOR and mature in 30 years. The securities can be redeemed by the Company at anytime after five years. The Company will use the proceeds for working capital and investment in its wholly owned subsidiaries.

The principal subsidiary of the Company is Intervest National Bank, which is a nationally chartered, full-service commercial bank that has its headquarters and full-service banking office in Rockefeller Center, in New York City, and five full-service banking offices in Florida, four in Clearwater and one in South Pasadena. At December 31, 2003, the Bank had total assets of $789,567,000 and total regulatory capital of $77,709,000. The investment of additional Tier 1 working capital into Intervest National Bank will give the Bank the ability to grow deposits and potentially increase the Bank's future earnings, and accordingly the future earnings per share of the Company.

From 1999 to 2003, Intervest Bancshares Corporation's consolidated assets have grown at an annualized rate of approximately 41% to $910,595,000 at December 31, 2003.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state. Intervest Bancshares Corporation is a registered financial holding company. Its subsidiaries are: Intervest National Bank, Intervest Mortgage Corporation, a mortgage investment company and Intervest Securities Corporation, a registered broker/dealer. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact:
Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015, New York, New York 10020 (212-218-2800) (Fax 212-218-2808)

Intentionally Left Blank

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2004**

Commission File Number **000-23377**

INTERVEST BANCSHARES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	13-3699013
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)

One Rockefeller Plaza, Suite 400
New York, New York 10020-2002
(Address of principal executive offices)

(212) 218-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934

None
(Title of class)

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934

Class A Common Stock, par value $1.00 per share
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes XX No__.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act):
Yes _ No X.

On the close of business on June 30, 2004, there were 5,663,075 shares of the Registrant's Class A common stock and 385,000 shares of its Class B common stock issued and outstanding.

The aggregate market value of 3,066,178 shares of the Registrant's Class A common stock on the close of business June 30, 2004, which excludes 2,596,897 shares held by affiliates as a group, was $51,971,717. This value is based on the average bid and asked price of $16.95 per share on June 30, 2004 of the Class A common stock on the NASDAQ Small Cap Market. All of the Class B stock is held by affiliates.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2005 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Intervest Bancshares Corporation and Subsidiaries

2004 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business

General

Private Securities Litigation Reform Act Safe Harbor Statement

The Company is making this statement in order to satisfy the "Safe Harbor" provision contained in the Private Securities Litigation Reform Act of 1995. The statements contained in this report on Form 10-K that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors relating to the Company's operations and economic environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed in or implied by forward-looking statements. The factors below are among those that could cause actual results to differ materially from the forward-looking statements.

Risk Factors

The Company's business is affected by a number of factors, including but not limited to the impact of: interest rates; loan demand; loan concentrations, loan prepayments, ability to raise funds for investment; competition; general or local economic conditions; credit risk and the related adequacy of the allowance for loan losses; terrorist acts; natural disasters; armed conflicts; regulatory supervision and regulation; dependence on key personnel; and voting control. These factors together with other matters are described in this Form 10-K.

Intervest Bancshares Corporation

Intervest Bancshares Corporation is a registered financial holding company (the "Holding Company") incorporated in 1993 under the laws of the State of Delaware and its Class A common stock is listed on the NASDAQ SmallCap Market (Symbol: IBCA).

At December 31, 2004, the Holding Company owned 100% of the outstanding capital stock of Intervest National Bank (the "Bank"), Intervest Mortgage Corporation and Intervest Securities Corporation, hereafter referred to collectively as the "Company," on a consolidated basis. The offices of the Holding Company, Intervest Mortgage Corporation, Intervest Securities Corporation and the Bank's headquarters and full-service banking office are located on the entire fourth floor of One Rockefeller Plaza in New York City, New York, 10020-2002 and its main telephone number is 212-218-2800 At December 31, 2004, the Holding Company also owned 100% of the outstanding capital stock of Intervest Statutory Trust I, II, III and IV, all of which are unconsolidated entities as required by SFAS Interpretation No. 46-R, "Consolidation of Variable Interest Entities," (FIN 46-R).

At December 31, 2004, the Company had total assets of $1,316,751,000, cash and security investments of $278,579,000, net loans of $1,015,396,000, deposits of $993,872,000, borrowed funds and related interest payable of $202,682,000, and stockholders' equity of $90,094,000, compared to total assets of $911,523,000, cash and security investments of $220,026,000, net loans of $671,125,000, deposits of $675,513,000, borrowed funds and related interest payable of $140,383,000, and stockholders' equity of $75,385,000 at December 31, 2003.

The Holding Company's primary business is the operation of its subsidiaries. It does not engage in any other substantial business activities other than a limited amount of real estate mortgage lending. From time to time, the Holding Company has issued debentures to raise funds for working capital purposes. The Holding Company is subject to examination and regulation by the Federal Reserve Board (FRB).

Intervest National Bank

Intervest National Bank is a nationally chartered bank that has its headquarters and full-service banking office at One Rockefeller Plaza, Suite 400, in New York City, and a total of five full-service banking offices in Pinellas County, Florida - four in Clearwater and one in South Pasadena.

At December 31, 2004, the Bank had total assets of $1,183,509,000, cash and security investments of $269,816,000, net loans of $900,798,000, deposits of $1,007,862,000, borrowed funds and related interest payable of $36,263,000, and stockholder's equity of $111,343,000, compared to total assets of $789,567,000, cash and security investments of $212,293,000, net loans of $566,226,000, deposits of $697,279,000 and stockholder's equity of $73,907,000, at December 31, 2003.

The Bank's primary business consists of multifamily residential and commercial real estate lending. It also provides a variety of personalized commercial and consumer banking services to small and middle-market businesses and individuals. The Bank attracts deposits from the areas served by its banking offices. The Bank also provides internet banking through its web site: www.intervestnatbank.com, which attracts deposit customers from within as well as outside its primary market areas. The deposits, together with funds derived from other sources, are used to originate loans and to purchase investment securities.

The revenues of the Bank are primarily derived from interest and fees received from originating loans, and from interest and dividends earned on securities and other short-term investments. The principal sources of funds for the Bank's lending activities are deposits, repayment of loans, maturities and calls of securities and cash flow generated from operations. The Bank's principal expenses are interest paid on deposits and operating and general and administrative expenses.

Deposit flows and the rates paid thereon are influenced by interest rates on competing investments available to depositors and general market rates of interest. Lending activities are affected by the demand for real estate and other types of loans, interest rates at which such loans may be offered and other factors affecting the availability of funds to lend. The Bank faces strong competition in the attraction of deposits and in the origination of loans. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent permitted by law.

As is the case with banking institutions generally, the Bank's operations are significantly influenced by general economic conditions and by related monetary and fiscal policies of banking regulatory agencies, including the FRB and FDIC. The Bank is also subject to the supervision, regulation and examination of the Office of the Comptroller of the Currency of the United States of America (OCC).

Intervest Mortgage Corporation

Intervest Mortgage Corporation is in the business of investing in mortgage loans on commercial and multifamily residential properties. Intervest Mortgage Corporation also makes loans on other types of properties, may resell mortgages and provides mortgage loan origination services to the Bank. Intervest Mortgage Corporation issues debentures to provide funding for its mortgage investing. Intervest Mortgage Corporation has two wholly owned subsidiaries, Intervest Distribution Corporation (which performs record-keeping functions for Intervest Mortgage Corporation) and Intervest Realty Servicing Corporation (which performs certain mortgage servicing activities).

At December 31, 2004, Intervest Mortgage Corporation had total assets of $122,451,000, cash and short-term investments of $17,151,000, net loans of $100,520,000, debentures and related interest payable of $97,069,000, and stockholder's equity of $23,527,000, compared to total assets of $119,578,000, cash and short-term investments of $25,801,000, net loans of $89,307,000, debentures and related interest payable of $99,402,000, and stockholder's equity of $18,173,000, at December 31, 2003.

Intervest Mortgage Corporation's business is significantly influenced by the movement of interest rates, general economic conditions, particularly those in the New York City metropolitan area where most of the properties that secure its mortgage loans are concentrated, and by the volume of origination services it provides to the Bank, whose business is also affected by similar factors. Intervest Mortgage Corporation receives a fee from the Bank for the origination services, the amount of which is eliminated in the Company's consolidated financial statements.

Intervest Securities Corporation

Intervest Securities Corporation is a broker/dealer and a NASD and SIPC member firm who's business activities to date have been insignificant and its revenues have been derived from participating as a selected dealer from time to time in offerings of debt securities of the Company, primarily those of Intervest Mortgage Corporation.

In June 2003, the Holding Company acquired all of the outstanding capital stock of Intervest Securities Corporation in exchange for 30,000 shares of its Class B common stock that was newly issued for this transaction.

Intervest Securities Corporation's total assets consisted of approximately $218,000 of cash at the time of acquisition. Prior to the acquisition, Intervest Securities Corporation was an affiliated entity in that it was wholly owned by the spouse of the Chairman of the Holding Company. At December 31, 2004, Intervest Securities Corporation had total assets of $484,000 (consisting mostly of cash) and its stockholder's equity amounted to $481,000, compared to $455,000 of cash and stockholder's equity of $459,000 at December 31, 2003.

Intervest Statutory Trusts

Intervest Statutory Trust I, II, III and IV were formed in December 2001, September 2003, March 2004 and September 2004, respectively. Each was formed for the sole purpose of issuing and administering $15,000,000 of Trust Preferred Securities for a total of $60,000,000. The trusts do not conduct any trade or business. See note 9 to the consolidated financial statements in this report for a further discussion of the trusts.

Market Area

The Bank's primary market area for its New York office is considered to be the New York City metropolitan region, and Manhattan in particular. The primary market area of the Bank's Florida offices is considered to be Pinellas County, which is the most populous county in the Tampa Bay area of Florida. The area has many more seasonal residents. The Tampa Bay area is located on the West Coast of Florida, midway up the Florida peninsula. The major cities in the area are Tampa (Hillsborough County) and St. Petersburg and Clearwater (Pinellas County).

The Bank's primary deposit gathering and lending markets are concentrated in the communities surrounding its offices. Management believes that all of the Bank's offices are located in areas serving small and mid-sized businesses and serving middle and upper income communities. The Bank's deposit-gathering market also includes its web site on the internet: www.intervestnatbank.com, which attracts deposit customers from both within and outside the Bank's primary market areas.

Intervest Mortgage Corporation's lending activities have also been concentrated in the New York City metropolitan region. Both the Bank and Intervest Mortgage Corporation originate loans on properties in other states, including Alabama, Connecticut, Florida, Georgia, Indiana, Kentucky, Massachusetts, Maryland, New Jersey, North Carolina, Ohio, Pennsylvania, Virginia and Washington D.C.

Competition

In one or more aspects of its business, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with large financial holding companies, have substantially greater financial and marketing resources and lending limits, and may offer services that the Bank does not currently provide. In addition, many of the Bank's non-bank competitors are not subject to the same extensive federal regulations that govern financial holding companies and federally insured banks. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. An increase in the general availability of funds may increase competition in the origination of mortgage loans and may reduce the yields available therefrom.

In making its mortgage investments, Intervest Mortgage Corporation also experiences significant competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, real estate investment trusts, limited partnerships and other lenders and investors. Most of these competitors also have significantly greater financial and marketing resources.

In addition, certain entities owned or controlled by the principals of the Company are engaged in limited real estate lending activities involving properties that are similar to those underlying the Company's mortgage loans and in that regard, are also competing with the Company.

Lending Activities

The volume of the Company's loan originations is dependent on the interest rates it charges on loans, customer demand for loans, the supply of money available for lending purposes, the rates offered by its competitors and the terms and credit risks associated with the loans. The Company's lending activities emphasize the origination of loans on commercial and multifamily real estate properties. The Bank also offers single-family residential mortgage loans, commercial loans and consumer loans, none of which have been emphasized. At December 31, 2004, the Company's loan portfolio, net of deferred fees, amounted to $1,015,396,000, compared to $671,125,000 at December 31, 2003.

The Bank's lending activities are conducted pursuant to written policies and defined lending limits. In originating loans, the Bank places emphasis on the borrower's ability to generate cash flow to support its debt obligations and other cash related expenses. Generally, all loans must be reviewed and approved by the Bank's Loan Committee comprised of certain members of the Board of Directors prior to being originated. As part of its written policies for real estate loans, loan-to-value ratios (the ratio that the original principal amount of the loan bears to the lower of the purchase price or appraised value of the property securing the loan at the time of origination) on new loans originated by the Bank typically do not exceed 80%. Debt service coverage ratios (the ratio of the net operating income generated by the property securing the loan to the required debt service) on new loans typically are not less than 1.2 times. As a national bank, the Bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the Bank's unimpaired capital and surplus. Additional amounts may be loaned, not in excess of 10% of unimpaired capital and surplus, if such loans or extensions of credit are secured by readily-marketable collateral.

Intervest Mortgage Corporation does not have formal policies regarding the percentage of its assets that may be invested in any single or type of mortgage loan, the geographic location of properties collateralizing those mortgages or limits to amounts to any one borrower, loan-to-value ratios and debt service coverage ratios. It also does not have a Loan Committee or a formal loan approval process. Its real estate mortgage loans consist of first mortgage loans and junior mortgage loans. Junior mortgages normally have greater risks than first mortgages. The Company also considers the borrower's experience in owning or managing similar properties and its lending experience with the borrower when originating loans.

Real Estate Mortgage Lending

At December 31, 2004, nearly all of the Company's loan portfolio is comprised of 504 loans, or $1,024,323,000, that are secured by commercial and multifamily real estate (including rental and cooperative apartment buildings, office buildings, mix-used properties, shopping centers, hotels, industrial properties and vacant land) with an average principal size of $2,032,000. The portfolio has 40 loans of $5,000,000 or more that aggregate $302,291,000, with the largest loan amounting to $14,895,000.

Commercial and multifamily mortgage lending generally involves greater risk than 1-4 family residential lending. Such lending typically involves larger loan balances to single borrowers and repayment of loans secured by income producing properties is typically dependent upon the successful operation of the underlying real estate. From time to time, the Company may originate loans on vacant land which typically do not have income streams.

Mortgage loans on commercial and multifamily properties are normally originated for terms of no more than 20 years, many with variable interest rates that are based on the prime rate. Additionally, many loans have an interest rate floor which resets upward along with any increase in the loan's interest rate. This feature reduces the loan's interest rate exposure to declining interest rates.

Mortgage loans on commercial and multifamily properties typically provide for periodic payments of interest and principal during the term of the mortgage, with the remaining principal balance and any accrued interest due at the maturity date. The majority of the mortgage loans originated by the Company provide for balloon payments at maturity, which means that a substantial part or the entire original principal amount is due in one lump sum payment at maturity. If the net revenue from the property is not sufficient to make all debt service payments due on the mortgage or, if at maturity or the due date of any balloon payment, the owner of the property fails to raise the funds (by refinancing, sale or otherwise) to make the lump sum payment, the Company could sustain a loss on its investment in the mortgage loan. The Company's mortgage loans are generally not personal obligations of the borrower and are not insured or guaranteed by governmental agencies.

Commercial Lending

The Bank offers commercial loan services including term loans, lines of credit and equipment financing. Short-to-medium term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital needs (including those secured by inventory, receivables and other assets), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. Commercial loans are typically underwritten on the basis that repayment will come from the cash flow of the business and are generally collateralized as discussed above. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying these loans may depreciate over time, cannot be appraised with as much precision as real estate, and may fluctuate in value based on the success of the business.

Consumer Lending

The Bank offers consumer loans including those for: the purchase of automobiles, recreation vehicles and boats; second mortgages; home improvements; home equity lines of credit; and personal loans (both collateralized and uncollateralized). Consumer loans typically have a shorter term and carry higher interest rates than other types of loans. In addition, consumer loans have additional risks of collectability when compared to traditional types of loans granted by commercial banks such as residential mortgage loans. In many instances, the Bank is required to rely on the borrower's ability to repay the loan from personal income sources, since the collateral may be of reduced value at the time of collection.

Loan Solicitation and Processing

The Company's loan originations are derived from the following: advertising in newspapers and trade journals; referrals from mortgage brokers; existing customers and borrowers; walk-in customers; and through direct solicitation by the Company's officers.

The Company's underwriting procedures normally require the following: physical inspections by management of the properties being considered for mortgage loans; mortgage title insurance; hazard insurance; environmental surveys; and an appraisal of the property securing the loan to determine the property's adequacy as collateral performed by an appraiser approved by the Company. In addition, the Company analyzes relevant real property and financial factors, which in certain cases may include: the condition and use of the subject property; the property's income-producing capacity; and the quality, experience and creditworthiness of the property's owner. For commercial and consumer loans, upon receipt of a loan application from a prospective borrower, a credit report and other verifications are obtained to substantiate specific information relating to the applicant's employment income and credit standing.

The Bank has a servicing agreement with Intervest Mortgage Corporation to provide the Bank with mortgage loan origination services. The services include: the identification of potential properties and borrowers; the inspection of properties constituting collateral for such loans; the negotiation of the terms and conditions of such loans in accordance with the Bank's underwriting standards; preparing commitment letters; and coordinating the loan closing process. The services are performed by Intervest Mortgage Corporation's personnel and the expenses associated with the services are borne by Intervest Mortgage Corporation. The agreement renews each January 1 unless terminated by either party. The Bank paid $4,262,000, $2,343,000 and $1,597,000 in 2004, 2003 and 2002, respectively, to Intervest Mortgage Corporation in connection with this servicing agreement, all of which is eliminated in the Company's consolidated financial statements.

Loan Origination, Loan Fees and Prepayment Income From the Early Repayment of Loans.

The Company normally charges loan origination fees on nearly all of the mortgage loans it originates based on a percentage of the principal amount. These fees are normally comprised of a fee that is received from the borrower at the time the loan is originated and another similar fee that is contractually due when the loan is repaid. The total fee, net of related direct loan origination costs, is deferred and amortized over the contractual life of the loan as an adjustment to the loan's yield. At December 31, 2004, the Company had $11,347,000 of net deferred loan fees and $8,208,000 of loan fees receivable. The Company also earns fees from the servicing of its loans.

Many of the Company's mortgage loans include provisions relating to prepayment and others prohibit prepayment of indebtedness entirely. When a mortgage loan is repaid prior to maturity, the Company may recognize prepayment income, which consists largely of the recognition of unearned fees associated with such loans at the time of payoff and the receipt of additional prepayment fees and interest in certain cases. The amount and timing of, as well as income from loan prepayments, if any, cannot be predicted and can fluctuate significantly. Normally, the number of instances of prepayment of mortgage loans tends to increase during periods of declining interest rates and tends to decrease during periods of increasing interest rates. The Company earned prepayment income from the early repayment of loans of $3,546,000 in 2004, $2,317,000 in 2003 and $1,435,000 in 2002.

Asset Quality

After a loan is originated, the Company makes ongoing reviews of loans in order to monitor documentation and valuations of collateral with the objective of quickly identifying, evaluating and initiating corrective actions if necessary.

All loans are subject to the risk of default, otherwise known as credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers. A borrower's ability to make payments due under a mortgage loan is related to the Company's underwriting standards and is dependent upon the risks associated with real estate investments in general, including: general or local economic conditions in the areas the properties are located, neighborhood values, interest rates, real estate tax rates, operating expenses of the mortgaged properties, supply of and demand for rental units, supply of and demand for properties, ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental rules, regulations and fiscal policies. Additionally, terrorist acts, such as those that occurred on September 11, 2001, armed conflicts, such as the war on terrorism, and natural disasters, such as hurricanes, may have an adverse impact on economic conditions. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties.

Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities. The Company's loan portfolio has historically been concentrated in commercial real estate and multifamily mortgage loans (including land loans), which represented 99.8% of the total loan portfolio at December 31, 2004. The properties underlying the Company's mortgages are also concentrated in New York State (71%) and the State of Florida (19%). Many of the New York properties are located in New York City and are subject to rent control and rent stabilization laws, which limit the ability of the property owners to increase rents.

Loans are placed on nonaccrual status when principal or interest becomes 90 days or more past due unless the loan is well secured and in the process of collection. At December 31, 2004, $4,607,000 of loans were on a nonaccrual status, compared to $8,474,000 at December 31, 2003. These loans were considered impaired under the criteria of SFAS No.114 but no valuation allowance was maintained at any time since the Company believes that the estimated fair value of the underlying properties exceeded its recorded investment. At December 31, 2004 and 2003, there were no other loans classified as nonaccrual, impaired or ninety days past due and still accruing interest. At December 31, 2004, the allowance for loan losses amounted to $11,106,000, compared to $6,580,000 at December 31, 2003.

In the last five years, the Company experienced only one loss from its lending activities amounting to $201,000 (which was related to one commercial real estate property located in the State of Florida that was acquired by the Bank through foreclosure in 2002). The loss was comprised of a $150,000 loan chargeoff and a $51,000 loss from the subsequent sale of that property. There can be no assurance however, that a downturn in real estate values or local economic conditions, as well as other factors, would not have an adverse impact on the Company's asset quality and future level of nonperforming assets, chargeoffs and profitability.

Real Estate Investing Activities

The Company may periodically purchase equity interests in real property or it may acquire such an equity interest pursuant to a foreclosure of a mortgage in the normal course of business. As a result, the Company may acquire and retain title to properties either directly or through a subsidiary. While no such transactions are presently pending, the Company would consider the expansion of its business through investments in or acquisitions of other companies engaged in real estate or mortgage business activities. While the Company has not previously made acquisitions of real property (other than purchases in connection with the operation of its offices or properties acquired through foreclosure), its management has had substantial experience in the acquisition and management of properties.

Investment Activities

The Company's investment policy is designed to provide and maintain liquidity, without incurring undue interest and credit risk. The Company has historically purchased securities that are issued directly by the U.S. government or one of its agencies. These securities have a significantly lower credit risk than the Company's loan portfolio as well as lower yields. To manage interest rate risk, the Company normally purchases securities that have adjustable rates or securities with fixed rates that have short- to intermediate-maturity terms. From time to time, a securities available-for-sale portfolio may be maintained to provide additional flexibility for implementing asset and liability management strategies. The Company does not engage in trading activities. Securities held to maturity totaled $248,888,000 at December 31, 2004, compared to $152,823,000 at December 31, 2003. There were no securities classified as available for sale at December 31, 2004 or 2003.

The Company also invests in various money market instruments (including overnight and term federal funds, short-term bank commercial paper and certificate of deposits) to temporarily invest funds resulting from deposit-gathering activities, normal cash flow from operations and sales of debentures. Cash and short-term investments at December 31, 2004 amounted to $24,599,000, compared to $64,128,000 at December 31, 2003.

Sources of Funds

The Bank's primary sources of funds consist of the following: retail deposits obtained through its branch offices and through the mail; amortization, satisfactions and repayments of loans; maturities and calls of securities; and cash generated by operating activities. In addition, the Bank has from time to time borrowed funds on a short-term basis from FHLB and the federal funds market to manage its liquidity needs. The Bank has also received capital contributions from the Holding Company.

The Bank's deposit accounts are solicited from individuals, small businesses and professional firms located throughout the Bank's primary market areas through the offering of a variety of deposit services. The Bank also uses its web site on the internet: www.intervestnatbank.com to attract deposit customers from both within and outside its primary market areas. The Bank believes it does not have a concentration of deposits from any one source and that a large portion of its depositors are residents in the Bank's primary market areas. The Bank also does not currently accept brokered deposits. At December 31, 2004, consolidated deposit liabilities totaled $993,872,000, compared to $675,513,000 at December 31, 2003.

The Bank's deposit services include the following: certificates of deposit (including denominations of $100,000 or more); individual retirement accounts (IRAs); checking and other demand deposit accounts; negotiable order of withdrawal (NOW) accounts; savings accounts; and money market accounts. Interest rates offered by the Bank on deposit accounts are normally competitive with those in the principal market areas of the Bank. In addition, the determination of rates and terms on deposit accounts takes into account the Bank's liquidity requirements, loan demand, growth goals, capital levels and federal regulations. Maturity terms, service fees and withdrawal penalties on deposit products are reviewed and established by the Bank on a periodic basis.

The Bank offers internet banking services, ATM services with access to local, state and national networks, wire transfers, direct deposit of payroll and social security checks and automated drafts for various accounts. In addition, the Bank offers safe deposit boxes to its customers in Florida. The Bank periodically reviews the scope of the banking products and services it offers consistent with market opportunities and its available resources.

At December 31, 2004, the Bank had agreements with correspondent banks whereby it may borrow on an overnight, unsecured basis up to $16,000,000. As a member of the FHLB and the FRB, the Bank can borrow from these institutions on a secured basis up to approximately $203,000,000 at December 31, 2004. There were $36,000,000 of FHLB short-term borrowings outstanding at December 31, 2004.

Intervest Mortgage Corporation's principal sources of funds for investing consist of borrowings (through the issuance of its debentures), mortgage repayments and cash flow generated from operations. From time to time, it has also received capital contributions from the Holding Company. At December 31, 2004, Intervest Mortgage Corporation had debentures outstanding of $88,850,000, compared to $87,350,000 at December 31, 2003.

The Holding Company's principal sources of funds consist of dividends from the Bank to service Trust Preferred Securities, interest income from investments, management fees from its subsidiaries and principal and interest repayments from its limited portfolio of mortgage loans. The Holding Company has also issued debentures for working capital purposes. The Holding Company's debentures outstanding totaled $5,580,000 at December 31, 2004, compared to $7,340,000 at December 31, 2003. In addition, the Holding Company, through its wholly owned subsidiaries (Intervest Statutory Trust I, II, III and IV) has issued Trust Preferred Securities totaling $60,000,000.

Employees

At December 31, 2004, the Company employed 64 full-time equivalent employees, compared to 61 at year-end 2003. The Company provides various benefit plans, including group life, health and a 401(k) Plan. The employees are not covered by a collective bargaining agreement and the Company believes employee relations are good.

Federal and State Taxation

The Company and its subsidiaries file a consolidated federal income tax return and combined state and city income tax returns in New York. The Company also files a franchise tax return in Delaware. The Bank files a state income tax return in Florida. All the returns are filed on a calendar year basis.

Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur. In accordance with an income tax sharing agreement, income tax charges or credits are for financial reporting purposes allocated among the Holding Company and its subsidiaries on the basis of their respective taxable income or taxable loss that is included in the consolidated income tax return.

Banks and bank holding companies are subject to federal and state income taxes in the same manner as other corporations. Florida taxes banks under the same provisions as other corporations, while New York State and New York City taxable income is calculated under applicable sections of the Internal Revenue Code of 1986, as amended (the "Code"), with some modifications required by state law.

Although the Bank's federal income tax liability is determined under provisions of the Code, which is applicable to all taxpayers, Sections 581 through 597 of the Code apply specifically to financial institutions. The two primary areas in which the treatment of financial institutions differs from the treatment of other corporations under the Code are in the areas of bond gains and losses and bad debt deductions. Bond gains and losses generated from the sale or exchange of portfolio instruments are generally treated for financial institutions as ordinary gains and losses as opposed to capital gains and losses for other corporations, as the Code considers bond portfolios held by banks to be inventory in a trade or business rather than capital assets. Banks are allowed a statutory method for calculating a reserve for bad debt deductions. Based on its asset size, a bank is permitted to maintain a bad debt reserve calculated on an experience method, based on chargeoffs and recoveries for the current and preceding five years, or a "grandfathered" base year reserve, if larger. Commencing in 2002, due to its asset size, the Bank no longer qualified for this method and began using the direct write-off method in computing its bad debt deduction for tax purposes.

As a Delaware corporation not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware. The tax is imposed as a percentage of the capital base of the Company and is reported in other expenses on the Company's consolidated statement of earnings.

Investment in Subsidiaries

The following table provides information regarding the Holding Company's subsidiaries:

($ in thousands)	At December 31, 2004			Subsidiaries Earnings (loss) for the Year Ended December 31,		
Subsidiary	% of Voting Stock	Total Investment	Equity in Underlying Net Assets	2004	2003	2002
Intervest National Bank	100%	$111,343	$111,343	$10,865	$8,667	$6,459
Intervest Mortgage Corporation	100%	$ 23,527	$ 23,527	$ 2,354	$1,759	$1,567
Intervest Securities Corporation	100%	$ 481	$ 481	$ 22	$ (6)	$ -
Intervest Statutory Trust I to IV	100%	$ 1,856	$ 1,856	$ -	$ -	$ -

Supervision and Regulation

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Holding Company and its subsidiaries.

Bank Holding Company Regulation

As a financial holding company registered under the Bank Holding Company Act of 1956 (BHCA), the Holding Company is subject to the regulation and supervision of the FRB, and is required to file with the FRB periodic reports and other information regarding its business operations and those of its subsidiaries.

The Holding Company is required to obtain the prior approval of the FRB before acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or bank holding company. The FRB has identified by regulation various non-banking activities in which a bank holding company may engage with notice to, or prior approval by, the FRB.

The FRB monitors the capital adequacy of bank holding companies and uses risk-based capital adequacy guidelines to evaluate bank holding companies on a consolidated basis. The guidelines require a ratio of Tier 1 or Core Capital, as defined in the guidelines, to total risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. At December 31, 2004, the Company's consolidated ratio of total capital to risk-weighted assets was 14.23% and its risk-based Tier 1 capital ratio was 10.49%. The guidelines also require a ratio of Tier 1 capital to adjusted total average assets of not less than 3%. The Company's consolidated leverage ratio at December 31, 2004 was 9.03%.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the FRB provide that concentration of interest rate risk, credit risk and certain risk arising from nontraditional activities, as well as an institution's ability to effectively measure and manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

The Company is also under the jurisdiction of the Securities and Exchange Commission (SEC) and various state securities commissions for matters related to the offering and sale of its securities, and is subject to the SEC rules and regulations relating to periodic reporting, reporting to shareholders, proxy solicitation and insider trading.

Bank Regulation

The Bank is a nationally chartered banking corporation subject to supervision, examination and regulation of the FRB, FDIC and OCC. These regulators have the power to: enjoin "unsafe or unsound practices;" require affirmative action to correct any conditions resulting from any violation or practice; issue an administrative order that can be judicially enforced; direct an increase in capital; restrict the growth of a bank; assess civil monetary penalties; and remove officers and directors.

The operations of the Bank are subject to numerous statutes and regulations regarding required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches, and other aspects of the Bank's operations. Various consumer laws and regulations also affect the operations of the Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit, and fair credit reporting.

The Bank is subject to Sections 23A and 23B of the Federal Reserve Act and Regulation W thereunder, which govern certain transactions, such as loans, extensions of credit, investments and purchases of assets between member banks and their affiliates, including their parent holding companies. These restrictions limit the transfer of funds to the Holding Company in the form of loans, extensions of credit, investment or purchases of assets ("Transfers"), and they require that the Bank's transactions with the Holding Company be on terms no less favorable to the Bank than comparable transactions between the Bank and unrelated third parties. Transfers by the Bank to the Holding Company are limited in amount to 10% of the Bank's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of the Bank's capital and surplus. Furthermore, such loans and extensions of credit are also subject to various collateral requirements. These regulations and restrictions may limit the Holding Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions, and the payment of dividends, interest and operating expenses.

The Bank is prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from the Bank or the Holding Company, and may not require the customer to promise not to obtain other services from a competitor as a condition to an extension of credit. The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for, comparable transactions with persons not covered above and who are not employees and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to such persons beyond limits set by FRB regulations must be approved by the Board of Directors. The Bank is also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition of a cease and desist order.

Applicable law provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of those powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Under federal regulations, a bank is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" bank is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater, and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMELS rating of 1). A bank is considered (a) "undercapitalized " if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier 1 risk-based capitalized ratio of less than 4%, or (iii) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMELS rating of 1); (b) "significantly undercapitalized" if a bank has (i) a total risk-based capital ratio of less than 6%, (ii) a Tier 1 risk-based capital ratio of less than 3% or (iii) a leverage ratio of less than 3%, and (c) "critically undercapitalized" if a bank has a ratio of tangible equity to total assets equal to or less than 2%. At December 31, 2004 and 2003, the Bank met the definition of a well-capitalized institution.

The deposits of the Bank are insured by the FDIC through the Bank Insurance Fund (the "BIF") to the extent provided by law. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and $0.27 per $100 of eligible deposits, depending upon the institution's capital position and other supervisory factors. Legislation also provides for assessments against BIF insured institutions that will be used to pay certain financing corporation ("FICO") obligations. In addition to any BIF insurance assessments, BIF-insured banks are expected to make payments for the FICO obligations currently equal to an estimated $0.0146 per $100 of eligible deposits each year. The assessment is determined quarterly.

Regulations promulgated by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("1991 Banking Law") place limitations on the ability of certain insured depository institutions to accept, renew or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other depository institutions having the same type of charter in such depository institution's normal market area. Under these regulations, well-capitalized institutions may accept, renew or rollover such deposits without restriction, while adequately capitalized institutions may accept, renew or rollover such deposits with a waiver from the FDIC (subject to certain restrictions on payment of rates). Undercapitalized institutions may not accept, renew or rollover such deposits.

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of Default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. The Federal Community Reinvestment Act of 1977 ("CRA"), among other things, allows regulators to withhold approval of an acquisition or the establishment of a branch unless the applicant has performed satisfactorily under the CRA. Satisfactory performance means adequately meeting the credit needs of the communities the institution serves, including low and moderate income areas. The applicable federal regulators now regularly conduct CRA examinations to assess the performance of financial institutions. The Bank received an "outstanding" rating in its most recent CRA examination.

The federal regulators have adopted regulations and examination procedures promoting the safety and soundness of individual institutions by specifically addressing, among other things: (i) internal controls; information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth; (vi) ratio of classified assets to capital; (vii) minimum earnings; and (viii) compensation and benefits standards for management officials.

The FRB, OCC and other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could potentially subject the Holding Company or its banking subsidiary, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and civil monetary penalties.

Interstate Banking and Other Recent Legislation

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitates the interstate expansion and consolidation of banking organizations by permitting bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state. The Act also permits interstate mergers of banks, with some limitations and the establishment of new branches on an interstate basis provided that such action is authorized by the law of the host state. The Gramm-Leach-Bliley Act of 1999 permits banks, securities firms and insurance companies to affiliate under a common holding company structure. In addition to allowing new forms of financial services combinations, this Act clarifies how financial services conglomerates will be regulated by the different federal and state regulators. The Gramm-Leach-Bliley Act amended the BHCA and expanded the permissible activities of certain qualifying bank holding companies, known as financial holding companies. In addition to engaging in banking and activities closely related to banking, as determined by the FRB by regulation or order, financial holding companies may engage in activities that are financial in nature or incidental to financial activities that are complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Under the Gramm-Leach-Bliley Act, all financial institutions, including the Company and the Bank, were required to develop privacy policies, restrict the sharing of non-public customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect customer data from unauthorized access.

Under the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001 (adopted as Title III of the USA PATRIOT Act), all financial institutions are subject to additional requirements to collect customer information, monitor transactions and report certain information to U.S. law enforcement agencies concerning customers and their transactions. In general, accounts maintained by or on behalf of "non-United States persons," as defined in the Act, are subject to particular scrutiny. Correspondent accounts for or on behalf of foreign banks with profiles that raise money-laundering concerns are subject to even greater scrutiny, and correspondent accounts for or on behalf of foreign banks with no physical presence in any country are barred altogether. Additional requirements are imposed by this Act on financial institutions, all with a view towards encouraging information sharing among financial institutions, regulators and law enforcement agencies. Financial institutions are also required to adopt and implement "anti-money-laundering programs."

The Sarbanes-Oxley Act of 2002 implements legislative reforms intended to address corporate and accounting fraud. In addition to establishing a new accounting oversight board to enforce auditing, quality control and independence standards, the bill restricts auditing and consulting services by accounting firms. To ensure auditor independence, any non-audit services being provided to an audit client will require pre-approval by a company's audit committee. In addition, audit partners must be rotated. The Act requires chief executive and chief financial officers, or their equivalent, to certify to the accuracy of reports filed with the SEC, subject to civil and criminal penalties. In addition, under the Act, legal counsel will be required to report evidence of material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer and, if such officer does not appropriately respond, to report such evidence to the audit committee of the board or the board itself. Executives are also prohibited from trading during retirement plan "blackout" periods, and loans to executives are restricted. The Act accelerates the time frame for disclosures by public companies, and directors and executive officers must also provide information for most changes in ownership of company securities within two business days of the change. The Act also prohibits any officer or director or any other person under their direction from taking any action to fraudulently induce, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of a company's financial statements for the purpose of rendering the financial statement's materially misleading. The Act also required the SEC to prescribe rules requiring the inclusion of an internal report and assessment by management in the annual report to shareholders.

Additional legislative and regulatory proposals have been made and others can be expected. These include proposals designed to improve the overall financial stability of the United States banking system, and to provide for other changes in the bank regulatory structure, including proposals to reduce regulatory burdens on banking organizations and to expand the nature of products and services banks and bank holding companies may offer. It is not possible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on the Company.

Monetary Policy and Economic Control

Commercial banking is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB, which have a significant effect on the operating results of commercial banks, are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of the Company cannot be predicted.

Non-Bank Subsidiaries

Intervest Mortgage Corporation is subject to regulation by the FRB. Intervest Securities Corporation is regulated by the SEC, the National Association of Securities Dealers, Inc., or "NASD," and state securities regulators.

Dependence on Key Personnel

The Company and its subsidiaries are dependent upon the services of their principal officers. If the services of any of these persons were to become unavailable for any reason, the operation of the Company and its subsidiaries might be adversely affected in a material manner. The Company and/or its subsidiaries have written employment agreements with its principal executive officers. Neither the Company nor any of its subsidiaries, however, maintains key man life insurance policies on executives and they do not have any immediate plans to obtain such policies. The Company's business is impacted by its ability to attract and retain qualified officers and employees.

Voting Control

The three original shareholders of the Company and two related parties own a significant percentage of the issued and outstanding shares of Class A Common Stock, and all of the issued and outstanding shares of Class B Common Stock of the Company. The shares of Class B Common Stock, as a separate class, are entitled to elect two-thirds of the directors of the Company. As a result, voting control continues to rest with these persons.

Item 2. Properties

The offices of the Holding Company, Intervest Mortgage Corporation, Intervest Securities Corporation and the Bank's headquarters and full-service banking office are located in leased premises (of approximately 21,500 sq. ft.) on the entire fourth floor of One Rockefeller Plaza in New York City, New York, 10020. The Bank occupies approximately one-half of this space. The lease expires in March 2014. The Bank's principal office in Florida is located at 625 Court Street, Clearwater, Florida, 33756. In addition, the Bank operates four other branch offices; three of which are in Clearwater, Florida, at 1875 Belcher Road North, 2175 Nursery Road and 2575 Ulmerton Road, and one is at 6750 Gulfport Blvd, South Pasadena, Florida. With the exception of the Belcher Road office, which is leased through June 2007, the Bank owns all its offices in Florida. All of these leases contain operating escalation clauses related to taxes and operating costs based upon various criteria and are accounted for as operating leases.

The Bank's office at 625 Court Street consists of a two-story building containing approximately 22,000 sq. ft. The Bank occupies the ground floor (approximately 8,500 sq. ft.) and leases the 2nd floor to a single commercial tenant. The branch office at 1875 Belcher Road is a two-story building in which the Bank leases approximately 5,100 sq. ft. on the ground floor. The branch office at 2175 Nursery Road is a one-story building containing approximately 2,700 sq. ft., which is entirely occupied by the Bank. The branch office at 2575 Ulmerton Road is a three-story building containing approximately 17,000 sq. ft. The Bank occupies the ground floor (approximately 2,500 sq. ft.) and leases the upper floors to commercial tenants. The branch office at 6750 Gulfport Blvd. is a one-story building containing approximately 2,800 sq. ft., which is entirely occupied by the Bank. In addition, each of the Bank's Florida offices include drive-through teller facilities. The Bank also owns a two-story building located on property contiguous to its Court Street office in Florida. The building contains approximately 12,000 sq. ft. and is leased to commercial tenants. The Bank also owns property across from its Court Street branch office in Florida. which consists of an office building that contains approximately 1,400 sq.ft. that is leased to one commercial tenant. This property provides additional parking for the Court Street branch.

Item 3. Legal Proceedings

The Company is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as foreclosure proceedings. Management does not believe that there is any pending or threatened proceeding against the Company, which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year ended December 31, 2004, to a vote of security holders of the Company, through the solicitation of proxies or otherwise.

Item 4A. Executive Officers and Other Key Employees

Jerome Dansker, age 86, serves as Chairman of the Board of Directors and Chief Executive Officer of Intervest Bancshares Corporation and has served in such capacities since 1996 and 2004, respectively. Mr. Dansker received a Bachelor of Science degree from the New York University School of Commerce, Accounts and Finance, a Law degree from the New York University School of Law, and is admitted to practice as an attorney in the State of New York. Mr. Dansker also serves as Chairman of the Board of Directors and Loan Committee of Intervest National Bank, Chairman of the Board of Directors and Executive Vice President of Intervest Mortgage Corporation, and Chairman of the Board of Directors of Intervest Securities Corporation.

Lowell S. Dansker, age 54, serves as Vice Chairman of the Board of Directors, and as President and Treasurer of Intervest Bancshares Corporation and has served in such capacities since October 2003 and 1993, respectively. Mr. Dansker received a Bachelor of Science in Business Administration from Babson College, a Law degree from the University of Akron School of Law, and is admitted to practice as an attorney in New York, Ohio, Florida and the District of Columbia. Mr. Dansker also serves as Vice Chairman of the Board of Directors, Chief Executive Officer and a member of the Loan Committee of Intervest National Bank, Vice Chairman of the Board of Directors, President and Treasurer of Intervest Mortgage Corporation, and Vice Chairman of the Board of Directors and Chief Executive Officer of Intervest Securities Corporation.

Lawrence G. Bergman, age 60, serves as a Director, Vice President and Secretary of Intervest Bancshares Corporation and has served in such capacities since 1993. Mr. Bergman received a Bachelor of Science degree and a Master of Engineering (Electrical) degree from Cornell University and a Master of Science in Engineering and a Ph.D. degree from The Johns Hopkins University. Mr. Bergman also serves as a Director and a member of the Loan Committee of Intervest National Bank, Director, Vice-President and Secretary of Intervest Mortgage Corporation, and Director, Vice-President and Secretary of Intervest Securities Corporation.

Keith A. Olsen, age 51, serves as President of the Florida Division and as a Director of Intervest National Bank and has served in such capacities since July 2001. Prior to that, Mr. Olsen was the President of Intervest Bank from 1994 until it merged into Intervest National Bank in July 2001. Prior to that, he was Senior Vice President of Intervest Bank since 1991. Mr. Olsen received an Associates degree from St. Petersburg Junior College and a Bachelors degree in Business Administration and Finance from the University of Florida, Gainesville. He is also a graduate of the Florida School of Banking of the University of Florida, Gainesville, the National School of Real Estate Finance of Ohio State University and the Graduate School of Banking of the South of Louisiana State University. Mr. Olsen has been in banking for more than 30 years and has served as a senior bank officer for more than 20 years.

Raymond C. Sullivan, age 58, serves as President and as a Director of Intervest National Bank and has served in such capacities since April 1999. Prior to that, Mr. Sullivan was an employee of Intervest Bancshares Corporation from March 1998 to March 1999. Mr. Sullivan received an MBA degree from Fordham University, an M.S. degree from City College of New York and a B.A. degree from St. Francis College. Mr. Sullivan also has a Certificate in Advanced Graduate Study in Accounting from Pace University and is a graduate of the National School of Finance and Management. Mr. Sullivan has over 27 years of banking experience. Prior to joining the Company, Mr. Sullivan was the Operations Manager of the New York Agency Office of Banco Mercantile, C.A. from 1994 to 1997, a Senior Associate at LoBue Associates, Inc. from 1992 to 1993, and an Executive Vice President, Chief Operations Officer and Director of Central Federal Savings Bank from 1985 to 1992.

John J. Arvonio, age 42, serves as Senior Vice President, Chief Financial Officer and Secretary of Intervest National Bank and has served in such capacities since September 2000. Prior to that, Mr. Arvonio served as Vice President, Controller and Secretary of Intervest National Bank from April 1999 to August 2000 and as an employee of Intervest Bancshares Corporation from April 1998 to March 1999. Mr. Arvonio also has been a registered representative of Intervest Securities Corporation since December 2003. Mr. Arvonio received a B.B.A. degree from Iona College and is a Certified Public Accountant. Mr. Arvonio has over 15 years of banking experience. Prior to joining the Company, Mr. Arvonio served as Second Vice President Accounting Policy, and Technical Advisor to the Controller for The Greater New York Savings Bank from 1992 to 1997. Prior to that, Mr. Arvonio was a Manager of Financial Reporting for the Leasing and Investment Banking Divisions of Citibank from 1989 to 1992, and a Senior Auditor for Ernst & Young from 1985 to 1989.

John H. Hoffmann, age 53, serves as Vice President and Controller of Intervest Mortgage Corporation and has served in such capacities since August 2002 and October 2000, respectively. Mr. Hoffmann received a B.B.A. degree from Susquehanna University and is a Certified Public Accountant. Mr. Hoffmann has over 20 years of banking experience. Prior to joining the Company, Mr. Hoffmann served as Accounting Manager for Smart World Technologies from 1998 to 2000 and as Vice President of Mortgage Accounting for The Greater New York Savings Bank from 1987 to 1997.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Securities

The Holding Company's Class A common stock is quoted on the NASDAQ SmallCap Market under the symbol: IBCA. There is no public-trading market for the Holding Company's Class B common stock. At December 31, 2004, there were 5,886,433 and 385,000 shares of Class A and Class B common stock outstanding, respectively. At December 31, 2004, there were approximately 1,200 holders of record of the Class A common stock, which includes persons or entities that hold their stock in nominee form or in street name through various brokerage firms. At December 31, 2004, there were five holders of record of Class B common stock.

The high and low sales prices, which represent actual sales transactions as reported by the NASDAQ, for the Class A common stock by calendar quarter for 2004 and 2003 are as follows:

	2004		2003	
	High	Low	High	Low
First quarter	$18.48	$14.42	$11.48	$10.05
Second quarter	$17.76	$14.75	$12.77	$10.38
Third quarter	$17.15	$14.45	$13.75	$12.05
Fourth quarter	$19.74	$16.50	$15.48	$12.86

Dividends

Class A and Class B common stockholders are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available for such purposes. The Holding Company has not paid any dividends on its capital stock and currently is not contemplating the payment of a dividend.

The Holding Company's ability to pay dividends is generally limited to earnings from the prior year, although retained earnings and dividends from its subsidiaries may also be used to pay dividends under certain circumstances. The primary source of funds for dividends payable by the Holding Company to its shareholders is the dividends received from its subsidiaries. The payment of dividends by a subsidiary to the Holding Company is determined by the subsidiary's Board of Directors and is dependent upon a number of factors, including the subsidiary's capital requirements, regulatory limitations, results of operations, financial condition and any restrictions arising from outstanding indentures.

The Bank pays a monthly dividend to the Holding Company in order to provide funds for the debt service on the Trust Preferred Securities, the proceeds of which were contributed to the Bank as capital. Dividends paid in 2004, 2003 and 2002 amounted to $3,429,000, $1,695,000 and $1,500,000, respectively.

There are also various legal limitations with respect to the Bank supplying funds to the Holding Company. In particular, under federal banking law, the Bank may not declare a dividend that exceeds undivided profits. In addition, the approval of the FRB and OCC is required if the total amount of all dividends declared in any calendar year exceeds the Bank's net profits for that year, combined with its retained net profits for the preceding two years. The FRB also has the authority to limit further the payment of dividends by the Bank under certain circumstances. In addition, federal banking laws prohibit or restrict the Bank from extending credit to the Holding Company under certain circumstances.

The FRB and OCC have established certain financial and capital requirements that affect the ability of banks to pay dividends and also have the general authority to prohibit banks from engaging in unsafe or unsound practices in conducting business. Depending upon the financial condition of the Bank, the payment of cash dividends could be deemed to constitute such an unsafe or unsound practice.

Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support each such bank. Consistent with this policy, the FRB has stated that, as a matter of prudent banking, a bank holding company generally should not pay cash dividends unless the available net earnings of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with a holding company's capital needs, asset quality and overall financial condition.

Item 6. Selected Consolidated Financial and Other Data

($ in thousands, except per share data)	2004	2003	2002	2001	2000
	At or For The Year Ended December 31,				
Financial Condition Data:					
Total assets (1)	$1,316,751	$911,523	$686,443	$513,086	$416,927
Cash and cash equivalents	$ 24,599	$ 64,128	$ 30,849	$ 24,409	$ 42,938
Securities available for sale	$ -	$ -	$ -	$ 6,192	$ 74,789
Securities held to maturity, net	$ 248,888	$152,823	$145,694	$ 99,157	$ 20,970
Loans receivable, net of deferred fees	$1,015,396	$671,125	$489,912	$368,526	$266,326
Deposits	$ 993,872	$675,513	$505,958	$362,437	$300,241
Borrowed funds and related accrued interest payable (1)	$ 202,682	$140,383	$114,032	$100,374	$ 72,813
Stockholders' equity	$ 90,094	$ 75,385	$ 53,126	$ 40,395	$ 36,228
Nonaccrual loans	$ 4,607	$ 8,474	$ -	$ 1,243	$ -
Foreclosed real estate	$ -	$ -	$ 1,081	$ -	$ -
Allowance for loan losses	$ 11,106	$ 6,580	$ 4,611	$ 3,380	$ 2,768
Loan chargeoffs	$ -	$ -	$ 150	$ -	$ -
Loan recoveries	$ -	$ -	$ 107	$ -	$ -
Operations Data:					
Interest and dividend income	$66,549	$50,464	$43,479	$35,462	$31,908
Interest expense (2)	38,683	28,564	26,325	24,714	23,707
Net interest and dividend income	27,866	21,900	17,154	10,748	8,201
Provision for loan losses	4,526	1,969	1,274	612	275
Net interest and dividend income after provision for loan losses	23,340	19,931	15,880	10,136	7,926
Noninterest income	5,140	3,321	2,218	1,655	983
Noninterest expenses	8,251	7,259	6,479	5,303	4,568
Earnings before income taxes	20,229	15,993	11,619	6,488	4,341
Provision for income taxes (2)	8,776	6,873	4,713	2,710	1,733
Net earnings	$11,453	$ 9,120	$ 6,906	$ 3,778	$ 2,608
Per Common Share Data (3):					
Basic earnings per share	$ 1.89	$ 1.85	$ 1.71	$ 0.97	$0.67
Diluted earnings per share	$ 1.71	$ 1.53	$ 1.37	$ 0.97	$0.67
Book value per share	$14.37	$12.59	$11.30	$10.36	$9.29
Market price per share	$19.74	$14.65	$10.80	$ 7.40	$3.75
Other Data and Ratios:					
Common shares outstanding	6,271,433	5,988,377	4,703,087	3,899,629	3,899,629
Common stock warrants outstanding	696,465	738,975	1,750,010	2,650,218	2,650,218
Average common shares used to calculate:					
Basic earnings per share	6,068,755	4,938,995	4,043,619	3,899,629	3,884,560
Diluted earnings per share	6,828,176	6,257,720	5,348,121	3,899,629	3,884,560
Adjusted net earnings for diluted earnings per share	$11,707	$9,572	$7,342	$3,778	$2,608
Net interest margin	2.52%	2.90%	2.88%	2.47%	2.34%
Return on average assets	1.02%	1.19%	1.13%	0.85%	0.69%
Return on average equity	14.14%	15.34%	15.56%	9.94%	7.48%
Loans, net of unearned income to deposits	102%	99%	97%	102%	89%
Loans, net of unearned income to deposits (Bank Only)	86%	79%	76%	79%	67%
Efficiency ratio	25%	29%	33%	43%	50%
Allowance for loan losses to total net loans	1.09%	0.98%	0.94%	0.92%	1.04%
Average stockholders' equity to average total assets	7.23%	7.74%	7.27%	8.50%	9.18%
Stockholders' equity to total assets	6.84%	8.28%	7.74%	7.88%	8.69%

(1) Amounts at December 31, 2003 and prior have been adjusted where applicable from those previously reported for the effect of adopting FASB Interpretation No. 46-R, "Consolidation of Variable Interest Entities".

(2) A charge of $206,000, net of taxes, from the early retirement of debentures that was previously reported in 2000 as an extraordinary item has been reclassified (a $382,000 increase to interest expense and a $176,000 decrease to the provision for income taxes) to give effect to SFAS No. 145," Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS Statement No. 13, and Technical Corrections."

(3) The Company has never paid common dividends.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Management's discussion and analysis of financial condition and results of operations that follows should be read in conjunction with the consolidated financial statements and notes thereto included in this report on Form 10-K.

Intervest Bancshares Corporation has three wholly owned subsidiaries - Intervest National Bank, Intervest Mortgage Corporation and Intervest Securities Corporation (hereafter referred to collectively as the "Company" on a consolidated basis). Intervest Bancshares Corporation and Intervest National Bank may be referred to individually as the "Holding Company" and the "Bank," respectively. Intervest Bancshares Corporation also has four wholly owned unconsolidated subsidiaries, Intervest Statutory Trust I, II, III and IV. For a discussion of the Company's business, see Item 1 "Business" in Part I of this report.

The Company's profitability depends primarily on its net interest income, which is the difference between interest income generated from its interest-earning assets and the interest expense incurred on its interest-bearing liabilities. Net interest income is dependent upon the interest-rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows and loan demand.

The Company's profitability is also affected by the level of its noninterest income and expenses, provision for loan losses and income tax expense. Noninterest income consists mostly of loan and other banking fees as well as income from loan prepayments. The amount and timing of, as well as income from, loan prepayments, if any, cannot be predicted and can fluctuate significantly. Normally, the number of instances of prepayment of mortgage loans tends to increase during periods of declining interest rates and tends to decrease during periods of increasing interest rates. Many of the Company's mortgage loans include provisions relating to prepayment and others prohibit prepayment of indebtedness entirely. Noninterest expense consists of compensation and benefits expense, occupancy and equipment expenses, data processing expenses, advertising expense, professional fees, insurance expense and other operating expenses.

The Company's profitability is significantly affected by general economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities. The Company's loan portfolio has historically been concentrated in commercial real estate and multifamily mortgage loans, which represented 99.8% of the total loan portfolio at December 31, 2004. The properties underlying the Company's mortgages are also concentrated in New York State (71%) and the State of Florida (19%). Many of the New York properties are located in New York City and are subject to rent control and rent stabilization laws, which limit the ability of the property owners to increase rents. Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly impacted by local economic conditions in the areas the properties are located, as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties. Additionally, terrorist acts, such as those that occurred on September 11, 2001, armed conflicts, such as the war on terrorism, and natural disasters, such as hurricanes, may have an adverse impact on economic conditions.

Critical Accounting Policies

An accounting policy is deemed to be "critical" if it is important to a company's results of operations and financial condition, and requires significant judgment and estimates on the part of management in its application. The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and related disclosures. Actual results could differ from these estimates and assumptions. The Company believes that the estimates and assumptions used in connection with the amounts reported in its financial statements and related disclosures are reasonable and made in good faith. The Company believes that currently its most critical accounting policy relates to the determination of its allowance for loan losses, which is discussed in more detail in the section entitled "Allowance for Loan Losses." For a summary of all of the Company's significant accounting policies, see note 1 to the consolidated financial statements.

Comparison of Financial Condition at December 31, 2004 and December 31, 2003.

Overview

Total assets at December 31, 2004 increased to $1,316,751,000, from $911,523,000 at December 31, 2003. Total liabilities at December 31, 2004 increased to $1,226,657,000, from $836,138,000 at December 31, 2003, and stockholders' equity increased to $90,094,000 at December 31, 2004, from $75,385,000 at year-end 2003. Book value per common share increased to $14.37 per share at December 31, 2004, from $12.59 at December 31, 2003.

Selected balance sheet information as of December 31, 2004 follows:

($ in thousands)	Holding Company	Intervest National Bank	Intervest Mortgage Corp.	Intervest Securities Corp.	Inter-Company Amts (1)	Combined
Cash and cash equivalents	$ 4,862	$ 15,836	$ 17,151	$476	$ (13,726)	$ 24,599
Security investments	-	253,980	-	-	-	253,980
Loans receivable, net of deferred fees	14,078	900,798	100,520	-	-	1,015,396
Allowance for loan losses	(85)	(10,689)	(332)	-	-	(11,106)
Investment in consolidated subsidiaries	135,351	-	-	-	(135,351)	-
All other assets	5,316	23,584	5,112	8	(138)	33,882
Total assets	$159,522	$1,183,509	$122,451	$484	$(149,215)	$1,316,751
Deposits	$ -	$1,007,862	$ -	$ -	$ (13,990)	$ 993,872
Borrowed funds and related interest payable	69,350	36,263	97,069	-	-	202,682
All other liabilities	78	28,041	1,855	3	126	30,103
Total liabilities	69,428	1,072,166	98,924	3	(13,864)	1,226,657
Stockholders' equity	90,094	111,343	23,527	481	(135,351)	90,094
Total liabilities and stockholders' equity	$159,522	$1,183,509	$122,451	$484	$(149,215)	$1,316,751

(1) All significant intercompany balances and transactions are eliminated in consolidation. Such amounts arise largely from intercompany deposit accounts and investments in subsidiaries.

A comparison of the Company's consolidated balance sheet as of December 31, 2004 and 2003 follows:

	At December 31, 2004		At December 31, 2003	
($ in thousands)	Carrying Value	% of Total Assets	Carrying Value	% of Total Assets
Cash and cash equivalents	$ 24,599	1.9%	$ 64,128	7.0%
Security investments	253,980	19.3	155,898	17.1
Loans receivable, net of deferred fees and loan loss allowance	1,004,290	76.3	664,545	72.9
All other assets	33,882	2.5	26,952	3.0
Total assets	$1,316,751	100.0%	$911,523	100.0%
Deposits	$ 993,872	75.5%	$675,513	74.1%
Borrowed funds and related interest payable	202,682	15.4	140,383	15.4
All other liabilities	30,103	2.2	20,242	2.2
Total liabilities	1,226,657	93.1	836,138	91.7
Stockholders' equity	90,094	6.9	75,385	8.3
Total liabilities and stockholders' equity	$1,316,751	100.0%	$911,523	100.0%

Cash and Cash Equivalents

Cash and cash equivalents decreased to $24,599,000 at December 31, 2004, from $64,128,000 at December 31, 2003, primarily due to a lower level of overnight federal fund investments. The decrease reflected the deployment of a portion of those funds into loans and securities. Cash and cash equivalents include federal funds sold and interest-bearing and noninterest-bearing cash balances with banks, and other short-term investments that have original maturities of three months or less. The short-term investments are normally comprised of commercial paper issued by large commercial banks, certificates of deposit and U.S. government securities. The level of cash and cash equivalents fluctuates based on various factors, including liquidity needs, loan demand, deposit flows, calls of securities, repayments of borrowed funds and alternative investment opportunities.

Security Investments

The Company invests in securities after satisfying its liquidity objectives and lending commitments. The Company has historically only purchased debt securities that are issued by the U.S. government or one of its agencies. The Company's investment policy is designed to provide and maintain liquidity, without incurring undue interest and credit risk. The Company's security investments have lower yields than its loan portfolio. To manage interest rate risk, the Company normally purchases securities that have adjustable rates or securities with fixed rates that have short to intermediate maturity terms. The Company does not engage in trading activities. The Company continues to invest in short-term (1-5 year) U.S government agency debt obligations to emphasize liquidity and to target Intervest National Bank's loan-to-deposit ratio at approximately 80%.

Securities that are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates or other factors, are classified as available for sale and are carried at estimated fair value. There were no securities classified as available for sale at December 31, 2004 or 2003.

Securities for which the Company has the intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Such securities totaled $248,888,000 at December 31, 2004, compared to $152,823,000 at December 31, 2003. The increase was due to new purchases exceeding maturities and calls of securities during the year. At December 31, 2004, the portfolio consisted of short-term debt obligations of the Federal Home Loan Bank, Federal Farm Credit Bank, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation with a weighted-average yield of 2.33% and a weighted-average remaining maturity of 1.4 years, compared to 1.75% and 1.1 years, respectively, at December 31, 2003. The securities are fixed rate or have predetermined scheduled rate increases, and some have call features that allow the issuer to call the security before its stated maturity without penalty. At December 31, 2004 and 2003, the portfolio's estimated fair value was $247,211,000 and $152,995,000, respectively.

In order for the Bank to be a member of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of New York (FHLB), the Bank maintains an investment in their capital stock of $2,464,000 and $2,628,000, respectively, at December 31, 2004. The FRB stock currently pays a dividend of 6%, while the FHLB stock dividend fluctuates and most recently was 3%. The total investment, which amounted to $5,092,000 at December 31, 2004, compared to $3,075,000 at December 31, 2003, fluctuates based on the Bank's capital level for the FRB and the Bank's loans and borrowings for the FHLB.

Loans Receivable, Net of Deferred Fees and Allowance for Loan Losses

Loans receivable, net of deferred fees and the allowance for loan losses, increased to $1,004,290,000 at December 31, 2004, from $664,545,000 at December 31, 2003. The growth reflected new originations of commercial real estate and multifamily mortgage loans, partially offset by principal repayments.

The following table sets forth information concerning the loan portfolio:

	At December 31, 2004			At December 31, 2003		
($ in thousands)	# of Loans	Amount	% of Total	# of Loans	Amount	% of Total
Commercial real estate loans	244	$601,512	58.6%	184	$344,071	50.7%
Residential multifamily loans	249	403,613	39.3	210	310,650	45.8
Land development and other land loans	11	19,198	1.9	6	20,526	3.0
Residential 1-4 family loans	4	984	0.1	26	1,628	0.2
Commercial loans	23	1,215	0.1	28	1,662	0.2
Consumer loans	12	221	-	16	319	0.1
Total gross loans receivable	543	1,026,743	100.0%	470	678,856	100.0%
Deferred loan fees		(11,347)			(7,731)	
Loans, net of deferred fees		1,015,396			671,125	
Allowance for loan losses		(11,106)			(6,580)	
Loans receivable, net		$1,004,290			$664,545	

Nearly all of the Company's loan portfolio is comprised of 504 loans, or $1,024,323,000, that are secured by commercial and multifamily real estate, including rental and cooperative apartment buildings, office buildings, mix-used properties, shopping centers, industrial properties and vacant land. These loans have an average principal size of $2,032,000. The portfolio has 40 loans of $5,000,000 or more that aggregate $302,291,000, with the largest loan amounting to $14,895,000.

The following table sets forth the scheduled contractual principal repayments of the loan portfolio:

	At December 31,	
($ in thousands)	2004	2003
Within one year	$ 227,889	$133,137
Over one to five years (1)	645,050	430,783
Over five years (1)	153,804	114,936
	$1,026,743	$678,856

(1) At December 31, 2004, $485,706,000 of loans with adjustable rates and $313,148,000 of loans with fixed rates were due after one year.

The following table sets forth the activity in the loan portfolio:

	For the Year Ended December 31,		
($ in thousands)	2004	2003	2002
Loans receivable, net, at beginning of year	$ 664,545	$485,301	$365,146
Loans originated	626,252	378,630	233,689
Principal repayments	(278,365)	(195,076)	(110,661)
Recoveries	-	-	(107)
Chargeoffs	-	-	150
Increase in deferred loan fees	(3,616)	(2,341)	(1,642)
Provision for loan losses	(4,526)	(1,969)	(1,274)
Loans receivable, net, at end of year	$1,004,290	$664,545	$485,301

At December 31, 2004, $4,607,000 of loans were on a nonaccrual status, compared to $8,474,000 at December 31, 2003. These loans were considered impaired under the criteria of SFAS No.114, but no valuation allowance was maintained at any time since the Company believes that the estimated fair value of the underlying properties exceeded the Company's recorded investment. At December 31, 2004 and 2003, there were no other impaired loans or loans ninety days past due and still accruing interest.

Allowance for Loan Losses

The allowance for loan losses increased to $11,106,000 at December 31, 2004, from $6,580,000 at December 31, 2003 and represented 1.09% of total loans (net of deferred fees) outstanding at December 31, 2004, compared to 0.98% at December 31, 2003. The increase in the allowance was due to provisions totaling $4,526,000 resulting from loan growth and a decrease in the credit grade of two loans during the year. At December 31, 2004 and 2003, the allowance was almost all allocated to commercial real estate loans, multifamily loans and land loans.

The following table sets forth information with respect to the allowance for loan losses:

	For the Year Ended December 31,		
($ in thousands)	2004	2003	2002
Allowance at beginning of year	$ 6,580	$4,611	$3,380
Provision charged to operations	4,526	1,969	1,274
Chargeoffs	-	-	(150)
Recoveries	-	-	107
Allowance at end of year	$11,106	$6,580	$4,611
Ratio of allowance to total loans, net of deferred fees	1.09%	0.98%	0.94%
Total loans, net of deferred fees at year end	$1,015,396	$671,125	$489,912
Average loans outstanding during the year	$ 867,724	$585,556	$439,241

The allowance for loan losses is established through a provision charged to operations. Loans are charged against the allowance when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The adequacy of the allowance is evaluated monthly or more frequently when necessary with consideration given to: the nature and size of the loan portfolio; overall portfolio quality; loan concentrations; specific problem loans and commitments and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; and management's perception of the current and anticipated economic conditions in the Company's lending areas. For calculation purposes, the allowance for loan losses is comprised of an unallocated portion (which is derived from an estimated loss factor ranging from 0.30% to 1.35% multiplied by the principal amount of loans rated acceptable and higher percentages for loans that are assigned a credit grade of special mention or lower) and, from time to time, an allocated (or specific) portion on certain loans (particularly for loans that have been identified as being impaired as discussed below). Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions, or other factors, differ from those previously assumed in the determination of the level of the allowance.

In addition, SFAS No. 114 specifies the manner in which the portion of the allowance for loan losses related to impaired loans is computed. A loan is normally deemed impaired when, based upon current information and events, it is probable that the Company will be unable to collect both full principal and interest due according to the contractual terms of the loan agreement. Impairment for larger balance loans such as commercial real estate and multifamily loans are measured based on: the present value of expected future cash flows, discounted at the loan's effective interest rate; or the observable market price of the loan; or the estimated fair value of the loan's collateral, if payment of the principal and interest is dependent upon the collateral. When the fair value of the property is less than the recorded investment in the loan, this deficiency is recognized as a valuation allowance within the overall allowance for loan losses and a charge through the provision for loan losses. The Company's policy is to charge off any portion of the recorded investment in the loan that exceeds the fair value of the collateral.

The Company considers a variety of factors in determining whether a loan is impaired, including (i) any notice from the borrower that the borrower will be unable to repay all principal and interest amounts contractually due under the loan agreement, (ii) any delinquency in the principal and/or interest payments other than minimum delays or shortfalls in payments, and (iii) other information known by management that would indicate the full repayment of principal and interest is not probable. In evaluating loans for impairment, management generally considers delinquencies of 60 days or less to be minimum delays, and accordingly does not consider such delinquent loans to be impaired in the absence of other indications. Impaired loans normally consist of loans on nonaccrual status. Generally, all loans are evaluated for impairment on a loan-by-loan basis.

Finally, the Company's regulators, as an integral part of their examination process, periodically review the allowance for loan losses. Accordingly, the Company may be required to take certain chargeoffs and/or recognize additions to the allowance based on the regulators' judgment concerning information available to them during their examination.

All Other Assets

The following table sets forth the composition of the caption "All other assets" in the table on page 20:

	At December 31,	
($ in thousands)	2004	2003
Accrued interest receivable	$ 6,699	$ 4,995
Loan fees receivable	8,208	5,622
Premises and equipment, net	6,636	5,752
Deferred income tax asset	5,095	2,960
Deferred debenture offering costs, net	4,929	4,023
Investment in unconsolidated subsidiaries	1,856	928
All other assets	459	2,672
	$33,882	$26,952

Accrued interest receivable fluctuates based on the amount of loans, investments and other interest-earning assets outstanding and the timing of interest payments received. The increase was due to the growth in these assets.

Loan fees receivable are fees due to the Company in accordance with the terms of mortgage loans. Such amounts are generally due upon the full repayment of the loan. This fee is recorded as deferred income at the time a loan is originated and is then amortized to interest income over the life of the loan as a yield adjustment. The increase was due to an increase in mortgage loan originations.

Premises and equipment, which is detailed in note 5 to the consolidated financial statements, increased due to net additions of $1,477,000 (almost all of which were leasehold improvements associated with new office space), partially offset by depreciation and amortization.

The deferred income tax asset relates primarily to the unrealized tax benefit on the Company's allowance for loan losses. The allowance has been expensed for financial statement purposes but it is currently not deductible for income tax purposes until actual losses are incurred. The increase in the deferred tax asset is a function of the increase in the allowance for loan losses during the period.

The deferred debenture offering costs consist primarily of underwriters' commissions and are amortized over the terms of the debentures. The increase was due to a total of $2,217,000 of costs associated with issuing new debentures, partially offset by normal amortization during the period.

The investment in unconsolidated subsidiaries consists of the Holding Company's $464,000 common stock investment in each of its unconsolidated subsidiaries, Intervest Statutory Trust I, II, II and IV.

The decrease in all other assets was due to the receipt of $2,535,000 in January 2004 from the exercise of common stock warrants at year-end 2003, the amount of which was recorded as a receivable at December 31, 2003.

Deposits

Deposits increased to $993,872,000 at December 31, 2004, from $675,513,000 at December 31, 2003, reflecting increases in money market and certificate of deposit accounts of $38,335,000 and $277,612,000, respectively.

The following table sets forth the distribution of deposit accounts by type:

	At December 31, 2004		At December 31, 2003	
($ in thousands)	Amount	% of Total	Amount	% of Total
Demand deposits	$ 6,142	0.6%	$ 6,210	1.0%
Interest checking deposits	15,051	1.5	9,146	1.4
Savings deposits	27,359	2.8	30,784	4.5
Money market deposits	200,549	20.2	162,214	24.0
Certificates of deposit	744,771	74.9	467,159	69.1
Total deposit accounts (1)	$993,872	100.0%	$675,513	100.0%

(1) Includes individual retirement accounts totaling $113,266,000 and $74,170,000 at December 31, 2004 and 2003, respectively, nearly all of which are certificates of deposit.

The following table sets forth certificate of deposits by maturity for the periods indicated:

	At December 31, 2004		At December 31, 2003	
($ in thousands)	Amount	Wtd-Avg Stated Rate	Amount	Wtd-Avg Stated Rate
Within one year	$269,553	2.84%	$182,693	2.75%
Over one to two years	119,780	3.43	90,936	3.64
Over two to three years	134,409	4.48	30,094	4.43
Over three to four years	75,317	4.06	89,085	4.83
Over four years	145,712	4.48	74,351	4.20
	$744,771	3.68%	$467,159	3.66%

The following table sets forth the maturities of certificates of deposit in denominations of $100,000 or more:

	At December 31,	
($ in thousands)	2004	2003
Due within three months or less	$ 15,761	$ 7,514
Due over three months to six months	24,450	7,446
Due over six months to one year	40,351	31,459
Due over one year	135,314	76,644
	$215,876	$123,063
As a percentage of total deposits	21.7%	18.2%

The following table sets forth net deposit flows:

	For the Year Ended December 31,		
($ in thousands)	2004	2003	2002
Net increase before interest credited	$292,667	$151,138	$126,230
Net interest credited	25,692	18,417	17,291
Net deposit increase	$318,359	$169,555	$143,521

Borrowed Funds and Related Interest Payable

The following table summarizes borrowed funds and related interest payable:

	At December 31, 2004		At December 31, 2003	
($ in thousands)	Principal	Accrued Interest	Principal	Accrued Interest
Debentures - Intervest Mortgage Corporation	$88,850	$8,219	$87,350	$12,052
Debentures - Holding Company	5,580	1,749	7,340	2,361
Debentures - Capital Securities - Holding Company	61,856	165	30,928	97
FHLB advances - Intervest National Bank	36,000	21	-	-
Mortgage note payable - Intervest National Bank	242	-	255	-
	$192,528	$10,154	$125,873	$14,510

Intervest Mortgage Corporation had $88,850,000 of debentures outstanding at December 31, 2004, compared to $87,350,000 at December 31, 2003. The slight increase was due to the issuance of Series 11/28/03 and 6/7/04 debentures totaling $21,500,000 (with fixed rates ranging from 6.25% to 6.75% and maturing at various times through January 1, 2012), largely offset by the repayments of Series 5/12/95 6.00% (prime based) debentures due April 1, 2004 ($9,000,000 of principal and $2,749,000 of accrued interest), Series 6/28/99 8.50% debentures due July 1, 2004 ($2,000,000 of principal and $980,000), and Series 10/19/95 6.25% (prime based) debentures due October 1, 2004 ($9,000,000 of principal and $2,244,000 of accrued interest). Proceeds from the issuance of debentures, after underwriter's commissions and other issuance costs, amounted to $19,924,000.

Intervest Mortgage Corporation has filed a registration statement related to an offering of additional debentures. It is anticipated that debentures in an aggregate principal amount of up to $14,000,000 will be issued in the first quarter of 2005.

The Holding Company had a total of $67,436,000 of debentures outstanding at December 31, 2004, compared to $38,268,000 at December 31, 2003. The increase was due to the issuance of a total of $30,928,000 of its debentures to its wholly owned unconsolidated subsidiaries, Intervest Statutory III and IV, partially offset by the conversion of its convertible debentures. In 2004, $2,883,000 of convertible debentures ($1,760,000 of principal and $1,123,000 of accrued related interest) were converted into shares of Class A common stock at the election of the debenture holders.

The Bank from time to time may borrow funds on an overnight or short-term basis to manage its liquidity needs. At December 31, 2004, the Bank had $36,000,000 of FHLB borrowings outstanding, of which $19,000,000 were due in January 2005 and $17,000,000 in February 2005. These borrowings were repaid through deposit inflows. The Bank also has a mortgage note payable outstanding amounting to $242,000 at December 31, 2004, compared to $255,000 at December 31, 2003. The note was issued in connection with the Bank's purchase in 2002 of property that is located across from its Court Street branch office in Florida.

Accrued interest payable on borrowed funds amounted to $10,154,000 at year-end 2004, compared to $14,510,000 at year-end 2003. The decrease was due to repayments of interest as well as the decrease resulting from the conversion of debentures, partially offset by new accruals. A large portion of the accrued interest payable is due and payable at the maturity of various debentures. For a further discussion of borrowed funds, see notes 7 and 9 to the consolidated financial statements in this report.

All Other Liabilities

The table below sets forth the composition of the caption "All other liabilities" in the table on page 20 as follows:

	At December 31,	
($ in thousands)	2004	2003
Mortgage escrow funds payable	$14,533	$10,540
Official checks outstanding	12,061	6,122
Accrued interest payable on deposits	1,718	1,080
Income taxes payable	81	807
All other liabilities	1,710	1,693
	$30,103	$20,242

Mortgage escrow funds payable represent advance payments made by borrowers for taxes and insurance that are remitted to third parties. The increase reflected the growth in the loan portfolio. Official checks outstanding varies and fluctuates based on banking activity. Accrued interest payable on deposits fluctuates based on total deposits and timing of interest payments. Income taxes payable fluctuates based on the Company's earnings, effective tax rate and timing of tax payments. All other is comprised mainly of accrued expenses, as well as fees received on loan commitments that have not yet been funded.

Stockholders' Equity

Stockholders' equity increased to $90,094,000 from $75,385,000 at year-end 2003 as follows:

($ in thousands)	Amount	Shares	Per Share
Stockholders' equity at December 31, 2003	$ 75,385	5,988,377	$12.59
Net earnings for the year	11,453	-	-
Class A common stock warrants exercised	426	42,510	10.01
Convertible debentures converted at election of debenture holders	2,821	240,546	11.73
Compensation expense on warrants held by the Chairman (1)	9	-	-
Stockholders' equity at December 31, 2004	$90,094	6,271,433	$14.37

(1) For discussion of compensation related to stock warrants, see note 14 to the consolidated financial statements in this report.

Off-Balance Sheet and Other Financing Arrangements

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. For a further discussion of these financial instruments, see note 19 to the consolidated financial statements in this report.

Liquidity

The Company manages its liquidity position on a daily basis to assure that funds are available to meet operations, loan and investment commitments, deposit withdrawals and the repayment of borrowed funds. The Company's primary sources of funds consist of: retail deposits obtained through the Bank's branch offices and through the mail; amortization, satisfactions and repayments of loans; the maturities and calls of securities; issuance of debentures; borrowings from the federal funds market, FHLB advances and cash provided by operating activities. For additional information concerning the Company's cash flows, see the consolidated statements of cash flows included in this report.

The Company believes that it can fund its contractual obligations (a detail of which follows) from the aforementioned sources of funds. At December 31, 2004, the Bank has agreements with correspondent banks whereby it may borrow up to an additional $16,000,000 of federal funds on an unsecured basis. In addition, as a member of the FHLB and the FRB, the Bank can also borrow from these institutions on a secured basis that aggregated approximately $203,000,000 based on available collateral at December 31, 2004.

Contractual Obligations

The table below summarizes the Company's contractual obligations as of December 31, 2004.

($ in thousands)	Total	Due In 2005	2006 and 2007	2008 and 2009	2010 and Later
Subordinated debentures and mortgage note payable	$ 94,672	$ 29,116	$ 17,291	$ 25,635	$ 22,630
Subordinated debentures - capital securities	61,856	-	-	-	61,856
FHLB advances	36,000	36,000	-	-	-
Accrued interest payable on all borrowed funds	10,154	5,445	1,960	2,538	211
Deposits with no stated maturities	249,101	249,101	-	-	-
Deposits with stated maturities	744,771	269,553	254,189	204,100	16,929
Operating lease payments	8,243	907	1,763	1,734	3,839
Unfunded loan commitments (1)	159,697	154,085	5,612	-	-
Available lines of credit (1)	789	789	-	-	-
Standby letters of credit (1)	750	750	-	-	-
	$1,366,033	$745,746	$280,815	$234,007	$105,465

(1) Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Regulatory Capital

The Bank is subject to various regulatory capital requirements. The FDIC and other bank regulatory agencies use five capital categories ranging from well capitalized to critically undercapitalized to determine various matters, including prompt corrective action and each institution's FDIC deposit insurance premiums. These categories involve quantitative measures of a bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

The Bank is required to maintain regulatory defined minimum Tier 1 leverage and Tier 1and total risk-based capital ratio levels of at least 4%, 4% and 8%, respectively. At December 31, 2004 and 2003, management believes the Bank met its capital adequacy requirements and is a well-capitalized institution as defined in the regulations, which require minimum Tier 1 leverage and Tier 1 and total risk-based ratios of 5%, 6% and 10%, respectively. Management believes that there are no current conditions or events that would change the Bank's designation as a well-capitalized institution.

Information regarding the Bank's regulatory capital and related ratios is summarized as follows:

($ in thousands)		At December 31, 2004	2003
Tier 1 Capital:	Stockholder's equity	$ 111,343	$ 73,907
	Disallowed portion of deferred tax asset	(4,619)	(2,508)
		106,724	71,399
Tier 2 Capital:	Allowable portion of allowance for loan losses	10,689	6,310
Total risk-based capital		$ 117,413	$ 77,709
Net risk-weighted assets		$ 971,823	$620,155
Average assets for regulatory purposes		$1,140,624	$739,234
Tier 1 capital to average assets		9.36%	9.66%
Tier 1 capital to risk-weighted assets		10.98%	11.51%
Total capital to risk-weighted assets		12.08%	12.53%

The Holding Company on a consolidated basis is subject to minimum regulatory capital requirements administered by the FRB. These guidelines require a ratio of Tier 1 or Core Capital, as defined in the guidelines, to total risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The guidelines also require a ratio of Tier 1 capital to adjusted total average assets of not less than 3%. At December 31, 2004 and 2003, management believes that the Holding Company met its capital adequacy requirements.

Information regarding the Holding Company's regulatory capital and related ratios is summarized below:

($ in thousands)		At December 31, 2004	2003
Tier 1 Capital:	Stockholder's equity	$ 90,094	$ 75,385
	Capital Securities limited to 25% of core capital	30,032	25,122
Total core capital elements		120,126	100,507
	Disallowed portion of deferred tax asset	(5,095)	(2,936)
Total Tier 1 Capital		115,031	97,571
Tier 2 Capital :	Excess Capital Securities	29,968	4,878
	Allowable portion of allowance for loan losses	11,106	6,580
Total Tier 2 Capital		41,074	11,458
Total risk-based capital		$ 156,105	$109,029
Net risk-weighted assets		$1,096,711	$734,839
Average assets for regulatory purposes		$1,273,770	$862,873
Tier 1 capital to average assets		9.03%	11.31%
Tier 1 capital to risk-weighted assets		10.49%	13.28%
Total capital to risk-weighted assets		14.23%	14.84%

On January 1 2004, the Company adopted FIN 46-R, "Consolidation of Variable Interest Entities," which requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities to deconsolidate their investments in those trusts. For a further discussion of FIN 46-R and the regulatory implications, see the section entitled "Recent Accounting and Regulatory Developments" in note 1 to the consolidated financial statements.

Intervest Securities Corporation is subject to the SEC's Uniform Net Capital Rule [15c3-1 (a) (2) (vi)], which requires the maintenance of minimum net capital of $5,000. At December 31, 2004 and 2003, Intervest Securities Corporation's net capital was $481,000 and $459,000, respectively.

Asset and Liability Management

Interest rate risk arises from differences in the repricing of assets and liabilities within a given time period. The Company does note engage in trading or hedging activities, nor does it invest in interest rate derivatives or enter into interest rate swaps. The primary objective of the Company's asset/liability management strategy is to limit, within established guidelines, the adverse impact of changes in interest rates on its net interest income and capital.

The Company uses "gap analysis," which measures the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a given time period, to monitor its interest rate sensitivity. An asset or liability is normally considered to be interest-rate sensitive if it will reprice or mature within one year or less. The interest-rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within one-year. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. Conversely, a gap is considered negative when the opposite is true.

In a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to increase net interest income. In a period of falling interest rates, a negative gap would tend to increase net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of the Company's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate gap analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates for the following reasons. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in market rates. In addition, certain assets, such as adjustable-rate mortgage loans, may have features generally referred to as "interest rate caps or collars," which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, asset prepayment and early deposit withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest-rate increase, and the behavior of depositors may be different than those assumed in the gap analysis.

The Company's one-year positive interest rate sensitivity gap remained relatively unchanged at $114,022,000, or 8.7% of total assets, at December 31, 2004, compared to $118,124,000, or 13.0% at December 31, 2003. For purposes of computing the gap, all deposits with no stated maturities are treated as readily accessible accounts. However, if such deposits were treated differently, the one-year gap would then change. The behavior of core depositors may not necessarily result in the immediate withdrawal of funds in the event deposit rates offered by the Bank did not change as quickly and uniformly as changes in general market rates. For example, if only 25% of deposits with no stated maturity were assumed to be readily accessible, the one-year gap would have been a positive 22.5% at year-end 2004, compared to a positive 29.6% at year-end 2003.

Many of the Company's floating-rate loans have a "floor," or minimum rate, that is determined in relation to prevailing market rates on the date of origination. This floor only adjusts upwards in the event of increases in the loan's interest rate. This feature reduces the effect on interest income of a falling rate environment because the interest rates on such loans do not reset downward. Notwithstanding all of the above, there can be no assurances that a sudden and substantial increase in interest rates may not adversely impact the Company's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

The table below summarizes interest-earning assets and interest-bearing liabilities as of December 31, 2004, that are scheduled to mature or reprice within the periods shown.

($ in thousands)	0-3 Months	4-12 Months	Over 1-4 Years	Over 4 Years	Total
Loans (1)	$281,578	$283,239	$305,890	$156,036	$1,026,743
Securities held to maturity (2)	34,343	82,716	130,712	1,117	248,888
Short-term investments	12,573	-	-	-	12,573
FRB and FHLB stock	2,628	-	-	2,464	5,092
Total rate-sensitive assets	$331,122	$365,955	$436,602	$159,617	$1,293,296
Deposit accounts (3):					
Interest checking deposits	$ 15,051	$ -	$ -	$ -	$ 15,051
Savings deposits	27,359	-	-	-	27,359
Money market deposits	200,549	-	-	-	200,549
Certificates of deposit	57,327	212,225	329,506	145,713	744,771
Total deposits	300,286	212,225	329,506	145,713	987,730
FHLB advances	36,000	-	-	-	36,000
Debentures and mortgage note payable (1)	26,100	3,000	49,794	77,634	156,528
Accrued interest on all borrowed funds (1)	5,327	117	4,322	388	10,154
Total borrowed funds	67,427	3,117	54,116	78,022	202,682
Total rate-sensitive liabilities	$367,713	$215,342	$383,622	$223,735	$1,190,412
GAP (repricing differences)	$ (36,591)	$150,613	$ 52,980	$ (64,118)	$ 102,884
Cumulative GAP	$ (36,591)	$114,022	$167,002	$102,884	$ 102,884
Cumulative GAP to total assets	-2.8%	8.7%	12.7%	7.8%	7.8%

Significant assumptions used in preparing the gap table above:

(1) Floating-rate loans and debentures payable are included in the period in which their interest rates are next scheduled to adjust rather than in the period in which they mature. Fixed-rate loans and debentures payable are scheduled, including repayments, according to their contractual maturities. Deferred loan fees are excluded from this analysis; (2) securities are scheduled according to the earlier of their contractual maturity or the date in which the interest rate is scheduled to increase. The effects of possible prepayments that may result from the issuer's right to call a security before its contractual maturity date are not considered; (3) interest checking, savings and money market deposits are regarded as ready accessible withdrawable accounts; and certificates of deposit are scheduled through their maturity dates.

Comparison of Results of Operations for the Years Ended December 31, 2004 and 2003.

General

Consolidated net earnings for 2004 increased by $2,333,000, or 26%, to $11,453,000, or $1.71 per diluted share, from $9,120,000, or $1.53 per diluted share, reported in 2003. The $2,333,000 increase in earnings was due to growth in net interest and dividend income of $5,966,000 and an increase of $1,819,000 in noninterest income. These revenue increases were partially offset by a $2,557,000 increase in the provision for loan losses, a $1,903,000 increase in income tax expense and a $992,000 increase in noninterest expenses. The Company's return on average assets and equity was 1.02% and 14.14%, respectively, in 2004, compared to 1.19% and 15.34% in 2003, and its efficiency ratio (which is a measure of its ability to control expenses as a percentage of its revenues) stood at 25% for 2004.

Selected information regarding results of operations by entity for 2004 follows:

($ in thousands)	Intervest National Bank	Intervest Mortgage Corp.	Intervest Securities Corp.	Holding Company	Inter-Company Amts (2)	Combined
Interest and dividend income	$ 55,770	$9,896	$ 6	$ 1,087	$ (210)	$ 66,549
Interest expense	26,597	7,945	-	4,351	(210)	38,683
Net interest and dividend income	29,173	1,951	6	(3,264)	-	27,866
Provision for loan losses	4,379	140	-	7	-	4,526
Noninterest income	4,272	4,915	119	389	(4,555)	5,140
Noninterest expenses	9,935	2,347	84	440	(4,555)	8,251
Earnings before taxes	19,131	4,379	41	(3,322)	-	20,229
Provision for income taxes	8,266	2,025	19	(1,534)	-	8,776
Net earnings	$10,865	$2,354	$ 22	$ (1,788)	$ -	$11,453
Intercompany dividends (1)	(3,429)	-	-	3,429	$ -	-
Net earnings after intercompany dividends	$ 7,436	$2,354	$ 22	$ 1,641		$11,453
Net earnings after intercompany dividends for 2003	$ 6,972	$1,759	$ (6)	$ 395	$ -	$ 9,120

(1) Dividends to the Holding Company provide funds for the debt service on the Capital Securities, which is included in the Holding Company's interest expense.

(2) All significant intercompany balances and transactions are eliminated in consolidation. Such amounts arise from intercompany deposit accounts and management and service agreements.

Net Interest and Dividend Income

Net interest and dividend income is the Company's primary source of earnings and is influenced primarily by the amount, distribution and repricing characteristics of its interest-earning assets and interest-bearing liabilities as well as by the relative levels and movements of interest rates.

Net interest and dividend income increased by $5,966,000 to $27,866,000 in 2004, from $21,900,000 in 2003. The improvement was attributable to a $350,742,000 increase in average interest-earning assets resulting from continued growth in loans of $282,168,000 and a higher level of security and short-term investments aggregating $68,574,000. The growth in average assets was funded by $287,439,000 of new deposits, $34,429,000 of additional borrowed funds and a $21,553,000 increase in stockholders' equity (resulting from earnings and the issuance of shares upon the exercise of common stock warrants and conversion of convertible debentures).

The Company's net interest margin decreased to 2.52% in 2004 from 2.90% in 2003. The decrease was due to the Company's yield on interest-earning assets decreasing at a faster pace than its cost of funds. In a low interest rate environment, the yield on interest-earning assets decreased 67 basis points to 6.02% in 2004 due to lower rates on new mortgage loans originated and prepayments of higher-yielding loans. The cost of funds decreased 33 basis points to 3.84% in 2004 due to lower rates paid on deposit accounts and the addition of new debentures with lower rates than existing ones, partially offset by rate increases on floating-rate debentures. These floating-rate debentures are indexed to the JPMorgan Chase Bank prime rate, which increased by a total of 125 basis points from year-end 2003.

The following table provides information on average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for 2004 and 2003. The yields and rates shown are based on a computation of income/expense (including any related fee income or expense) for each year divided by average interest-earning assets/interest-bearing liabilities during each year. Average balances are derived from daily balances. Net interest margin is computed by dividing net interest and dividend income by the average of total interest-earning assets during each year.

	For the Year Ended December 31,					
	2004			2003		
($ in thousands)	Average Balance	Interest Inc./Exp.	Yield/ Rate	Average Balance	Interest Inc./Exp.	Yield/ Rate
Assets						
Interest-earning assets:						
Loans (1)	$867,724	$61,928	7.14%	$585,556	$47,223	8.06%
Securities	207,557	4,259	2.05	143,766	2,965	2.06
Other interest-earning assets	29,766	362	1.22	24,983	276	1.10
Total interest-earning assets	1,105,047	$66,549	6.02%	754,305	$50,464	6.69%
Noninterest-earning assets.	15,505			13,686		
Total assets	$1,120,552			$767,991		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Interest checking deposits	$ 12,052	$ 187	1.55%	$ 11,120	$ 182	1.64%
Savings deposits	30,803	550	1.79	31,782	601	1.89
Money market deposits	191,495	3,583	1.87	146,509	2,763	1.89
Certificates of deposit	612,735	22,010	3.59	370,235	14,891	4.02
Total deposit accounts	847,085	26,330	3.11	559,646	18,437	3.29
Federal funds purchased and FHLB advances	1,914	40	2.09	-	-	-
Debentures and accrued interest payable	109,697	8,801	8.02	105,347	8,316	7.89
Debentures - capital securities	47,533	3,495	7.35	19,356	1,793	9.26
Mortgage note payable	249	17	7.00	261	18	7.00
Total borrowed funds	159,393	12,353	7.75	124,964	10,127	8.10
Total interest-bearing liabilities	1,006,478	$38,683	3.84%	684,610	$28,564	4.17%
Noninterest-bearing deposits	6,599			5,666		
Noninterest-bearing liabilities	26,471			18,264		
Stockholders' equity	81,004			59,451		
Total liabilities and stockholders' equity	$1,120,552			$767,991		
Net interest and dividend income/spread		$27,866	2.18%		$21,900	2.52%
Net interest-earning assets/margin	$ 98,569		2.52%	$ 69,695		2.90%
Ratio of total interest-earning assets to total interest-bearing liabilities	1.10x			1.10x		
Other Ratios:						
Return on average assets	1.02%			1.19%		
Return on average equity	14.14%			15.34%		
Noninterest expense to average assets	0.74%			0.95%		
Efficiency ratio (2)	25.00%			28.78%		
Average stockholders' equity to average assets	7.23%			7.74%		

(1) Includes nonaccrual loans.

(2) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

($ in thousands)	For the Year Ended December 31, 2004 vs. 2003 Increase (Decrease) Due To Change In: Rate	Volume	Rate/Volume	Total
Interest-earning assets:				
Loans	$(5,387)	$22,743	$(2,651)	$14,705
Securities	(14)	1,314	(6)	1,294
Other interest-earning assets	30	53	3	86
Total interest-earning assets	(5,371)	24,110	(2,654)	16,085
Interest-bearing liabilities:				
Interest checking deposits	(10)	15	-	5
Savings deposits	(32)	(19)	-	(51)
Money market deposits	(29)	850	(1)	820
Certificates of deposit	(1,592)	9,749	(1,038)	7,119
Total deposit accounts	(1,663)	10,595	(1,039)	7,893
Total borrowed funds	(233)	2,951	(492)	2,226
Total interest-bearing liabilities	(1,896)	13,546	(1,531)	10,119
Net change in interest and dividend income	$(3,475)	$10,564	$(1,123)	$ 5,966

Provision for Loan Losses

The provision for loan losses increased to $4,526,000 in 2004 from $1,969,000 in 2003. The higher provision was a function of loan growth, which amounted to $347,887,000 in 2004 versus $183,554,000 in 2003, as well as a decrease in the credit grade of two loans during the third quarter of 2004.

Noninterest Income

Noninterest income increased by $1,819,000 to $5,140,000 in 2004 and is summarized as follows:

($ in thousands)	For the Year Ended December 31, 2004	2003
Customer service fees	$ 252	$ 187
Income from mortgage lending activities (1)	1,221	824
Income from the early repayment of mortgage loans (2)	3,546	2,317
Commissions and fees	119	38
Gain (loss) from early call of investment securities (3)	2	(51)
All other noninterest income	-	6
	$5,140	$3,321

(1) Consists mostly of fees from expired loan commitments and loan servicing, maintenance and inspections charges.
(2) Consists of the recognition of any unearned fees at the time of payoff and the receipt of prepayment income in certain cases.
(3) Consists of the recognition of any unamortized premium or discount at time of call.

The increase of $1,819,000 was primarily due to higher income of $1,229,000 from the prepayment of mortgage loans, a $321,000 increase in loan service charges and $76,000 of additional fee income from loan commitments that expired and were not funded.

Noninterest Expenses

Noninterest expenses increased by $992,000 to $8,251,000 in 2004 and is summarized as follows:

($ in thousands)	For the Year Ended December 31, 2004	2003
Salaries and employee benefits	$4,046	$3,655
Occupancy and equipment, net	1,659	1,270
Data processing	428	533
Professional fees and services	411	364
Stationery, printing and supplies	180	152
Postage and delivery	111	101
FDIC and general insurance	264	225
Director and committee fees	397	229
Advertising and promotion	110	35
All other expenses	645	695
	$8,251	$7,259

Salaries and employee benefits expense increased due to the following: $589,000 from salary increases, a higher cost of employee benefits and additional staff; $350,000 from bonus payments to certain executives of the Company in connection with the sale of capital securities and leasing of new space; and $41,000 of additional commission expense. The increases were partially offset by a $435,000 decrease in compensation from common stock warrants and a $154,000 decrease in compensation resulting from a higher level of SFAS No. 91 direct fee income (due to more loan originations). The Company had 64 fulltime employees at December 31, 2004 versus 61 at December 31, 2003. See note 14 to the consolidated financial statements in this report for additional information on common stock warrants.

Occupancy and equipment expense increased due to the leasing of larger office space. In May, Intervest Bancshares Corporation and its wholly owned subsidiaries, Intervest National Bank (New York office), Intervest Mortgage Corporation and Intervest Securities Corporation, completed their move to newly constructed offices on the entire fourth floor at One Rockefeller Plaza in New York City. Intervest Mortgage Corporation's lease obligation of approximately $22,000 per month on its former space at 10 Rockefeller Plaza expired in September 2004.

Professional fees and services, stationery, printing and supplies, postage and delivery, and FDIC and general insurance expenses increased largely due to the Company's growth.

Data processing expense decreased due to lower fees incurred by the Bank despite an increase in its assets. The Bank renegotiated its data processing contract during late 2003 by extending the expiration date to 2010 and reducing the processing fee to a fixed amount until its assets reach $1.1 billion. Thereafter the fee becomes variable and is calculated based on total assets. Previously, the data processing fee was entirely variable and a function of the Bank's total assets.

Director and committee fees increased due to higher fees paid to directors for each board and committee meeting attended. The fees were increased in June 2003 and October 2004.

Advertising expense increased due to additional advertising to support loan and deposit growth.

All other expenses were lower due to a decrease of $49,000 in losses from transactional accounts and a decrease in foreclosed real estate expenses of $64,000, partial offset by increased travel, telephone and franchise tax expense.

Provision for Income Taxes

The provision for income taxes increased by $1,903,000 to $8,776,000 in 2004, from $6,873,000 in 2003, due to higher pre-tax income. The Company's effective tax rate (inclusive of state and local taxes) amounted to 43.4% in 2004, compared to 43.0% in 2003.

Comparison of Results of Operations for the Years Ended December 31, 2003 and 2002.

General

Consolidated net earnings for 2003 increased 32% to $9,120,000, or $1.53 per fully diluted share, from $6,906,000, or $1.37 per fully diluted share, for 2002. The growth in earnings was due to a $4,746,000 increase in net interest and dividend income and a $1,103,000 increase in noninterest income, partially offset by a $2,160,000 increase in the provision for income taxes, a $780,000 increase in noninterest expenses, and a $695,000 increase in the provision for loan losses.

The diluted per share computation for 2003 included a higher number of common shares outstanding resulting from the exercise of common stock warrants, conversion of debentures and a higher stock price. Return on average assets and equity was 1.19% and 15.34%, respectively, for 2003, compared to 1.13% and 15.56% for 2002.

Selected information regarding results of operations by entity for 2003 follows:

($ in thousands)	Intervest National Bank	Intervest Mortgage Corp	Intervest Securities Corp (2)	Holding Company	Inter-Company Amts (3)	Combined
Interest and dividend income	$ 40,232	$9,269	$ 3	$ 1,125	$ (165)	$50,464
Interest expense	18,620	7,140	-	3,024	(220)	28,564
Net interest and dividend income	21,612	2,129	3	(1,899)	55	21,900
Provision for loan losses	1,846	91	-	32	-	1,969
Noninterest income	2,687	2,799	38	346	(2,549)	3,321
Noninterest expenses	7,372	1,582	51	748	(2,494)	7,259
Earnings before taxes	15,081	3,255	(10)	(2,333)	-	15,993
Provision for income taxes	6,414	1,496	(4)	(1,033)	-	6,873
Net earnings	$ 8,667	$1,759	$ (6)	$ (1,300)	$ -	$ 9,120
Intercompany dividends (1)	(1,695)	-	-	1,695	-	-
Net earnings after intercompany dividends	$ 6,972	$1,759	$ (6)	$ 395	$ -	$ 9,120
Net earnings after intercompany dividends for 2002	$ 4,959	$1,567	$ -	$ 380	$ -	$ 6,906

(1) Dividends to the Holding Company provide funds for the debt service on the Capital Securities, which is included in the Holding Company's interest expense.
(2) Results are from date of acquisition, June 2, 2003 through December 31, 2003.
(3) All significant intercompany balances and transactions are eliminated in consolidation. Such amounts arise from intercompany deposit accounts and management and service agreements.

Net Interest and Dividend Income

Net interest and dividend income is the Company's primary source of earnings and is influenced primarily by the amount, distribution and repricing characteristics of its interest-earning assets and interest-bearing liabilities as well as by the relative levels and movements of interest rates.

Net interest and dividend income increased by $4,746,000 to $21,900,000 in 2003, from $17,154,000 in 2002. The increase was attributable to growth of $158,223,000 in average interest-earning assets and a slightly higher net interest margin. The growth in assets is reflected in new mortgage loans of $146,315,000 and new security and short-term investments aggregating $11,908,000. The growth in assets was funded primarily by $118,602,000 of interest-bearing deposits, $18,832,000 of additional borrowed funds and a $15,067,000 increase in stockholders' equity (resulting from earnings and the issuance of shares upon the exercise of common stock warrants and conversion of convertible debentures).

The Company's net interest margin increased to 2.90% in 2003 from 2.88% in 2002. The increase was due to the Company's cost of funds decreasing at a faster pace than its yield on interest-earning assets in a declining interest rate environment. The yield on interest-earning assets decreased 60 basis points to 6.69% in 2003 primarily due to lower rates on new mortgage loans originated, prepayments of higher-yielding loans and lower yields earned on security and other short-term investments (including the effect of early calls of securities with the resulting proceeds being invested in lower yielding securities). The cost of funds decreased 64 basis points to 4.17% in 2003 largely due to lower rates paid on deposit accounts and $41,500,000 of floating-rate debentures. The debentures are indexed to the JPMorgan Chase Bank prime rate, which decreased by a total of 25 basis points from year-end 2002.

The following table provides information on average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for 2003 and 2002. The yields and rates shown are based on a computation of income/expense (including any related fee income or expense) for each year divided by average interest-earning assets/interest-bearing liabilities during each year. Average balances are derived from daily balances. Net interest margin is computed by dividing net interest and dividend income by the average of total interest-earning assets during each year.

($ in thousands)	2003 Average Balance	2003 Interest Inc./Exp.	2003 Yield/ Rate	2002 Average Balance	2002 Interest Inc./Exp.	2002 Yield/ Rate
Assets						
Interest-earning assets:						
Loans (1)	$585,556	$47,223	8.06%	$439,241	$39,273	8.94%
Securities	143,766	2,965	2.06	142,840	3,964	2.78
Other interest-earning assets	24,983	276	1.10	14,001	242	1.73
Total interest-earning assets	754,305	$50,464	6.69%	596,082	$43,479	7.29%
Noninterest-earning assets	13,686			14,586		
Total assets	$767,991			$610,668		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Interest checking deposits	$ 11,120	$ 182	1.64%	$ 9,521	$ 221	2.32%
Savings deposits	31,782	601	1.89	29,221	762	2.61
Money market deposits	146,509	2,763	1.89	119,582	3,082	2.58
Certificates of deposit	370,235	14,891	4.02	282,720	13,304	4.71
Total deposit accounts	559,646	18,437	3.29	441,044	17,369	3.94
Federal funds purchased	-	-	-	116	2	1.87
Debentures and accrued interest payable	105,347	8,316	7.89	90,777	7,440	8.20
Debentures - capital securities	19,356	1,793	9.26	15,000	1,497	9.98
Mortgage note payable	261	18	7.00	239	17	7.00
Total borrowed funds	124,964	10,127	8.10	106,132	8,956	8.44
Total interest-bearing liabilities	684,610	$28,564	4.17%	547,176	$26,325	4.81%
Noninterest-bearing deposits	5,666			5,277		
Noninterest-bearing liabilities	18,264			13,831		
Stockholders' equity	59,451			44,384		
Total liabilities and stockholders' equity	$767,991			$610,668		
Net interest and dividend income/spread		$21,900	2.52%		$17,154	2.48%
Net interest-earning assets/margin	$ 69,695		2.90%	$ 48,906		2.88%
Ratio of total interest-earning assets to total interest-bearing liabilities	1.10x			1.09x		
Other Ratios:						
Return on average assets	1.19%			1.13%		
Return on average equity	15.34%			15.56%		
Noninterest expense to average assets	0.95%			1.06%		
Efficiency ratio (2)	28.78%			33.45%		
Average stockholders' equity to average assets	7.74%			7.27%		

For the Year Ended December 31,

(1) Includes nonaccrual loans.

(2) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

($ in thousands)	For the Year Ended December 31, 2003 vs. 2002 Increase (Decrease) Due To Change In: Rate	 Volume	 Rate/Volume	 Total
Interest-earning assets:				
Loans	$(3,850)	$13,082	$(1,282)	$7,950
Securities	(1,018)	26	(7)	(999)
Other interest-earning assets	(87)	190	(69)	34
Total interest-earning assets	(4,955)	13,298	(1,358)	6,985
Interest-bearing liabilities:				
Interest checking deposits	(65)	37	(11)	(39)
Savings deposits	(209)	67	(19)	(161)
Money market deposits	(827)	694	(186)	(319)
Certificates of deposit	(1,933)	4,118	(598)	1,587
Total deposit accounts	(3,034)	4,916	(814)	1,068
Total borrowed funds	(384)	1,629	(73)	1,172
Total interest-bearing liabilities	(3,418)	6,545	(887)	2,240
Net change in interest and dividend income	$(1,537)	$ 6,753	$ (471)	$4,745

Provision for Loan Losses

The provision for loan losses increased to $1,969,000 in 2003 from $1,274,000 in 2002. The higher provision was a function of loan growth ($183,554,000 in 2003 versus $123,028,000 in 2002).

Noninterest Income

Noninterest income increased by $1,103,000 to $3,321,000 in 2003 and is summarized as follows:

($ in thousands)	For the Year Ended December 31, 2003	 2002
Customer service fees	$ 187	$ 171
Income from mortgage lending activities (1)	824	485
Income from the early repayment of mortgage loans (2)	2,317	1,435
Gain from the sale of securities available for sale	-	120
Commissions and fees	38	-
(Loss) gain from early call of investment securities (3)	(51)	7
All other noninterest income	6	-
	$3,321	$2,218

(1) Consists mostly of fees from expired loan commitments and loan servicing, maintenance and inspections charges.
(2) Consists of the recognition of any unearned fees at the time of payoff and the receipt of prepayment income in certain cases.
(3) Consists of the recognition of any unamortized premium or discount at time of call.

The increase of $1,103,000 was due to higher income of $882,000 from the prepayment of mortgage loans and increases in fees earned on expired loan commitments and loan service charge income aggregating $339,000. These items were partially offset by a gain of $120,000 from the sale of securities in 2002.

Noninterest Expenses

Noninterest expenses increased by $780,000 to $7,259,000 in 2003 and is summarized as follows:

($ in thousands)	For the Year Ended December 31, 2003	 2002
Salaries and employee benefits	$3,655	$3,016
Occupancy and equipment, net	1,270	1,318
Data processing	533	564
Professional fees and services	364	350
Stationery, printing and supplies	152	141
Postage and delivery	101	93
FDIC and general insurance	225	179
Director and committee fees	229	95
Advertising and promotion	35	69
All other expenses	695	654
	$7,259	$6,479

Salaries and employee benefits expense increased due to the following: $613,000 from additional staff (61 employees at year-end 2003 versus 56 at year-end 2002), salary increases and a higher cost of employee benefits; and $309,000 from common stock warrants. These items were partially offset by a $133,000 increase in SFAS No. 91 direct fee income (due to more loan originations as well as a higher amount recognized per loan) and bonus payments totaling $150,000 to the Chairman of the Company in 2002 that did not recur in 2003. See note 14 to the consolidated financial statements in this report for additional information on common stock warrants.

Occupancy and equipment expense was lower due to an increase in sublease rental income ($40,000) from the Bank's Florida branches as well as depreciation expense ($50,000) recorded in 2002 in connection with the disposal of various equipment by the Bank that did not recur in 2003. These items were partially offset by rent expense incurred by Intervest Mortgage Corporation from leasing additional space in 2003.

Data processing expense decreased slightly to lower fees incurred by the Bank despite an increase in its assets. The Bank renegotiated its data processing contract during late 2003 by extending the expiration date to 2010 and reducing the processing fee to a fixed amount until its assets reach $1.1 billion. Thereafter the fee becomes variable and is calculated based on total assets. Previously, the data processing fee was entirely variable and a function of the Bank's total assets.

Professional fees and services, stationery, printing and supplies, and postage and delivery expenses increased largely due to the Company's growth.

FDIC and general insurance expense increased due to higher FDIC premiums (due to deposit growth) and general insurance premiums (due to rate increases).

Director and committee fees increased due to higher fees paid to directors for each board and committee meeting attended. The fees were increased in June 2003.

Advertising and promotion expense decreased due to less advertising for loans and deposits.

All other expenses were higher primarily due to an increase in operational losses of $23,000 (resulting from growth in transactional deposit accounts).

Provision for Income Taxes

The provision for income taxes increased by $2,160,000 to $6,873,000 in 2003, from $4,713,000 in 2002, due to higher pre-tax income. The Company's effective tax rate (inclusive of state and local taxes) amounted to 43.0% in 2003, compared to 40.6% in 2002. The higher rate is due to a larger portion of consolidated taxable income being generated from New York operations, which has a higher income tax rate than Florida.

Recent Accounting Pronouncements

See note 1 to the consolidated financial statements for a discussion of this topic.

Impact of Inflation and Changing Prices

The financial statements and related financial data concerning the Company presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Virtually all of the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of the Company than do the effects of changes in the general rate of inflation and in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit-taking activities, and the issuance of its debentures. The Company has not engaged in and accordingly has no risk related to trading accounts, commodities, interest rate hedges or foreign exchange. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on-and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments as of December 31, 2004 and 2003, which reflect changes in market prices and rates, can be found in note 20 to the consolidated financial statements.

Management actively monitors and manages the Company's interest rate risk exposure. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on the Company's net interest income and capital. For a further discussion, see the section entitled "Asset and Liability Management" in Item 7 of this report.

Item 8. Financial Statements and Supplementary Data

Financial Statements

The following consolidated financial statements of the Company are included herein:

Supplementary Data

Securities Held to Maturity

The following table sets forth information regarding securities held to maturity:

	One Year or Less		After One Year to Five Years		After Five Years to Ten Years		Total	
($ in thousands)	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield
At December 31, 2004:								
U.S. government agencies	$84,586	1.81%	$164,302	2.59%	$ -	- %	$248,888	2.33%
At December 31, 2003:								
U.S. government agencies	$70,026	1.68%	$ 82,797	1.81%	$ -	- %	$152,823	1.75%
At December 31, 2002:								
U.S. government agencies	$75,566	2.52%	$ 70,128	2.25%	$ -	- %	$145,694	2.39%

Supplementary Data, Continued

Loans and Allowance for Loan Losses

The following table sets forth information regarding loans receivable at December 31:

($ in thousands)	2004 Carrying value	2003 Carrying value	2002 Carrying value	2001 Carrying value	2000 Carrying value
Commercial real estate and multifamily loans	$1,005,125	$654,721	$489,611	$365,736	$260,753
Land development and other land loans	19,198	20,526	1,890	2,485	2,531
Residential 1-4 family loans	984	1,628	1,953	2,404	3,034
Commercial business loans	1,215	1,662	1,608	1,363	1,781
Consumer loans	221	319	240	286	206
Loans receivable	1,026,743	678,856	495,302	372,274	268,305
Deferred loan fees	(11,347)	(7,731)	(5,390)	(3,748)	(1,979)
Loans receivable, net of deferred fees	1,015,396	671,125	489,912	368,526	266,326
Allowance for loan losses	(11,106)	(6,580)	(4,611)	(3,380)	(2,768)
Loans receivable, net	$1,004,290	$664,545	$485,301	$365,146	$263,558
Loans included above that were on a nonaccrual status at year end	$ 4,607	$ 8,474	$ -	$ 1,243	$ -

The following table sets forth information regarding the allowance for loan losses at December 31:

($ in thousands)	2004	2003	2002	2001	2000
Allowance at beginning of year	$ 6,580	$ 4,611	$ 3,380	$ 2,768	$ 2,493
Provision charged to operations	4,526	1,969	1,274	612	275
Chargeoffs	-	-	(150)	-	-
Recoveries	-	-	107	-	-
Allowance at end of year	$ 11,106	$ 6,580	$ 4,611	$ 3,380	$ 2,768
Total loans, net of deferred fees	$1,015,396	$671,125	$489,912	$368,526	$266,326
Average loans outstanding during the year	$ 867,724	$585,556	$439,241	$315,148	$250,941
Ratio of allowance to net loans receivable	1.09%	0.98%	0.94%	0.92%	1.04%

Other financial statement schedules and inapplicable periods with respect to schedules listed above are omitted because the conditions requiring their filing do not exist or the information required thereby is included in the consolidated financial statements filed, including the notes thereto.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Intervest Bancshares Corporation
New York, New York:

We have audited the accompanying consolidated balance sheets of Intervest Bancshares Corporation and Subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We were furnished the reports of the other auditor on their audits of the consolidated financial statements of Intervest Mortgage Corporation, whose total assets as of December 31, 2004 and 2003, constituted 8.6% and 11.1% of the related consolidated totals, respectively, and whose net interest income, noninterest income and net earnings, constituted 7.0%, 14.3% and 20.6%, respectively in 2004, 9.7%, 14.8% and 19.3%, respectively in 2003 and 12.4%, 21.9% and 22.7%, respectively in 2002, of the related consolidated totals. Our opinion, insofar as it relates to the amounts included in the consolidated totals, are based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of another independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the accompanying consolidated financial statements, in 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46 *"Consolidation of Variable Interest Entities"* as revised in December, 2003. In accordance with this Interpretation, Intervest Statutory Trusts I, II, III and IV are not consolidated in the financial statements of the Company. The Company has also elected to adopt this Interpretation on a retroactive basis.

Hacker, Johnson & Smith PA PC

Hacker, Johnson & Smith, P.A., P.C.
Tampa, Florida
March 11, 2005

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Intervest Mortgage Corporation
New York, New York

We have audited the consolidated balance sheets of Intervest Mortgage Corporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2004 (all of which are not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above fairly present, in all material respects, the consolidated financial position of Intervest Mortgage Corporation and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Eisner LLP

New York, New York
February 10, 2005

Intervest Bancshares Corporation and Subsidiaries
Consolidated Balance Sheets

($ in thousands, except par value)	At December 31, 2004	At December 31, 2003
ASSETS		
Cash and due from banks	$ 12,026	$ 8,833
Federal funds sold	9,948	36,816
Commercial paper and other short-term investments	2,625	18,479
Total cash and cash equivalents	24,599	64,128
Securities held to maturity, net	248,888	152,823
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	5,092	3,075
Loans receivable (net of allowance for loan losses of $11,106 and $6,580, respectively)	1,004,290	664,545
Accrued interest receivable	6,699	4,995
Loan fees receivable	8,208	5,622
Premises and equipment, net	6,636	5,752
Deferred income tax asset	5,095	2,960
Deferred debenture offering costs, net	4,929	4,023
Other assets	2,315	3,600
Total assets	**$1,316,751**	**$911,523**
LIABILITIES		
Deposits:		
Noninterest-bearing demand deposit accounts	$ 6,142	$ 6,210
Interest-bearing deposit accounts:		
Checking (NOW) accounts	15,051	9,146
Savings accounts	27,359	30,784
Money market accounts	200,549	162,214
Certificate of deposit accounts	744,771	467,159
Total deposit accounts	993,872	675,513
Borrowed funds:		
Federal Home Loan Bank advances	36,000	-
Subordinated debentures	94,430	94,690
Subordinated debentures - capital securities	61,856	30,928
Accrued interest payable on all borrowed funds	10,154	14,510
Mortgage note payable	242	255
Total borrowed funds	202,682	140,383
Accrued interest payable on deposits	1,718	1,080
Mortgage escrow funds payable	14,533	10,540
Official checks outstanding	12,061	6,122
Other liabilities	1,791	2,500
Total liabilities	**1,226,657**	**836,138**
Commitments and contingencies (notes 5, 17 and 19)		
STOCKHOLDERS' EQUITY		
Preferred stock (300,000 shares authorized, none issued)	-	-
Class A common stock ($1.00 par value, 9,500,000 shares authorized, 5,886,433 and 5,603,377 shares issued and outstanding, respectively)	5,886	5,603
Class B common stock ($1.00 par value, 700,000 shares authorized, and 385,000 shares issued and outstanding)	385	385
Additional paid-in-capital, common	38,961	35,988
Retained earnings	44,862	33,409
Total stockholders' equity	**90,094**	**75,385**
Total liabilities and stockholders' equity	**$1,316,751**	**$911,523**

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Earnings

($ in thousands, except per share data)	Year Ended December 31, 2004	2003	2002
INTEREST AND DIVIDEND INCOME			
Loans receivable	$61,928	$47,223	$39,273
Securities	4,259	2,965	3,964
Other interest-earning assets	362	276	242
Total interest and dividend income	66,549	50,464	43,479
INTEREST EXPENSE			
Deposits	26,330	18,437	17,369
Subordinated debentures	8,801	8,316	7,440
Subordinated debentures - capital securities	3,495	1,793	1,497
Other borrowed funds	57	18	19
Total interest expense	38,683	28,564	26,325
Net interest and dividend income	27,866	21,900	17,154
Provision for loan losses	4,526	1,969	1,274
Net interest and dividend income after provision for loan losses	23,340	19,931	15,880
NONINTEREST INCOME			
Customer service fees	252	187	171
Income from mortgage lending activities	1,221	824	485
Income from the early repayment of mortgage loans	3,546	2,317	1,435
Commissions and fees	119	38	-
Gain from the sales of securities available for sale	-	-	120
Gain (loss) from early call of investment securities	2	(51)	7
All other	-	6	-
Total noninterest income	5,140	3,321	2,218
NONINTEREST EXPENSES			
Salaries and employee benefits	4,046	3,655	3,016
Occupancy and equipment, net	1,659	1,270	1,318
Data processing	428	533	564
Professional fees and services	411	364	350
Stationery, printing and supplies	180	152	141
Postage and delivery	111	101	93
FDIC and general insurance	264	225	179
Director and committee fees	397	229	95
Advertising and promotion	110	35	69
All other	645	695	654
Total noninterest expenses	8,251	7,259	6,479
Earnings before income taxes	20,229	15,993	11,619
Provision for income taxes	8,776	6,873	4,713
Net earnings	**$11,453**	**$ 9,120**	**$ 6,906**
Basic earnings per share	**$ 1.89**	**$ 1.85**	**$ 1.71**
Diluted earnings per share	**$ 1.71**	**$ 1.53**	**$ 1.37**
Dividends per share	**$ -**	**$ -**	**$ -**

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income

($ in thousands)	Year Ended December 31, 2004	2003	2002
Net earnings	**$11,453**	**$9,120**	**$6,906**
Net unrealized holding losses on available-for-sale securities	-	-	(72)
Reclassification adjustment for gains realized in earnings	-	-	(120)
Net unrealized losses on available-for-sale securities	-	-	(192)
Credit for income taxes related to unrealized losses on available-for-sale securities	-	-	81
Other comprehensive loss, net of tax	-	-	(111)
Total comprehensive income, net of tax	**$11,453**	**$9,120**	**$6,795**

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

($ in thousands)	Year Ended December 31, 2004	2003	2002
CLASS A COMMON STOCK			
Balance at beginning of year	$ 5,603	$ 4,348	$ 3,545
Issuance of 42,510, 945,717 and 803,458 shares upon the exercise of warrants	43	946	803
Issuance of 240,546 and 309,573 shares upon the conversion of debentures	240	309	-
Balance at end of year	5,886	5,603	4,348
CLASS B COMMON STOCK			
Balance at beginning of year	385	355	355
Issuance of 30,000 shares to acquire Intervest Securities Corporation	-	30	-
Balance at end of year	385	385	355
ADDITIONAL PAID-IN-CAPITAL, COMMON			
Balance at beginning of year	35,988	24,134	19,001
Compensation related to vesting of certain Class B stock warrants	9	26	26
Compensation related to the modification of certain Class A stock warrants	-	418	109
Issuance of 30,000 shares of Class B stock to acquire Intervest Securities Corporation	-	185	-
Issuance of 42,510, 945,717 and 803,458 shares of Class A stock upon the exercise of Class A stock warrants, inclusive of tax benefits	383	8,520	4,998
Issuance of 240,546 and 309,573 shares of Class A stock upon the conversion of debentures	2,581	2,705	-
Balance at end of year	38,961	35,988	24,134
RETAINED EARNINGS			
Balance at beginning of year	33,409	24,289	17,383
Net earnings for the year	11,453	9,120	6,906
Balance at end of year	44,862	33,409	24,289
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Balance at beginning of year	-	-	111
Net change in accumulated other comprehensive income, net	-	-	(111)
Balance at end of year	-	-	-
Total stockholders' equity at end of year	**$90,094**	**$75,385**	**$53,126**

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Cash Flows

($ in thousands)	Year Ended December 31, 2004	2003	2002
OPERATING ACTIVITIES			
Net earnings	$ 11,453	$ 9,120	$ 6,906
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	593	568	606
Provision for loan losses	4,526	1,969	1,274
Deferred income tax benefit	(2,135)	(963)	(681)
Amortization of deferred debenture offering costs	1,249	1,084	919
Compensation expense related to common stock warrants	9	444	135
Amortization of premiums (accretion) of discounts and deferred loan fees, net	(3,539)	(1,610)	(588)
Gain from sales of securities available for sale	-	-	(120)
Net loss from sale of foreclosed real estate	-	51	-
Net (decrease) increase in accrued interest payable on debentures	(3,254)	1,648	2,392
Net increase in official checks outstanding	5,939	1,749	1,154
Net increase in loan fees receivable	2,586	1,916	1,027
Net change in all other assets and liabilities	2,051	2,951	1,775
Net cash provided by operating activities	19,478	18,927	14,799
INVESTING ACTIVITIES			
Net decrease (increase) in interest-earning time deposits with banks	-	2,000	(1,750)
Maturities and calls of securities available for sale	-	-	2,500
Sales of securities available for sale	-	-	3,620
Maturities and calls of securities held to maturity	88,880	117,755	104,785
Purchases of securities held to maturity	(187,089)	(127,221)	(153,335)
Net increase in loans receivable	(347,887)	(182,674)	(124,271)
Sale of foreclosed real estate	-	150	-
Cash acquired through acquisition of Intervest Securities Corporation	-	218	-
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(2,017)	(1,967)	(454)
Purchases of premises and equipment, net	(1,477)	(222)	(387)
Investment in unconsolidated subsidiaries	(928)	(464)	-
Net cash used in investing activities	(450,518)	(192,425)	(169,292)
FINANCING ACTIVITIES			
Net increase in deposits	318,359	169,555	143,521
Net increase in mortgage escrow funds payable	3,993	4,646	1,641
Net increase in FHLB advances	36,000	-	-
Principal repayments of debentures and mortgage note payable	(20,013)	(3,661)	(2,509)
Gross proceeds from issuance of debentures	52,428	31,000	13,500
Debentures issuance costs	(2,217)	(1,694)	(1,021)
Proceeds from issuance of common stock	2,961	6,931	5,801
Net cash provided by financing activities	391,511	206,777	160,933
Net (decrease) increase in cash and cash equivalents	(39,529)	33,279	6,440
Cash and cash equivalents at beginning of year	64,128	30,849	24,409
Cash and cash equivalents at end of year	$ 24,599	$ 64,128	$ 30,849
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for interest	$ 40,050	$ 25,647	$ 22,936
Cash paid during the year for income taxes	11,637	7,557	5,301
Transfer of loan to foreclosed real estate, net of chargeoff	-	-	1,081
Loan to finance sale of foreclosed real estate	-	880	-
Purchase of premises with mortgage note payable	-	-	275
Conversion of debentures and accrued interest into Class A common stock	2,821	3,015	-
Issue Class B common stock to purchase Intervest Securities Corporation	-	215	-
Accumulated other comprehensive income - change in unrealized loss on securities available for sale, net of tax	-	-	(111)

See accompanying notes to consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Intervest Bancshares Corporation is a registered financial holding company referred to by itself as the "Holding Company." Its subsidiaries are: Intervest National Bank (the "Bank"); Intervest Mortgage Corporation; and Intervest Securities Corporation. The entities are referred to collectively as the "Company" on a consolidated basis. The Holding Company's primary business is the operation of its subsidiaries. It does not engage in any other substantial business activities other than a limited amount of real estate mortgage lending. From time to time, the Holding Company also issues debt securities to raise funds for working capital purposes. The Company's primary business segment is banking and real estate lending.

Intervest Statutory Trust I, II, III and IV are wholly owned subsidiaries of the Holding Company that are unconsolidated entities as required by FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised in December 2003. FIN 46-R requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities to deconsolidate their investments in those trusts. On January 1, 2004, the Company adopted FIN 46-R and deconsolidated Intervest Statutory Trust I and II, which were formed prior to FIN 46-R. The deconsolidation increased both the Company's total assets and borrowed funds previously reported at December 31, 2003 by $928,000, but had no effect on net income, stockholders' equity and regulatory capital.

The offices of the Holding Company, Intervest Mortgage Corporation, Intervest Securities Corporation and the Bank's headquarters and full-service banking office are located on the entire fourth floor of One Rockefeller Plaza in New York City, New York, 10020-2002.

The Bank is a nationally chartered, full-service commercial bank that has its headquarters and full-service banking office in Rockefeller Plaza in New York City, and a total of five full-service banking offices in Pinellas County, Florida - four in Clearwater and one in South Pasadena. The Bank conducts a personalized commercial and consumer banking business and attracts deposits from the areas served by its banking offices. It also provides internet banking services through its web site: www.intervestnatbank.com, which can attract deposit customers from outside its primary market areas. The deposits, together with funds derived from other sources, are used to originate real estate, commercial and consumer loans and to purchase investment securities. The Bank emphasizes multifamily and commercial real estate lending.

Intervest Mortgage Corporation is a mortgage investment company engaged in the real estate business, including the origination and purchase of real estate mortgage loans, consisting of first mortgage and junior mortgage loans. Intervest Mortgage Corporation also provides loan origination services to the Bank. Intervest Mortgage Corporation has two wholly owned subsidiaries, Intervest Distribution Corporation and Intervest Realty Servicing Corporation that provide administrative services to Intervest Mortgage Corporation. Intervest Mortgage Corporation issues debentures to provide funding for its lending business. Intervest Mortgage Corporation's mortgage loans are comprised of multifamily and commercial real estate loans.

Intervest Securities Corporation is a broker/dealer and a NASD and SIPC member firm whose business activities to date have been insignificant and its only revenues have been derived from participating as a selected dealer from time to time in offerings of debt securities of the Company, primarily those of Intervest Mortgage Corporation. Intervest Securities Corporation was acquired by the Holding Company in June 2003 as discussed in note 22 herein.

Intervest Statutory Trust I, II, III and IV were formed in December 2001, September 2003, March 2004 and September 2004, respectively. Each was formed for the sole purpose of issuing and administering capital securities as discussed in note 9 herein. The Trusts do not conduct any trade or business.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Principles of Consolidation, Basis of Presentation and Use of Estimates

The consolidated financial statements include the accounts of the Holding Company and its subsidiaries - the Bank, Intervest Mortgage Corporation and Intervest Securities Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the banking industry.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, as of the date of the consolidated financial statements, and revenues and expenses during the reporting periods. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and real estate acquired through foreclosure and the estimated fair values of the Company's financial instruments.

Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include federal funds sold (generally sold for one-day periods) and commercial paper and other short-term investments that have maturities of three months or less from the time of purchase.

Securities

Securities for which the Company has the ability and intent to hold until maturity are classified as securities held to maturity and are carried at cost, adjusted for accretion of discounts and amortization of premiums, which are recognized into interest income using the interest method over the period to maturity. Securities that are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates or other factors, are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale, net of related income taxes, are reported as a separate component of comprehensive income. Realized gains and losses from sales of securities are determined using the specific identification method. The Company does not acquire securities for the purpose of engaging in trading activities.

Loans Receivable

Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or satisfaction are carried at their outstanding principal net of chargeoffs, the allowance for loan losses, unamortized discounts and deferred loan fees or costs. Loan origination and commitment fees, net of certain costs, are deferred and amortized to interest income as an adjustment to the yield of the related loans over the contractual life of the loans using the interest method. When a loan is paid off or sold, or if a commitment expires unexercised, any unamortized net deferred amount is credited or charged to earnings accordingly.

Loans are placed on nonaccrual status when principal or interest becomes 90 days or more past due unless the loan is well secured and in the process of collection. Accrued interest receivable previously recognized is reversed when a loan is placed on nonaccrual status. Amortization of net deferred fee income is discontinued for loans placed on nonaccrual status. Interest payments received on loans in nonaccrual status are recognized as income on a cash basis unless future collections of principal are doubtful, in which case the payments received are applied as a reduction of principal. Loans remain on nonaccrual status until principal and interest payments are current.

1. **Description of Business and Summary of Significant Accounting Policies, Continued**

Allowance for Loan Losses

The allowance for loan losses is netted against loans receivable and is increased by provisions charged to operations and decreased by chargeoffs (net of recoveries). The adequacy of the allowance is evaluated monthly with consideration given to: the nature and volume of the loan portfolio; overall portfolio quality; loan concentrations; specific problem loans and commitments and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; and management's perception of the current and anticipated economic conditions in the Company's lending areas. In addition, Statement of Financial Accounting Standards (SFAS) No. 114 specifies the manner in which the portion of the allowance for loan losses is computed related to certain loans that are impaired. A loan is normally deemed impaired when, based upon current information and events, it is probable the Company will be unable to collect both principal and interest due according to the contractual terms of the loan agreement. Impaired loans normally consist of loans on nonaccrual status. Interest income on impaired loans is recognized on a cash basis. Impairment for commercial real estate and residential loans is measured based on: the present value of expected future cash flows, discounted at the loan's effective interest rate; or the observable market price of the loan; or the estimated fair value of the loan's collateral, if payment of the principal and interest is dependent upon the collateral. When the fair value of the property is less than the recorded investment in the loan, this deficiency is recognized as a valuation allowance within the overall allowance for loan losses and a charge through the provision for loan losses. The Company charges off any portion of the recorded investment in the loan that exceeds the fair value of the collateral. The net carrying amount of an impaired loan does not at any time exceed the recorded investment in the loan.

Lastly, the Company's regulators, as an integral part of their examination process, periodically review the allowance for loan losses. Accordingly, the Company may be required to take certain chargeoffs and/or recognize additions to the allowance based on the regulators' judgment concerning information available to them during their examination.

Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the terms of the related leases, or the useful life of the asset, whichever is shorter. Maintenance, repairs and minor improvements are expensed as incurred, while major improvements are capitalized.

Deferred Debenture Offering Costs

Costs relating to offerings of debentures are amortized over the terms of the debentures. The costs consist primarily of underwriters' commissions. Accumulated amortization amounted to $4,360,000 at December 31, 2004 and $4,794,000 at December 31, 2003.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold. Upon foreclosure of the property, the related loan is transferred from the loan portfolio to foreclosed real estate at the lower of the loan's carrying value at the date of transfer, or estimated fair value of the property less estimated selling costs. Such amount becomes the new cost basis of the property. Adjustments made to the carrying value at the time of transfer are charged to the allowance for loan losses. After foreclosure, management periodically performs market valuations and the real estate is carried at the lower of cost or estimated fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance of the property are included in the consolidated statements of earnings.

1. **Description of Business and Summary of Significant Accounting Policies, Continued**

Stock-Based Compensation

The Company follows APB No.25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for compensation related to its stock warrants. Under APB No. 25, if the exercise price of the Company's stock warrants issued to employees or directors equals the market price of the underlying stock on the date of the grant or modification, no compensation expense is recognized. SFAS No.123, "Accounting for Stock-Based Compensation," as amended by SFAS No.148 "Accounting for Stock-Based Compensation Transition and Disclosure," collectively "SFAS No.123," requires pro forma disclosures of net earnings and earnings per share determined as if the Company accounted for its stock warrants under the fair value method. Had compensation expense been determined based on estimated fair value, the Company's net earnings and earnings per share would have not have been materially different than those reported.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on a review of available evidence.

Earnings Per Share (EPS)

Basic EPS is calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding. Diluted EPS is calculated by dividing adjusted net earnings by the weighted-average number of shares of common stock and dilutive potential common stock shares that may be outstanding in the future. Potential common stock shares consist of outstanding dilutive common stock warrants (which are computed using the "treasury stock method") and convertible debentures (computed using the "if converted method"). Diluted EPS considers the potential dilution that could occur if the Company's outstanding stock warrants and convertible debentures were converted into common stock that then shared in the Company's earnings (as adjusted for interest expense that would no longer occur if the debentures were converted).

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders' equity section of the consolidated balance sheet, such items along with net earnings, are components of comprehensive income.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

1. **Description of Business and Summary of Significant Accounting Policies, Continued**

Recent Accounting and Regulatory Developments

Accounting for Loan Commitments. In March 2004, the SEC issued Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" (SAB 105). SAB 105 provides recognition guidance for entities that issue loan commitments that are required to be accounted for as derivative instruments. Currently, loan commitments that the Company enters into would not be required to be accounted for as derivative instruments under SAB 105.

Impairment. Emerging Issues Task Force Issue No. 3-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 3-1") was issued and became effective March 31, 2004. This EITF provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in Issue 3-1 was not delayed.

Consolidation of Variable Interest Entities. On January 1 2004, the Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised in December 2003 ("FIN 46-R"). FIN 46-R changes the method of determining whether certain entities should be included in the Company's financial statements. An entity is subject to FIN 46-R and is called a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. FIN 46-R requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities to deconsolidate their investments in those trusts.

The adoption of FIN 46-R resulted in the deconsolidation of Intervest Statutory Trust I and II (both formed prior to FIN 46-R), which increased both the Company's total assets and borrowed funds previously reported at December 31, 2003 by $928,000, but had no effect on its net income, stockholders' equity and regulatory capital.

In response to FIN 46-R, the Federal Reserve on March 1, 2005 issued a final rule that would retain trust preferred securities in the Tier 1 capital of bank holding companies (BHC), but with stricter quantitative limits and clearer qualitative standards. The new rule provides a transition period for BHCs to meet the new, stricter limitations within regulatory capital by allowing the limits on restricted core capital elements to become fully effective as of March 31, 2009.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Recent Accounting and Regulatory Developments, Continued

Until March 31, 2009, BHCs generally must comply with the current Tier 1 capital limits. That is, BHCs generally should calculate their Tier 1 capital on a basis that limits the aggregate amount of qualifying cumulative perpetual preferred stock and qualifying trust preferred securities to 25 percent of the sum of qualifying common stockholder's equity, qualifying noncumulative and cumulative perpetual preferred stock (including related surplus), qualifying minority interest in the equity accounts of consolidated subsidiaries, and qualifying trust preferred securities. Amounts of qualifying cumulative perpetual preferred stock and qualifying trust preferred securities in excess of this limit may be included in Tier 2 capital.

Beginning March 31, 2009, qualifying cumulative perpetual preferred stock and trust preferred securities, as well as certain types of minority interest, are limited to 25 percent of the sum of core capital elements net of goodwill. The Holding Company currently does not have any goodwill.

Beginning March 31, 2009, the excess amounts of restricted core capital elements in the form of qualifying trust preferred securities included in Tier 2 capital are limited to 50 percent of Tier 1 capital (net of goodwill). Amounts in excess of this limit will still be taken into account in the overall assessment of an organization's funding and financial condition. The final rule also provides that in the last five years before the underlying subordinated note matures, the associated trust preferred securities must be treated as limited-life preferred stock. Thus, in the last five years of the life of the note, the outstanding amount of trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital, subject, together with subordinated debt and other limited-life preferred stock, to a limit of 50 percent of Tier 1 capital. During this period, the trust preferred securities will be amortized out of Tier 2 capital by one-fifth of the original amount (less redemptions) each year and excluded totally from Tier 2 capital during the last year of life of the underlying note.

As of December 31, 2004, assuming the Company no longer included its trust preferred securities in Tier 1 Capital, the Company would still exceed the well capitalized threshold under the regulatory framework for prompt corrective action.

Share-Based Compensation. In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," SFAS No. 123-R. SFAS No. 123-R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. SFAS No. 123-R eliminates the intrinsic value-based method prescribed by APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations, that the Company currently uses. The Company is required to adopt the new statement in the third quarter of 2005 and the new statement will impact its financial statements if and when any new stock warrants and/or options are issued in the future.

Certain Loans and Debt Securities Acquired in a Transfer. In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans and Debt Securities Acquired in a Transfer" (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its financial condition or result of operations.

1. **Description of Business and Summary of Significant Accounting Policies, Continued**

Recent Accounting and Regulatory Developments, Continued

Nonmonetary Assets. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-an Amendment to APB opinion No. 29." This Statement addresses the measurement of exchanges of nonmonetary assets. The statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company's financial statements.

2. **Securities**

The carrying value (amortized cost) and estimated fair value of securities held to maturity are as follows:

($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Wtd-Avg Yield	Wtd-Avg Remaining Maturity
At December 31, 2004	$248,888	$ 12	$1,689	$247,211	2.33%	1.4 Years
At December 31, 2003	$152,823	$278	$ 106	$152,995	1.75%	1.1 Years

All the securities at December 31, 2004 and 2003 were debt obligations of either the FHLB, FNMA, FHLMC, SLMA or FFCB. The securities have fixed rates or have predetermined scheduled rate increases, and some have call features that allow the issuer to call the security before its stated maturity without penalty.

At December 31, 2004, the portfolio consisted of 177 securities of which 173 had an unrealized loss. Substantially all of the unrealized losses were for a continuous period of less than 12 months. Management believes that the cause of the unrealized losses is directly related to changes in interest rates. In general, as interest rates rise, the fair value of fixed rate securities will decrease; as interest rates fall, their fair value will increase.

The Company views the unrealized losses noted above to be temporary based on the impact of interest rates, the very short life of the investments and their high credit quality. In addition, the Company has the ability and intent to hold its investments for a period of time sufficient for the fair value of the securities to recover. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

The amortized cost and estimated fair value of securities held to maturity at December 31, 2004, by remaining term to contractual maturity is as follows:

($ in thousands)	Amortized Cost	Estimated Fair Value	Average Yield
Due in one year or less	$ 84,586	$ 84,235	1.81%
Due after one year through five years	164,302	162,976	2.59%
	$248,888	$247,211	2.33%

The Company did not have any securities classified as available for sale during 2004 and 2003. In 2002, there were sales of $3,500,000 of securities available for sale and gross realized gains amounted to $120,000. There were no sales of securities in 2004 or 2003.

3. Loans Receivable

Loans receivable is as follows:

($ in thousands)	At December 31, 2004 # of Loans	At December 31, 2004 Amount	At December 31, 2003 # of Loans	At December 31, 2003 Amount
Commercial real estate loans	244	$ 601,512	184	$344,071
Residential multifamily loans	249	403,613	210	310,650
Land development and other land loans	11	19,198	6	20,526
Residential 1-4 family loans	4	984	26	1,628
Commercial business loans	23	1,215	28	1,662
Consumer loans	12	221	16	319
Loans receivable	543	1,026,743	470	678,856
Deferred loan fees		(11,347)		(7,731)
Loans receivable, net of deferred fees		1,015,396		671,125
Allowance for loan losses		(11,106)		(6,580)
Loans receivable, net		$1,004,290		$664,545

At December 31, 2004, $4,607,000 of loans were on a nonaccrual status, compared to $8,474,000 at December 31, 2003. These loans were considered impaired under the criteria of SFAS No.114. but no valuation allowance was maintained at any time since the Company believes that the estimated fair value of the underlying properties exceeded the Company's recorded investment.

At December 31, 2004 and 2003, there were no other loans classified as nonaccrual, impaired or ninety days past due and still accruing interest. Interest income that was not recorded on nonaccrual loans under their contractual terms amounted to $236,000 in 2004, $339,000 in 2003 and $29,000 in 2002. The average balance of nonaccrual (impaired) loans for 2004, 2003 and 2002 was $3,162,000, $4,568,000 and $310,000, respectively.

Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas the properties are located, as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties (such as office buildings, shopping centers and rental and cooperative apartment buildings).

The geographic distribution of the loan portfolio is as follows:

($ in thousands)	At December 31, 2004 Amount	At December 31, 2004 % of Total	At December 31, 2003 Amount	At December 31, 2003 % of Total
New York	$ 729,301	71.0%	$435,790	64.2%
Florida	198,823	19.4	189,802	28.0
Connecticut and New Jersey	51,186	5.0	39,681	5.8
All other	47,433	4.6	13,583	2.0
	$1,026,743	100.0%	$678,856	100.0%

4. Allowance for Loan Losses

Activity in the allowance for loan losses is as follows:

($ in thousands)	For the Year Ended December 31, 2004	2003	2002
Allowance at beginning of year	$ 6,580	$4,611	$3,380
Provision charged to operations	4,526	1,969	1,274
Chargeoffs (1)	-	-	(150)
Recoveries (2)	-	-	107
Allowance at end of year	$11,106	$6,580	$4,611

(1) Represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.
(2) Represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.

5. Premises and Equipment, Lease Commitments and Rental Expense

Premises and equipment is as follows:

($ in thousands)	At December 31, 2004	2003
Land	$ 1,516	$ 1,516
Buildings	4,979	4,913
Leasehold improvements	1,355	346
Furniture, fixtures and equipment	2,276	2,137
Total cost	10,126	8,912
Less accumulated deprecation and amortization	(3,490)	(3,160)
Net book value	$ 6,636	$ 5,752

The offices of the Holding Company, Intervest Mortgage Corporation, Intervest Securities Corporation and the Bank's headquarters and full-service banking office are located in leased premises on the entire fourth floor of One Rockefeller Plaza in New York City. In addition, the Bank leases its Belcher Road office in Clearwater, Florida. The leases expire in March 2014 and June 2007, respectively. The Bank owns all of its remaining offices in Florida. Both leases contain operating escalation clauses related to taxes and operating costs based upon various criteria and are accounted for as operating leases. Total future minimum annual lease payments due under these non-cancelable leases as of December 31, 2004 are as follows: $907,000 in 2005; $911,000 in 2006; $852,000 in 2007; $856,000 in 2008; $878,000 in 2009; and $3,839,000 thereafter for an aggregate amount of $8,243,000. Rent expense aggregated $986,000 in 2004, $654,000 in 2003 and $618,000 in 2002.

The Bank leases certain of the space in its office buildings in Florida that is not used for banking operations to other companies under leases that expire at various times through October 2009. Future lease rental income due under these non-cancelable subleases as of December 31, 2004 are as follows: $489,000 in 2005; $380,000 in 2006; $213,000 in 2007; $45,000 in 2008; and $24,000 in 2009 for an aggregate amount of $1,151,000. Lease rental income aggregated $498,000 in 2004, $462,000 in 2003 and $421,000 in 2002.

6. Deposits

Scheduled maturities of certificates of deposit accounts are as follows:

	At December 31, 2004		At December 31, 2003	
($ in thousands)	Amount	Wtd-Avg Stated Rate	Amount	Wtd-Avg Stated Rate
Within one year	$269,553	2.84%	$182,693	2.75%
Over one to two years	119,780	3.43	90,936	3.64
Over two to three years	134,409	4.48	30,094	4.43
Over three to four years	75,317	4.06	89,085	4.83
Over four years	145,712	4.48	74,351	4.20
	$744,771	3.68%	$467,159	3.66%

Certificate of deposit accounts of $100,000 or more totaled $215,876,000 and $123,063,000 at December 31, 2004 and 2003, respectively. At December 31, 2004, certificate of deposit accounts of $100,000 or more by remaining maturity were as follows: due within one year $80,561,000; over one to two years $28,555,000; over two to three years $40,084,000; over three to four years $19,840,000; and over four years $46,836,000.

Interest expense on deposits is as follows:

($ in thousands)	For the Year Ended December 31, 2004	2003	2002
Interest checking accounts	$ 187	$ 182	$ 221
Savings accounts	550	601	762
Money market accounts	3,583	2,763	3,082
Certificates of deposit accounts	22,010	14,891	13,304
	$26,330	$18,437	$17,369

7. Subordinated Debentures and Mortgage Note Payable

Subordinated debentures and mortgage note payable are summarized as follows:

		At December 31,	
($ in thousands)		2004	2003
INTERVEST MORTGAGE CORPORATION (1):			
Series 05/12/95 - interest at 2% above prime	- due April 1, 2004	$ -	$ 9,000
Series 10/19/95 - interest at 2% above prime	- due October 1, 2004	-	9,000
Series 05/10/96 - interest at 2% above prime	- due April 1, 2005	10,000	10,000
Series 10/15/96 - interest at 2% above prime	- due October 1, 2005	5,500	5,500
Series 04/30/97 - interest at 1% above prime	- due October 1, 2005	8,000	8,000
Series 11/10/98 - interest at 9% fixed	- due January 1, 2005	2,600	2,600
Series 06/28/99 - interest at 8 ½% fixed	- due July 1, 2004	-	2,000
Series 06/28/99 - interest at 9% fixed	- due July 1, 2006	2,000	2,000
Series 09/18/00 - interest at 8 ½% fixed	- due January 1, 2006	1,250	1,250
Series 09/18/00 - interest at 9% fixed	- due January 1, 2008	1,250	1,250
Series 08/01/01 - interest at 7 ½% fixed	- due April 1, 2005	1,750	1,750
Series 08/01/01 - interest at 8% fixed	- due April 1, 2007	2,750	2,750
Series 08/01/01 - interest at 8 ½% fixed	- due April 1, 2009	2,750	2,750
Series 01/17/02 - interest at 7 ¼% fixed	- due October 1, 2005	1,250	1,250
Series 01/17/02 - interest at 7 ½% fixed	- due October 1, 2007	2,250	2,250
Series 01/17/02 - interest at 7 ¾% fixed	- due October 1, 2009	2,250	2,250
Series 08/05/02 - interest at 7 ¼% fixed	- due January 1, 2006	1,750	1,750
Series 08/05/02 - interest at 7 ½% fixed	- due January 1, 2008	3,000	3,000
Series 08/05/02 - interest at 7 ¾% fixed	- due January 1, 2010	3,000	3,000
Series 01/21/03 - interest at 6 ¾% fixed	- due July 1, 2006	1,500	1,500
Series 01/21/03 - interest at 7 % fixed	- due July 1, 2008	3,000	3,000
Series 01/21/03 - interest at 7 ¼% fixed	- due July 1, 2010	3,000	3,000
Series 07/25/03 - interest at 6 ½% fixed	- due October 1, 2006	2,500	2,500
Series 07/25/03 - interest at 6 ¾% fixed	- due October 1, 2008	3,000	3,000
Series 07/25/03 - interest at 7 % fixed	- due October 1, 2010	3,000	3,000
Series 11/28/03 - interest at 6 ¼% fixed	- due April 1, 2007	2,000	-
Series 11/28/03 - interest at 6 ½% fixed	- due April 1, 2009	3,500	-
Series 11/28/03 - interest at 6 ¾% fixed	- due April 1, 2011	4,500	-
Series 06/07/04 - interest at 6 ¼% fixed	- due January 1, 2008	2,500	-
Series 06/07/04 - interest at 6 ½% fixed	- due January 1, 2010	4,000	-
Series 06/07/04 - interest at 6 ¾% fixed	- due January 1, 2012	5,000	-
		88,850	87,350
INTERVEST BANCSHARES CORPORATION:			
Series 05/14/98 - interest at 8% fixed	- due July 1, 2008	3,080	4,840
Series 12/15/00 - interest at 8 ½% fixed	- due April 1, 2006	1,250	1,250
Series 12/15/00 - interest at 9% fixed	- due April 1, 2008	1,250	1,250
		5,580	7,340
INTERVEST NATIONAL BANK:			
Mortgage note payable (2) - interest at 7% fixed	- due February 1, 2017	242	255
		$94,672	$94,945

(1) Prime represents prime rate of JPMorganChase Bank, which was 5.25% at December 31, 2004 and 4.00% at December 31, 2003. The floating-rate debentures have a maximum interest rate of 12%.

(2) The note cannot be prepaid except during the last year of its term.

In January 2004, Intervest Mortgage Corporation issued $10,000,000 of its Series 11/28/03 debentures for net proceeds, after offering costs, of $9,252,000. In July 2004, Intervest Mortgage Corporation issued $11,500,000 of its Series 6/7/04 debentures for net proceeds, after offering costs, of $10,672,000.

7. Subordinated Debentures and Mortgage Note Payable, Continued

In 2004, Intervest Mortgage Corporation redeemed the following debentures: Series 5/12/95 due April 1, 2004 for $9,000,000 of principal and $2,749,000 of accrued interest; Series 6/28/99 debentures due July 1, 2004 for $2,000,000 of principal and $980,000 of accrued interest; and Series 10/19/95 debentures due October 1, 2004 for $9,000,000 of principal and $2,244,000 of accrued interest.

Interest is paid quarterly on Intervest Mortgage Corporation's debentures except for: $1,980,000 of Series 5/10/96; all of Series 11/10/98, 6/28/99, 9/18/00; $770,000 of Series 8/01/01; $270,000 of Series 1/17/02; $1,520,000 of Series 8/05/02; $1,750,000 of Series 11/28/03; and $1,910,000 of Series 6/7/04, all of which accrue and compound interest quarterly, with such interest due and payable at maturity.

The holders of Intervest Mortgage Corporation's Series 11/10/98 through 9/18/00 and Series 1/17/02 through 6/7/04 debentures can require Intervest Mortgage Corporation to repurchase the debentures for face amount plus accrued interest each year (beginning October 1, 2005 for Series 1/17/02, January 1, 2006 for Series 8/05/02, July 1, 2006 for Series 1/21/03, October 1, 2006 for Series 7/25/03, January 1, 2007 for Series 11/28/03 and January 1, 2008 for Series 6/7/04). However, in no calendar year can the required purchases be more than $100,000 in principal amount of each maturity, in each series of debentures, on a non-cumulative basis.

Intervest Mortgage Corporation's debentures may be redeemed at its option at any time, in whole or in part, for face value, except for Series 6/7/04, which would be at a premium of 1% if it were redeemed prior to July 1, 2005. All the debentures are unsecured and subordinate to all present and future senior indebtedness, as defined in the indenture related to each debenture.

Intervest Mortgage Corporation has filed a registration statement related to an offering of additional debentures. It is anticipated that debentures in an aggregate principal amount of up to $14,000,000 will be issued in the first quarter of 2005.

The Holding Company's Series 5/14/98 subordinated debentures are convertible along with accrued interest at the option of the holders at any time prior to April 1, 2008 into shares of its Class A common stock at the following conversion prices per share: $14.00 in 2005; $16.00 in 2006; $18.00 in 2007 and $20.00 from January 1, 2008 through April 1, 2008. The Holding Company has the right to establish conversion prices that are less than those set forth above for such periods as it may determine. In 2004, $2,883,000 of debentures ($1,760,000 of principal and $1,123,000 of accrued interest) were converted into shares of Class A common stock at $12.00 per share. In 2003, $3,100,000 of debentures ($2,090,000 of principal and $1,010,000 of accrued interest) were converted into shares of Class A common stock at $10.01 per share.

At December 31, 2004, interest accrues and compounds quarterly on $2,480,000 of the convertible debentures at the rate of 8% per annum, while $600,000 of the debentures pay interest quarterly at the rate of 8% per annum. All accrued interest of $1,694,000 is due and payable at maturity whether by acceleration, redemption or otherwise. Any convertible debenture holder may, on or before July 1 of each year, elect to be paid all accrued interest and to thereafter receive regular payments of interest quarterly. The Holding Company may redeem any of its debentures, in whole or in part, at any time for face value.

Scheduled contractual maturities of as of December 31, 2004 are as follows:

($ in thousands)	Principal	Accrued Interest
For the year ended December 31, 2005	$29,116	$5,259
For the year ended December 31, 2006	10,269	1,833
For the year ended December 31, 2007	7,022	127
For the year ended December 31, 2008	17,105	2,362
For the year ended December 31, 2009	8,530	176
Thereafter	22,630	211
	$94,672	$9,968

8. Federal Funds Purchased, Federal Home Loan Bank Advances and Lines of Credit

From time to time, the Bank may borrow funds on an overnight or short-term basis to manage its liquidity needs. At December 31, 2004, the Bank has agreements with correspondent banks whereby it may borrow up to $16,000,000 of federal funds on an unsecured basis. In addition, as a member of the Federal Home Loan Bank of New York (FHLB) and the Federal Reserve Bank of New York (FRB), the Bank can also borrow from these institutions on a secured basis that aggregated approximately $203,000,000 based on available collateral at December 31, 2004.

The following is a summary of certain information regarding short-term borrowings in the aggregate:

($ in thousands)	2004	2003	2002
Balance at year end (1)	$36,000	$ -	$ -
Maximum amount outstanding at any month end	$36,000	$ -	$ -
Average outstanding balance for the year	$ 1,914	$ -	$ 116
Weighted-average interest rate paid for the year	2.08%	-%	1.87%
Weighted-average interest rate at year end	2.56%	-%	-%

(1) The balance at year-end 2004 represents FHLB advances of $19,000,000 due in January 2005 and $17,000,000 in February 2005.

9. Subordinated Debentures - Capital Securities

Capital Securities (commonly referred to as Trust Preferred Securities) are summarized as follows:

	At December 31, 2004		At December 31, 2003	
($ in thousands)	Principal	Accrued Interest	Principal	Accrued Interest
Capital Securities I - debentures due December 18, 2031	$15,464	$59	$15,464	$58
Capital Securities II - debentures due September 17, 2033	15,464	41	15,464	39
Capital Securities III - debentures due March 17, 2034	15,464	36	-	-
Capital Securities IV - debentures due September 20, 2034	15,464	29	-	-
	$61,856	$165	$30,928	$97

The Capital Securities are obligations of the Holding Company's wholly owned statutory business trusts, Intervest Statutory Trust I, II, III and IV. Each Trust was formed with a capital contribution of $464,000 from the Holding Company and for the sole purpose of issuing and administering the Capital Securities. The proceeds from the issuance of the Capital Securities together with the capital contribution for each Trust were used to acquire the Holding Company's Junior Subordinated Debentures that are due concurrently with the Capital Securities. The Capital Securities qualify as regulatory capital (see note 1 herein).

The sole assets of the Trusts, the obligors on the Capital Securities, are the Junior Subordinated Debentures. In addition, for each Trust, the Holding Company has guaranteed the payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to the Capital Securities. Issuance costs of $469,000, $444,000, $444,000 and $220,000 associated with Capital Securities I, II, III and IV, respectively, have been capitalized by the Holding Company and are being amortized over the life of the securities using the straight-line method.

Interest payments on the Junior Subordinated Debentures (and the corresponding distributions on the Capital Securities) are payable in arrears as follows: Capital Securities I - semi-annually at the fixed rate of 9.875% per annum; Capital Securities II - quarterly at the fixed rate of 6.75% per annum until September 17, 2008 and thereafter at the rate of 2.95% over 3 month libor; Capital Securities III - quarterly at the fixed rate of 5.88% per annum until March 17, 2009 and thereafter at the rate of 2.79% over 3 month libor; and Capital Securities IV - quarterly at the fixed rate of 6.20% per annum until September 20, 2009 and thereafter at the rate of 2.40% over 3 month libor.

9. Subordinated Debentures - Capital Securities, Continued

Interest payments may be deferred at any time and from time to time during the term of the Junior Subordinated Debentures at the election of the Company for up to 20 consecutive quarterly periods (5 years). There is no limitation on the number of extension periods the Company may elect; provided, however, no deferral period may extend beyond the maturity date of the Junior Subordinated Debentures. During an interest deferral period, interest will continue to accrue on the Junior Subordinated Debentures and interest on such accrued interest will accrue at an annual rate equal to the interest rate in effect for such deferral period, compounded quarterly from the date such interest would have been payable were it not deferred. At the end of the deferral period, the Company will be obligated to pay all interest then accrued and unpaid.

All of the Capital Securities are subject to mandatory redemption as follows: (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at stated maturity or earlier, at the option of the Holding Company, within 90 days following the occurrence and continuation of certain changes in the tax or capital treatment of the Capital Securities, or a change in law such that the Trust would be considered an investment company, contemporaneously with the redemption by the Holding Company of the Junior Subordinated Debentures; and (ii) in whole or in part at any time on or after December 18, 2006 for Capital Securities I, September 17, 2008 for Capital Securities II, March 17, 2009 for Capital Securities III, and September 20, 2009 for Capital Securities IV contemporaneously with the optional redemption by the Holding Company of the Junior Subordinated Debentures in whole or in part. Any redemption would be subject to the receipt of regulatory approvals.

10. Stockholders' Equity

The Holding Company's Board of Directors is authorized to issue up to 300,000 shares of preferred stock of the Holding Company without stockholder approval. The powers, preferences and rights, and the qualifications, limitations, and restrictions thereof on any series of preferred stock issued is determined by the Board of Directors. There is no preferred stock issued and outstanding.

Class A and B common stock have equal voting rights as to all matters, except that, so long as at least 50,000 shares of Class B common stock remain issued and outstanding, the holders of the outstanding shares of Class B common stock are entitled to vote for the election of two-thirds of the Board of Directors (rounded up to the nearest whole number), and the holders of the outstanding shares of Class A common stock are entitled to vote for the remaining Directors of the Holding Company. The shares of Class B common stock are convertible, on a share-for-share basis, into Class A common stock at any time.

11. Asset and Dividend Restrictions

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction accounts. At December 31, 2004 and 2003, balances maintained as reserves were approximately $1,190,000 and $691,000, respectively.

As a member of the Federal Reserve Banking and Federal Home Loan Banking systems, the Bank must maintain an investment in the capital stock of the FRB and FHLB. At December 31, 2004 and 2003, the total investment, which earns a dividend, aggregated $5,092,000 and $3,075,000. At December 31, 2004 and 2003, U.S. government agency securities with a carrying value of $82,218,000 and $5,835,000, respectively, were pledged against various lines of credit.

The payment of dividends by the Holding Company to its shareholders and the payment of dividends by the Holding Company's subsidiaries to the Holding Company itself are subject to various regulatory restrictions, as well as restrictions that may arise from outstanding indentures. These restrictions take into consideration various factors such as whether there are sufficient net earnings, as defined, liquidity, asset quality, capital adequacy and economic conditions. The holders of Class A common stock and Class B common stock share ratably in any dividend. The Holding Company has not paid any dividends on its capital stock and currently is not contemplating the payment of a dividend.

12. Profit Sharing Plans

The Company sponsors tax-qualified, profit sharing plans in accordance with the provisions of Section 401(k) of the Internal Revenue Code, whereby eligible employees meeting certain length-of-service requirements may make tax-deferred contributions up to certain limits. The Company makes discretionary matching contributions up to 3% of employee compensation, which vest to the employees over a period of time. Total cash contributions to the plans included in the consolidated statements of earnings aggregated $68,000, $55,000 and $47,000 in 2004, 2003 and 2002, respectively.

13. Related Party Transactions

The Bank has deposit accounts from affiliated companies, directors, executive officers and members of their immediate families and related business interests of approximately $32,000,000 at December 31, 2004 and $35,000,000 at December 31, 2003. There are no loans to any directors or executive officers of the Holding Company or its subsidiaries.

The Company paid fees of approximately $177,000 in 2004, $262,000 in 2003 and $157,000 in 2002 for legal services rendered by a law firm, a principal of which is a director of the Company. The Company paid commissions and fees in connection with the placement of debentures of approximately $680,000 in 2004, $531,000 in 2003 and $515,000 in 2002 to a broker/dealer, a principal of which is a director of the Company.

14. Common Stock Warrants

At December 31, 2004, the Holding Company had 696,465 common stock warrants outstanding that entitle its holder, the Chairman of the Holding Company, to purchase one share of common stock for each warrant. All warrants are currently exercisable.

Data concerning common stock warrants is as follows:

	Exercise Price Per Warrant		Total	Wtd-Avg
Class A Common Stock Warrants:	$6.67	$10.01	Warrants	Exercise Price
Outstanding at December 31, 2001	1,370,815	1,084,403	2,455,218	$ 9.42
Exercised in 2002	(772,600)	(30,858)	(803,458)	$ 9.88
Expired in 2002	(96,750)	-	(96,750)	$ 6.67
Outstanding at December 31, 2002	501,465	1,053,545	1,555,010	$ 8.93
Exercised in 2003	-	(945,717)	(945,717)	$10.01
Expired in 2003	-	(65,318)	(65,318)	$10.01
Outstanding at December 31, 2003 (1)	501,465	42,510	543,975	$ 6.93
Exercised in 2004	-	(42,510)	(42,510)	$10.01
Outstanding at December 31, 2004	501,465	-	501,465	$ 6.67
Remaining contractual life in years at December 31, 2004	2.1	-	2.1	

(1) The holders of the 42,510 warrants outstanding at December 31, 2003 presented these warrants to the Company for exercise prior to the expiration date of December 31, 2003. The resulting shares were issued in January 2004.

	Exercise Price Per Warrant		Total	Wtd-Avg
Class B Common Stock Warrants:	$6.67	$10.00	Warrants	Exercise Price
Outstanding at December 31, 2002, 2003 and 2004	145,000	50,000	195,000	$ 7.52
Remaining contractual life in years at December 31, 2004	3.1	3.1	3.1	

The Company elects to use the intrinsic value-based method prescribed under APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock warrants. Under this method, compensation expense related to stock warrants granted to employees is the excess, if any, of the market price of the stock as of the grant or modification date over the exercise price of the warrant.

14. Common Stock Warrants, Continued

For warrants granted to employees whose exercise price was reduced to $10.01 effective January 1, 2002 and whose expiration date was extended in 2002, compensation expense was recorded under variable rate accounting as prescribed by APB 25 and related interpretations. For these warrants, which originally totaled 138,500, compensation expense was recorded in salaries and employee benefits expense with a corresponding credit to paid in capital in the consolidated financial statements.

Compensation expense recorded in connection with common stock warrants is summarized as follows:

	For the Year Ended December 31,		
($ in thousands)	2004	2003	2002
Compensation expense recorded in connection with vesting of Class B common stock warrants during the period	$ 9	$ 26	$ 26
Compensation expense recorded in connection with Class A common stock warrants whose terms were modified	-	418	109
	$ 9	$444	$135

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," SFAS No. 123-R). SFAS No. 123-R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and directors, but expresses no preference for a type of valuation model. SFAS No. 123-R eliminates the intrinsic value-based method that the Company currently uses. The Company is required to adopt the new statement in the third quarter of 2005 and the new statement will impact its financial statements if and when any new stock warrants and/or options are issued in the future.

15. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return and combined state and city income tax returns in New York. The Company also files a franchise tax return in Delaware. The Bank files a state income tax return in Florida. All returns are filed on a calendar year basis.

At December 31, 2004 and 2003, the Company had a net deferred tax asset of $5,095,000 and $2,960,000, respectively. The asset relates to the unrealized benefit for net temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases that will result in future tax deductions. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized based on available evidence. Management believes that it is more likely than not that the Company's deferred tax asset will be realized and accordingly, a valuation allowance for deferred tax assets was not maintained at any time .

Allocation of federal, state and local income taxes between current and deferred portions is as follows:

($ in thousands)	Current	Deferred	Total
Year Ended December 31, 2004:			
Federal	$ 7,707	$(1,742)	$5,965
State and Local	3,204	(393)	2,811
	$10,911	$(2,135)	$8,776
Year Ended December 31, 2003:			
Federal	$ 5,576	$ (782)	$4,794
State and Local	2,260	(181)	2,079
	$ 7,836	$ (963)	$6,873
Year Ended December 31, 2002:			
Federal	$ 4,004	$ (547)	$3,457
State and Local	1,390	(134)	1,256
	$ 5,394	$ (681)	$4,713

15. Income Taxes, Continued

The components of the deferred tax benefit are as follows:

	For the Year Ended December 31,		
($ in thousands)	2004	2003	2002
Allowance for loan losses	$(2,073)	$(896)	$(623)
Organization and startup costs	11	29	28
Stock-based compensation	(4)	45	(62)
Depreciation	(88)	(65)	(41)
Deferred income	19	(75)	13
All other	-	(1)	4
	$(2,135)	$(963)	$(681)

The tax effects of the temporary differences that give rise to the deferred tax asset are as follows:

	At December 31,	
($ in thousands)	2004	2003
Allowance for loan losses	$4,541	$2,468
Organization and startup costs	-	11
Stock-based compensation	77	73
Depreciation	267	179
Deferred income	200	219
All other	10	10
Total deferred tax asset	$5,095	$2,960

The reconciliation between the statutory federal income tax rate and the Company's effective tax rate (including state and local taxes) is as follows:

	For the Year Ended December 31,		
	2004	2003	2002
Tax provision at statutory rate	35.0%	35.0%	34.0%
Increase in taxes resulting from:			
State and local income taxes, net of federal benefit	8.4	8.2	6.6
Other	-	(0.2)	-
	43.4%	43.0%	40.6%

16. Earnings Per Share

Net earnings applicable to common stock and the weighted-average number of shares used for basic and diluted earnings per share computations are as follows:

	For the Year Ended December 31,		
($ in thousands, except share and per share amounts)	2004	2003	2002
Basic earnings per share:			
Net earnings applicable to common stockholders	$11,453	$9,120	$6,906
Average number of common shares outstanding	6,068,755	4,938,995	4,043,619
Basic earnings per share amount	$1.89	$1.85	$1.71
Diluted earnings per share:			
Net earnings applicable to common stockholders	$11,453	$9,120	$6,906
Adjustment to net earnings from assumed conversion of debentures	254	452	436
Adjusted net earnings for diluted earnings per share computation	$11,707	$9,572	$7,342
Average number of common shares outstanding:			
Common shares outstanding	6,068,755	4,938,995	4,043,619
Potential dilutive shares resulting from exercise of warrants	255,171	356,339	313,519
Potential dilutive shares resulting from conversion of debentures	504,250	962,386	990,983
Total average number of common shares outstanding used for dilution	6,828,176	6,257,720	5,348,121
Diluted earnings per share amount	$1.71	$1.53	$1.37

16. **Earnings Per Share, Continued**

All warrants and convertible debentures outstanding were considered in the computation of diluted EPS because they were dilutive.

17. **Contingencies**

The Company is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as foreclosure proceedings. Management does not believe that there is any pending or threatened proceeding against the Company which, if determined adversely, would have a material effect on the business, results of operations, financial position or liquidity of the Company.

18. **Regulatory Capital**

The Holding Company is subject to regulation, examination and supervision by the FRB. The Bank is also subject to regulation, examination and supervision by the Federal Deposit Insurance Corporation (FDIC) and the Office of the Comptroller of the Currency of the United States of America (OCC). Intervest Securities Corporation is subject to regulation, examination and supervision by the U.S. Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet them can initiate certain mandatory and possibly discretionary actions by the regulators that, if undertaken, could have a direct,material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. These capital amounts are also subject to qualitative judgement by the regulators about components, risk weighting and other factors.

Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by the regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, as defined by the regulations.

Management believes, as of December 31, 2004 and 2003, that the Company and the Bank met all capital adequacy requirements to which they are subject. As of December 31, 2004, the most recent notification from the regulators categorized the Bank as a well-capitalized institution under the regulatory framework for prompt corrective action, which requires minimum Tier 1 leverage and Tier 1 and total risk-based capital ratios of 5%, 6% and 10%, respectively. Management believes that there are no current conditions or events outstanding that would change the designation from well capitalized.

Intervest Securities Corporation is subject to the SEC's Uniform Net Capital Rule [15c3-1 (a) (2) (vi)], which requires the maintenance of minimum net capital of $5,000. At December 31, 2004 and 2003, Intervest Securities Corporation's net capital was $481,000 and $459,000, respectively.

On January 1 2004, the Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46-R"), as revised in December 2003. FIN 46-R changes the method of determining whether certain entities should be included in the Company's financial statements. It requires bank holding companies that have used controlled business trusts to raise financing by issuing trust preferred securities to deconsolidate their investments in those trusts. For a further discussion of FIN 46-R and its regulatory implications, see the section entitled "Recent Accounting and Regulatory Developments" in note 1 herein.

18. Regulatory Capital, Continued

The table that follows presents information regarding the Company's and the Bank's capital adequacy.

	Actual		Minimum Capital Requirements		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions	
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated as of December 31, 2004:						
Total capital to risk-weighted assets	$156,105	14.23%	$87,737	8.00%	NA	NA
Tier 1 capital to risk-weighted assets	$115,031	10.49%	$43,868	4.00%	NA	NA
Tier 1 capital to average assets	$115,031	9.03%	$50,951	4.00%	NA	NA
Consolidated as of December 31, 2003:						
Total capital to risk-weighted assets	$109,029	14.84%	$58,787	8.00%	NA	NA
Tier 1 capital to risk-weighted assets	$ 97,571	13.28%	$29,394	4.00%	NA	NA
Tier 1 capital to average assets	$ 97,571	11.31%	$34,515	4.00%	NA	NA
Intervest National Bank at December 31, 2004:						
Total capital to risk-weighted assets	$117,413	12.08%	$77,746	8.00%	$97,182	10.00%
Tier 1 capital to risk-weighted assets	$106,724	10.98%	$38,873	4.00%	$58,309	6.00%
Tier 1 capital to average assets	$106,724	9.36%	$45,625	4.00%	$57,031	5.00%
Intervest National Bank at December 31, 2003:						
Total capital to risk-weighted assets	$ 77,709	12.53%	$49,612	8.00%	$62,016	10.00%
Tier 1 capital to risk-weighted assets	$ 71,399	11.51%	$24,806	4.00%	$37,209	6.00%
Tier 1 capital to average assets	$ 71,399	9.66%	$29,569	4.00%	$36,962	5.00%

19. Off-Balance Sheet Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments are in the form of commitments to extend credit, unused lines of credit and standby letters of credit, and may involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The Company's maximum exposure to credit risk is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Management is not aware of any trends, known demand, commitments or uncertainties which are expected to have a material impact on future operating results, liquidity or capital resources.

The contractual amounts of the Company's off-balance sheet financial instruments is as follows:

	At December 31,	
($ in thousands)	2004	2003
Unfunded loan commitments	$159,697	$123,791
Available lines of credit	789	825
Standby letters of credit	750	100
	$161,236	$124,716

20. Fair Value of Financial Instruments

The carrying and estimated fair values of the Company's financial instruments are as follows:

	At December 31, 2004		At December 31, 2003	
($ in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 24,599	$ 24,599	$ 64,128	$ 64,128
Securities held to maturity, net	248,888	247,211	152,823	152,995
FRB and FHLB stock	5,092	5,092	3,075	3,075
Loans receivable, net	1,004,290	1,011,559	664,545	700,855
Accrued interest receivable	6,699	6,699	4,995	4,995
Financial Liabilities:				
Deposit liabilities	993,872	997,939	675,513	687,135
Borrowed funds plus accrued interest payable	202,682	204,578	139,455	143,939
Accrued interest payable on deposits	1,718	1,718	1,080	1,080
Off-Balance Sheet Instruments:				
Commitments to lend	920	920	868	868

Fair value estimates are made at a specific point in time based on available information. Where available, quoted market prices are used. However, a significant portion of the Company's financial instruments, such as mortgage loans, do not have an active marketplace in which they can be readily sold or purchased to determine fair value. Consequently, fair value estimates for such instruments are based on assumptions made by management that include the instrument's credit risk characteristics and future estimated cash flows and prevailing interest rates. As a result, these fair value estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Accordingly, changes in any of management's assumptions could cause the fair value estimates to deviate substantially. The fair value estimates also do not reflect any additional premium or discount that could result from offering for sale, at one time, the Company's entire holdings of a particular financial instrument, nor estimated transaction costs.

Further, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on and have not been considered in the fair value estimates. Finally, fair value estimates do not attempt to estimate the value of anticipated future business, the Company's customer relationships, branch network, and the value of assets and liabilities that are not considered financial instruments, such as core deposit intangibles and premises and equipment.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Securities. The estimated fair value of securities held to maturity is based on quoted market prices. The estimated fair value of the FRB and FHLB stock approximates carrying value since the securities do not present credit concerns and are redeemable at cost.

Loans Receivable. The estimated fair value of loans is based on a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Management can make no assurance that its perception and quantification of credit risk would be viewed in the same manner as that of a potential investor. Therefore, changes in any of management's assumptions could cause the fair value estimates of loans to deviate substantially.

Deposits. The estimated fair value of deposits with no stated maturity, such as savings, money market, checking and noninterest-bearing demand deposit accounts approximates carrying value. The estimated fair value of certificates of deposit are based on the discounted value of their contractual cash flows. The discount rate used in the present value computation was estimated by comparison to current interest rates offered by the Bank for certificates of deposit with similar remaining maturities.

20. Fair Value of Financial Instruments, Continued

Borrowed Funds and Accrued Interest Payable. The estimated fair value of borrowed funds and related accrued interest payable is based on a discounted cash flow analysis. The discount rate used in the present value computation was estimated by comparison to what management believes to be the Company's incremental borrowing rate for similar arrangements.

All Other Financial Assets and Liabilities. The estimated fair value of cash and cash equivalents, accrued interest receivable and accrued interest payable on deposits approximates their carrying values since these instruments are payable on demand or have short-term maturities.

Off-Balance Sheet Instruments. The carrying amounts of commitments to lend approximated estimated fair value. The fair value of commitments to lend is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter party's credit standing.

21. Business Segment Information

The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses whose separate financial information is available and is evaluated regularly by the Company's chief operating decision makers to perform resource allocations and performance assessments.

The Company is a registered financial holding company whose primary business is banking and real estate lending as described in note 1 herein. The Company's day-to-day operating decisions are normally made by the members of its Executive Committee of the Board of Directors, which is comprised of the Chairman, Vice Chairman and Vice President of the Company. The Executive Committee generally uses revenue and earnings performance of each segment to determine operating, strategic and resource allocation decisions.

The following table presents certain information regarding the Company's operations by business segment:

	Revenues, Net of Interest Expense			Net Earnings (Loss)			Total Assets	
($ in thousands)	2004	2003	2002	2004	2003	2002	2004	2003
Banking (1)	$ 30,016	$ 22,604	$ 16,906	$ 7,436	$6,972	$4,959	$1,183,509	$789,567
Non-Bank Mortgage								
Investments	6,866	4,928	4,189	2,354	1,759	1,567	122,451	119,578
Broker/dealer	125	41	-	22	(6)	-	484	455
Holding Company (1)	554	142	(2)	1,641	395	380	159,522	116,184
Intersegment (2)	(4,555)	(2,494)	(1,721)	-	-	-	(149,215)	(114,261)
Consolidated	$33,006	$25,221	$19,372	$11,453	$9,120	$6,906	$1,316,751	$911,523

(1) For purposes of this table, revenues, net of interest expense and net earnings (loss) amounts are shown after intercompany dividends of $3,429,000 in 2004, $1,695,000 in 2003 and $1,500,000 in 2002 that were paid by the Bank to the Holding Company for debt service on trust preferred securities, the proceeds of which are invested in the capital of the Bank.

(2) Intersegment revenues, net of interest expense, arise from intercompany management and loan origination service agreements. All significant intercompany balances and transactions are eliminated in consolidation.

22. Acquisition of Intervest Securities Corporation

In June 2003, the Holding Company acquired all of the outstanding capital stock of Intervest Securities Corporation (ISC) in exchange for 30,000 shares of its Class B common stock that was newly issued for this transaction. ISC's total assets consisted of approximately $218,000 of cash at the time of acquisition. Prior to the acquisition, ISC was an affiliated entity in that it was wholly owned by the spouse of the Chairman of the Holding Company. The acquisition was accounted for at historical cost and accordingly, the recorded assets, liabilities and shareholders' equity of both companies were combined and recorded at their historical cost amounts. No restatements of the Company's prior period-consolidated financial statements in this report have been made because the financial results of ISC were diminimus.

23. Holding Company Financial Information

Condensed Balance Sheets

($ in thousands)	At December 31, 2004	2003
ASSETS		
Cash and due from banks	$ 74	$ 286
Short-term investments	4,788	2,682
Total cash and cash equivalents	4,862	2,968
Loans receivable, net (net of allowance for loan losses of $85 and $78 at December 31, 2004 and 2003)	13,993	15,514
Investment in consolidated subsidiaries	135,351	92,539
Investment in unconsolidated subsidiaries - Statutory Trusts	1,856	928
Deferred debenture offering costs, net of amortization	1,658	1,172
Stock proceeds receivable from warrant conversions	-	2,535
Premises and equipment, net	1,132	12
All other assets	670	516
Total assets	$159,522	$116,184
LIABILITIES		
Debentures payable	$ 5,580	$ 7,340
Debentures payable - capital securities	61,856	30,928
Accrued interest payable on all debentures	1,914	2,461
All other liabilities	78	70
Total liabilities	69,428	40,799
STOCKHOLDERS' EQUITY		
Common equity	90,094	75,385
Total stockholders' equity	90,094	75,385
Total liabilities and stockholders' equity	$159,522	$116,184

Condensed Statements of Earnings

($ in thousands)	For the Year Ended December 31, 2004	2003	2002
Interest income	$ 1,087	$ 1,125	$ 988
Dividend income from subsidiary (1)	3,429	1,695	1,500
Interest expense	4,351	3,024	2,695
Net interest and dividend income (expense)	165	(204)	(207)
Provision (credit) for loan losses	7	32	(2)
Noninterest income	389	346	205
Noninterest expenses	440	748	544
Income (loss) before income taxes	107	(638)	(544)
Credit for income taxes (2)	(1,534)	(1,033)	(924)
Net earnings before earnings of subsidiaries	1,641	395	380
Equity in undistributed earnings of Intervest National Bank	7,436	6,972	4,959
Equity in undistributed earnings of Intervest Mortgage Corporation	2,354	1,759	1,567
Equity in undistributed earnings (loss) of Intervest Securities Corporation	22	(6)	-
Net consolidated earnings	$11,453	$9,120	$6,906

(1) Represent dividends to the Holding Company from the Bank to provide funds for the debt service on the debentures payable - capital securities. This debt service is included in the Holding Company's interest expense. The proceeds from the capital securities are invested in the capital of the Bank.

(2) Dividends from subsidiaries are eliminated in consolidation and are not included in the Holding Company's pre-tax income for purposes of computing income taxes.

23. Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	For the Year Ended December 31,		
($ in thousands)	2004	2003	2002
OPERATING ACTIVITIES			
Net earnings	$11,453	$ 9,120	$ 6,906
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in earnings of subsidiaries	(13,241)	(10,420)	(8,026)
Cash dividends received from subsidiary	3,429	1,695	1,500
Provision (credit) for loan losses	7	32	(2)
Depreciation and amortization	86	1	1
Amortization of deferred debenture costs	115	131	114
Amortization of deferred loan fees, net	(35)	(50)	(69)
Deferred income tax (benefit) expense	(3)	38	(55)
Compensation expense from awards/modifications of stock warrants	9	444	135
Increase in accrued interest payable on debentures	576	347	756
Change in all other assets and liabilities, net	(97)	93	(411)
Net cash provided by operating activities	2,299	1,431	849
INVESTING ACTIVITIES			
Investment in subsidiaries, net	(33,928)	(20,715)	(338)
Cash acquired through acquisition of Intervest Securities Corporation	-	218	-
Purchase of equipment and leasehold improvements	(1,206)	(11)	(2)
Loan principal repayments and (originations), net	1,519	(6,316)	389
Net cash (used in) provided by investing activities	(33,615)	(26,824)	49
FINANCING ACTIVITIES			
Net decrease in mortgage escrow funds payable	(16)	(75)	(64)
Gross proceeds from issuance of debentures	30,928	15,464	-
Debenture offering costs	(663)	(446)	(9)
Principal repayments of debentures	-	(1,000)	-
Proceeds from issuance of common stock upon the exercise of stock warrants	2,961	6,931	5,801
Net cash provided by financing activities	33,210	20,874	5,728
Net increase (decrease) in cash and cash equivalents	1,894	(4,519)	6,626
Cash and cash equivalents at beginning of year	2,968	7,487	861
Cash and cash equivalents at end of year	$ 4,862	$ 2,968	$ 7,487
SUPPLEMENTAL DISCLOSURES			
Cash paid (received) during the year for:			
Interest	$ 3,658	$ 2,545	$ 1,825
Income taxes	(1,621)	(1,136)	(617)
Noncash transactions:			
Conversion of debentures into Class A common stock:			
Principal converted	1,760	2,090	-
Accrued interest converted	1,123	1,009	-
Unamortized debenture offering costs converted	(62)	(84)	-
Class B stock issued to acquire Intervest Securities Corporation	-	215	-
Accumulated other comprehensive income, change in subsidiary's unrealized loss on securities available for sale, net of tax	-	-	(111)

24. Selected Quarterly Financial Data (Unaudited)

The following information is as of or for the period ended:

($ in thousands, except per share amounts)	2004 First Quarter	2004 Second Quarter	2004 Third Quarter	2004 Fourth Quarter
Interest and dividend income	$14,593	$15,391	$17,655	$18,910
Interest expense	8,215	8,866	10,348	11,254
Net interest and dividend income	6,378	6,525	7,307	7,656
Provision for loan losses	1,077	1,284	1,067	1,098
Net interest and dividend income after provision for loan losses	5,301	5,241	6,240	6,558
Noninterest income	1,456	1,225	1,477	982
Noninterest expenses	1,918	2,045	2,141	2,147
Earnings before income taxes	4,839	4,421	5,576	5,393
Provision for income taxes	2,104	1,916	2,424	2,332
Net earnings	$2,735	$2,505	$3,152	$3,061
Basic earnings per share:	$ .45	$ .42	$ .52	$ .50
Diluted earnings per share:	$ .41	$ .37	$ .47	$ .46
Return on average assets	1.15%	0.95%	1.05%	0.96%
Return on average equity	14.32%	12.58%	15.32%	14.30%
Total assets	$ 993,010	$1,119,266	$1,269,256	$1,316,751
Total cash and investment securities	$ 210,747	$ 220,653	$ 307,120	$ 278,579
Total loans, net of unearned fees	$ 763,108	$ 877,296	$ 939,001	$1,015,396
Total deposits	$ 737,150	$ 852,852	$ 976,392	$ 993,872
Total borrowed funds and related interest payable	$ 155,034	$ 155,640	$ 180,368	$ 202,682
Total stockholders' equity	$ 78,751	$ 81,259	$ 84,410	$ 90,094

($ in thousands, except per share amounts)	2003 First Quarter	2003 Second Quarter	2003 Third Quarter	2003 Fourth Quarter
Interest and dividend income	$11,625	$12,470	$12,845	$13,524
Interest expense	6,788	6,964	7,079	7,733
Net interest and dividend income	4,837	5,506	5,766	5,791
Provision for loan losses	344	430	602	593
Net interest and dividend income after provision for loan losses	4,493	5,076	5,164	5,198
Noninterest income	329	1,176	1,038	778
Noninterest expenses	1,784	1,879	1,812	1,784
Earnings before income taxes	3,038	4,373	4,390	4,192
Provision for income taxes	1,237	1,807	1,859	1,970
Net earnings	$1,801	$2,566	$2,531	$2,222
Basic earnings per share:	$ .38	$ .55	$ .52	$ .41
Diluted earnings per share:	$ .32	$ .45	$ .42	$ .35
Return on average assets	1.03%	1.40%	1.32%	1.03%
Return on average equity	13.40%	18.33%	16.76%	13.17%
Total assets	$ 728,409	$ 750,241	$ 823,828	$ 911,523
Total cash and investment securities	$ 178,087	$ 158,043	$ 174,664	$ 220,026
Total loans, net of unearned fees	$ 532,592	$ 575,975	$ 631,361	$ 671,125
Total deposits	$ 538,098	$ 553,388	$ 594,832	$ 675,513
Total borrowed funds and related interest payable	$ 120,602	$ 120,988	$ 145,291	$ 140,383
Total stockholders' equity	$ 55,000	$ 58,009	$ 63,745	$ 75,385

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

The Company's management evaluated, with the participation of its Principal Executive and Financial Officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, the Principal Executive and Financial Officers have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations, and are operating in an effective manner. The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2004.

Item 9B. Other Information

Not Applicable

PART III

Item 10. Directors and Executive Officers

Directors. The information required by this item is contained under the section entitled "Proposal One: Election of Directors" in the Company's Proxy Statement for its 2005 Annual Meeting (the "Proxy Statement") and is incorporated herein by reference.

Executive Officers. The information required by this item is set forth in Item 4A of Part I of this report under the caption "Executive Officers and Other Key Employees."

Compliance with Section 16(a). The information required by this item is contained under the section entitled "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Proxy Statement and is incorporated herein by reference.

Audit Committee Financial Expert. Information regarding the audit committee of the Company's Board of Directors, including information regarding audit committee financial experts serving on the audit committee is contained in the section of the Proxy Statement entitled "Corporate Governance Principles and Board Matters" and is incorporated herein by reference.

Code of Business Conduct and Ethics. The Company has adopted a written code of business conduct and ethics that applies to its directors, officers and employees. In addition, the Company's Audit Committee has also adopted procedures for the submission of complaints or concerns regarding financial statement disclosures and other matters. A copy of these documents are attached as Exhibits to this annual report on Form 10-K. Additionally, a copy of any of these documents will be furnished upon request and without charge to beneficial holders of the Class A Common Stock of the Company. Written requests should be directed to: Intervest Bancshares Corporation, Attention: Secretary, One Rockefeller Plaza, Suite 400, New York, New York 10020.

Item 11. Executive Compensation

The information contained in the section entitled "Executive Compensation" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Transactions

The information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information contained in the section entitled "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information contained in the section entitled "Independent Public Accountants" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents Filed as Part of this Report

(1) **Financial Statements:** See Item 8 "Financial Statements and Supplementary Data"

(2) **Financial Statement Schedules:** See Item 8 "Financial Statements and Supplementary Data"

(3) **Exhibits:** The following exhibits are filed herein as part of this Form 10-K:

Exhibit No.	Description of Exhibit
2.0	Agreement and Plan of Merger dated as of November 1, 1999 by and among Intervest Bancshares Corporation, ICNY Acquisition Corporation and Intervest Corporation of New York, incorporated by reference to the Company's definitive proxy statement for the special meeting of shareholders to be held March 10, 2000, wherein such document is identified as "Annex A."
3.1	Restated Certificate of Incorporation of the Company, incorporated by reference to Amendment No.1 to the Company's Registration Statement on Form SB-2 (No 333-33419, the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on September 22, 1997, wherein such document is identified as Exhibit 3.1.
3.2	Bylaws of the Company, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 3.1.
4.1	Form of Certificate for Shares of Class A common stock, incorporated by reference to the Company's Pre-Effective Amendment No.1 to the Registration Statement on Form SB-2 (No. 33-82246), filed with the Commission on September 15, 1994.
4.2	Form of Certificate for Shares of Class B common stock, incorporated by reference to the Company's Pre-Effective Amendment No.1 to the Registration Statement on Form SB-2 (No. 33-82246), filed with the Commission on September 15, 1994.
4.3	Form of Warrant issued to Mr. Jerome Dansker, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1995, wherein such document is identified as Exhibit 4.2.
4.4	Form of Warrant for Class A common stock, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 4.3.
4.5	Form of Warrant Agreement between the Company and the Bank of New York, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 4.4.
4.6	Form of Indenture between the Company and the Bank of New York, as Trustee, incorporated by reference to the Company's Registration Statement on Form SB-2 (333-50113) filed with the Commission on April 15,1998.
4.7	Form of Indenture between the Company and the Bank of New York, as Trustee, dated January 1, 2001, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 2000, wherein such document is identified as Exhibit 4.7.
4.8	Form of Indenture between the Company, as Issuer, and State Street Bank and Trust Company, as Trustee, dated as of December 18, 2001, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 2001, wherein such document is identified as Exhibit 4.8.
4.9	Form of Indenture between the Company, as Issuer, and U.S Bank National Association, as Trustee, dated as of September 17, 2003, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 2003, wherein such document is identified as Exhibit 4.9.
4.10	Form of Indenture between the Company, as Issuer, and U.S Bank National Association, as Trustee, dated as of March 17, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 4.10.

Exhibit No.	Description of Exhibit
4.11	Form of Indenture between the Company, as Issuer, and Wilmington Trust Company, as Trustee, dated as of September 20, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 4.11.
4.12	Form of Indenture between the Company's subsidiary, Intervest Mortgage Corporation, and The Bank of New York dated as of June 1, 2004, incorporated by reference to Intervest Mortgage Corporation's quarterly report on Form 10-Q filed for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 4.23.
10.0	Employment and Supplemental Benefits Agreement between the Company and Jerome Dansker dated as of July 1, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.0.
10.1	Employment and Supplemental Benefits Agreement between the Company and Lowell S. Dansker dated as of July 1, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.1.
10.2	Employment and Supplemental Benefits Agreement between the Company and Lawrence G. Bergman dated as of July 1, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.2.
10.3	Employment Agreement between Intervest National Bank, the Company's subsidiary and Keith A. Olsen dated as of November 9, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.3.
10.4	Employment Agreement between Intervest National Bank, the Company's subsidiary and Raymond C. Sullivan dated as of November 10, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.4.
10.5	Employment Agreement between Intervest National Bank, the Company's subsidiary and John J. Arvonio dated as of November 10, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.5.
10.6	Mortgage Servicing Agreement dated as of April 1, 2002, as supplemented on October 21, 2004 for the purpose of clarification of the intent of the original agreement between the Company's subsidiaries, Intervest Mortgage Corporation and Intervest National Bank, incorporated by reference to Intervest Mortgage Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.1.
10.7	Employment Agreement between the Company's subsidiary, Intervest Mortgage Corporation and John H. Hoffmann dated as of November 10, 2004, incorporated by reference to Intervest Mortgage Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.2.
10.8	Amendment to Employment Agreement between the Company's subsidiary, Intervest Mortgage Corporation and Jerome Dansker dated as of July 1, 2004, incorporated by reference to Intervest Mortgage Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.0.
12.0	Computation of ratios of earnings to fixed charges.
14.1	Code of Business Conduct
14.2	Code of Ethics

Exhibit No.	Description of Exhibit
14.3	Procedures for Submissions Regarding Questionable Accounting, Internal Accounting Controls and Auditing Matters
21.0	Subsidiaries
31.0	Certification of the principal executive officer pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.
31.1	Certification of the principal financial officer pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.
32.0	Certification of the principal executive and financial officers pursuant to Section 906 of The Sarbanes--Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

INTERVEST BANCSHARES CORPORATION
(Registrant)

By: /s/ Lowell S. Dansker Date: March 11, 2005
Lowell S. Dansker, Vice Chairman,
President and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Chairman and Chief Executive Officer:
(Principal Executive Officer):

By: /s/ Jerome Dansker Date: March 11, 2005
Jerome Dansker

Vice Chairman, President and Treasurer:
(Principal Financial and Accounting Officer):

By: /s/ Lowell S. Dansker Date: March 11, 2005
Lowell S. Dansker

Vice President, Secretary and Director:

By: /s/ Lawrence G. Bergman Date: March 11, 2005
Lawrence G. Bergman

Directors:

By: /s/ Michael A. Callen Date: March 11, 2005
Michael A. Callen

By: /s/ Paul R. DeRosa Date: March 11, 2005
Paul R. DeRosa

By: /s/ Stephen A. Helman Date: March 11, 2005
Stephen A. Helman

By: /s/ Wayne F. Holly Date: March 11, 2005
Wayne F. Holly

By: /s/ Lawton Swan, III Date: March 11, 2005
Lawton Swan, III

By: /s/ Thomas E. Willett Date: March 11, 2005
Thomas E. Willett

By: /s/ David J. Willmott Date: March 11, 2005
David J. Willmott

By: /s/ Wesley T. Wood Date: March 11, 2005
Wesley T. Wood

INTERVEST SECURITIES CORPORATION
New York, New York

OFFICERS & DIRECTORS

Jerome Dansker -	Director, Chairman
Lowell S. Dansker -	Director, Vice Chairman and Chief Executive Officer
Joseph E. DeYoung -	Director, President
Lawrence G. Bergman -	Director, Vice President
David G. Hill -	Director, Vice President

COUNSEL

Harris Beach PLLC
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Weinick Sanders Leventhal & Co., LLP
1375 Broadway
New York, New York 10018-7010

INTERVEST MORTGAGE CORPORATION
New York, New York

DIRECTORS

Jerome Dansker -	Director, Chairman and Executive Vice President Chairman of Executive Committee
Lowell S. Dansker -	Director, Vice Chairman and President Member of Executive Committee
Lawrence G. Bergman -	Director, Vice President Member of Executive Committee
Michael A. Callen -	Director
Paul R. DeRosa -	Director
Stephen A. Helman -	Director
Wayne F. Holly -	Director
Lawton Swan, III -	Director
Thomas E. Willett-	Director
David J. Willmott -	Director
Wesley T. Wood -	Director

OFFICERS

Jerome Dansker - Executive Vice President
Lowell S. Dansker - President
Lawrence G. Bergman - Vice President
John B. Carella - Vice President
John H. Hoffmann - Vice President

Victor E. Barcik - Assistant Vice President
Steven J. Friedman - Assistant Vice President
Eric C. Louis - Assistant Vice President
Frank J. Rojas - Assistant Vice President

INDENTURES OF TRUST/TRUSTEES & COUNSEL

The Bank of New York
101 Barclay Street
New York, New York 10286

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271

COUNSEL

Harris Beach PLLC
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Eisner LLP
750 Third Avenue
New York, New York 10017-2703

INTERVEST NATIONAL BANK
New York, New York

DIRECTORS

Jerome Dansker -	Director, Chairman Chairman of Executive and Loan Committees
Lowell S. Dansker -	Director, Vice Chairman and Chief Executive Officer Member of Executive and Loan Committees
Lawrence G. Bergman -	Director Member of Executive and Loan Committees
Michael A. Callen -	Director Chairman of Audit Committee
Paul R. DeRosa -	Director Member of Audit Committee
Stephen A. Helman -	Director
Wayne F. Holly -	Director
Keith A. Olsen -	Director, President of Florida Division
Raymond C. Sullivan -	Director, President
Lawton Swan, III -	Director Member of Audit Committee
Thomas E. Willett-	Director
David J. Willmott -	Director Member of Audit Committee
Wesley T. Wood -	Director Member of Loan Committee

OFFICERS

Lowell S. Dansker - Chief Executive Officer
Raymond C. Sullivan - President
Keith A. Olsen - President, Florida Division
John J. Arvonio - Senior Vice President and Chief Financial Officer
Peter Covell - Vice President
Diane S. Rathburn - Vice President
Anthony J. Steo - Vice President
Vonna L. Balkovic - Assistant Vice President
Betty E. Burns - Assistant Vice President
Angela Casey - Assistant Vice President
Kathy Curl - Assistant Vice President
Robert Garmise - Assistant Vice President
Erik E. Larson - Assistant Vice President
John W. Loock - Assistant Vice President
Jorge L. Lopez - Assistant Vice President
Mary F. Nonnemacher - Information Systems Officer
Gayle S. Williams - Assistant Vice President

COUNSEL

Harris Beach PLLC
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Hacker, Johnson & Smith, P.A., P.C.
500 North Westshore Blvd.
Tampa, Florida 33622-0368

INTERVEST BANCSHARES CORPORATION
One Rockefeller Plaza, New York, NY 10020-2002
OFFICERS & DIRECTORS

Jerome Dansker	**Director, Chairman and Chief Executive Officer** **Chairman of Executive and Loan Committees** Director, Chairman - Intervest National Bank Director, Chairman - Intervest Mortgage Corporation Director, Chairman - Intervest Securities Corporation
Lowell S. Dansker	**Director, Vice Chairman and President** **Member of Executive and Loan Committees** Director, Vice Chairman, CEO - Intervest National Bank Director, Vice Chairman, President - Intervest Mortgage Corporation Director, Vice Chairman, CEO - Intervest Securities Corporation
Lawrence G. Bergman	**Director, Vice President** **Member of Executive and Loan Committees** Director - Intervest National Bank Director - Intervest Mortgage Corporation Director - Intervest Securities Corporation
Michael A. Callen	**Director, Chairman of Audit Committee** **Member of Compensation Committee** Director - Intervest National Bank Director - Intervest Mortgage Corporation President - Avalon Argus Associates Director - AMBAC, Inc.
Paul R. DeRosa	**Director, Member of Audit and Compensation Committees** Director - Intervest National Bank Director - Intervest Mortgage Corporation Principal - Mt. Lucas Management Corporation
Stephen A. Helman	**Director** Director - Intervest National Bank Director - Intervest Mortgage Corporation Attorney at Law
Wayne F. Holly	**Director** Director - Intervest National Bank Director - Intervest Mortgage Corporation Chairman, President - Sage, Rutty & Co., Inc.
Lawton Swan, III	**Director, Member of Audit Committee** Director - Intervest National Bank Director - Intervest Mortgage Corporation Chairman, President - Interisk Corporation
Thomas E. Willett	**Director** Director - Intervest National Bank Director - Intervest Mortgage Corporation Partner - Harris Beach PLLC
David J. Willmott	**Director, Member of Audit Committee** Director - Intervest National Bank Director - Intervest Mortgage Corporation Editor & Publisher - Suffolk Life Newspapers
Wesley T. Wood	**Director - Chairman of Compensation Committee** **Member of Loan Committee** Director - Intervest National Bank Director - Intervest Mortgage Corporation Director, President - Marketing Capital Corporation Advisory Board Member – The Center of Direct Marketing at New York University Member of Trustees Advisory Committee - Fairfield University

INTERVEST BANCSHARES CORPORATION
One Rockefeller Plaza, New York, NY 10020-2002

TRANSFER AGENT & REGISTRAR ----- COUNSEL

The Bank of New York
101 Barclay Street
New York, New York 10286

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271

AUDITORS

Hacker, Johnson & Smith, P.A., P.C.
500 North Westshore Blvd.
Tampa, Florida 33622-0368

COUNSEL

Harris Beach PLLC
99 Garnsey Road
Pittsford, New York 14534

MARKET FOR COMMON STOCK

NASDAQ SmallCap Market
Symbol **IBCA**